APEX GEOSCIENCE

in partnership with FORT McKAY FIRST NATION

Prepared For:

Mt. Hamilton LLC
Suite 390, 4251 Kipling ST
Wheat Ridge, Colorado, 90033 USA

Mako Mining Corp.
Suite 700, 838 West Hastings ST
Vancouver, BC, V6C 0A6 Canada

Sailfish Royalty Corp.
Sea Meadow House PO Box 116
Road Town,
Tortola British Virgin Islands VG1110

MT. HAMILTON

MAKO MINING CORP.

SAILFISH ROYALTY CORP.

Qualified Persons:

Michael B. Dufresne, M.Sc., P.Geol., P.Geo. (APEX Geoscience)
Andrew Turner, B.Sc., P.Geol., P.Geo. (APEX Geoscience)
David Frost, FAusIMM (DRA Americas Inc.)
James N. Gray, P. Geo. (Advantage Geoservices Ltd.)

Effective Date: November 10, 2025

LEGAL*70115152.1

 Signing Date:     November 17, 2025

Report Issued By

APEX Geoscience Head Office 100-11450 160 ST NW Edmonton AB T5M 3Y7 Canada +1 780-467-3532	Vancouver Office 410-800 W Pender ST Vancouver BC V6C 2V6 Canada +1 604-290-3753	info@apexgeoscience.com EGBC Permit to Practice #1003016 APEGA Permit to Practice #48439
Perth Office 9/18 Parry ST Fremantle WA 6160 Australia +08 9221 6200

In Collaboration With

DRA Americas Inc. 20 Queen ST W Toronto, ON, M5H 3R3 Canada
Advantage Geoservices Ltd. 12771 261 ST Maple Ridge, BC, V2W 1C3 Canada

Contributing Authors and Qualified Persons

Coordinating Author and QP
Michael B. Dufresne, M.Sc., P.Geol., P.Geo.	APEX Geoscience	Signature and Seal on File
Contributing Authors and QPs
Andrew Turner, B.Sc., P.Geol., P.Geo. David Frost, FAusIMM James N. Gray, P. Geo.	APEX Geoscience DRA Americas Inc. Advantage Geoservices Ltd.	Signature and Seal on File Signature and Seal on File Signature and Seal on File

Mt. Hamilton Property Technical Report	ii	November 10, 2025

Effective and Signing Date

Effective Date	Signing Date
November 10, 2025	November 17, 2025

Mt. Hamilton Property Technical Report	iii	November 10, 2025

Contents

1 Summary	1

1.1 Issuer and Purpose	1
1.2 Authors and Site Inspection	1
1.3 Property Location, Description, and Access	2
1.4 Geology and Mineralization	2
1.4.1 Seligman Deposit	3
1.4.2 Centennial Deposit	4
1.4.3 Seligman Stock (Igneous) Deposit	4
1.5 Historical Exploration	4
1.6 Drilling, Sampling and Analysis	4
1.7 Data Verification	5
1.8 Metallurgy	5
1.9 Mineral Resource Estimate	5
1.10 Conclusions and Recommendations	7
1.10.1 Conclusions	7
1.10.2 Risks and Uncertainties	8
1.10.3 Opportunities	8
1.10.4 Recommendations	9

2 Introduction	11

2.1 Issuer and Purpose	11
2.2 Authors and Site Inspection	11
2.3 Sources of Information	16
2.4 Units of Measure	16

3 Reliance on Other Experts	17

4 Property Description and Location	18

4.1 Mineral Rights and Tenure	18
4.1.1 Owned Fee Parcels and Royalty Considerations	29
4.1.2 Patented Claims	29
4.1.3 Unpatented Owned Claims	29
4.1.3.1 SC Claims	29
4.1.3.2 MH Claims	29
4.1.3.3 HF Claims	30
4.1.3.4 Monte Claims	30
4.1.3.5 MHP Claims	30
4.1.3.6 AR Claims	30
4.1.4 Unpatented Leased Claims	30
4.1.4.1 Centennial Lease	30
4.1.4.2 Centennial Shell Lease	31
4.1.4.3 Carrington Lease	31
4.2 Sufficiency of Surface Rights	32
4.3 Agreements, Royalties, and Encumbrances	32
4.3.1 Agreements	32
4.3.2 Royalties	33
4.3.2.1 GAMI (Monte) Royalty	33
4.3.2.2 Sandstorm Royalty	33
4.3.2.3 Henkle-Buchanan Royalty	34
4.4 Permits	34
4.5 Environmental Liabilities	35

5 Accessibility, Climate, Local Resources, Infrastructure, and Physiography	36

5.1 Accessibility	36
5.2 Climate	36
5.3 Local Resources and Infrastructure	36
5.4 Physiography	37

Mt. Hamilton Property Technical Report	iv	November 10, 2025

6 History	38

6.1 Ownership	38
6.2 Exploration History	38
6.3 Production History	49
6.4 Historical Estimates	49

7 Geological Setting and Mineralization	55

7.1 Regional Geology	55
7.2 Property Geology	55
7.2.1 Stratigraphy	64
7.2.1.1 Cambrian	64
7.2.1.2 Cretaceous Stocks	65
7.2.1.3 Tertiary/Quaternary	66
7.2.2 Structure	66
7.2.2.1 Seligman Deposit	67
7.2.2.2 Centennial Deposit	68
7.2.3 Alteration	70
7.3 Mineralization	77
7.4 Redox	78

8 Deposit Types	80

8.1 Mineralization Characteristics	80
8.1.1 Characteristics of Precious Metal Skarns	80
8.1.2 Characteristics of Carlin-type Deposits	82
8.1.3 Characteristics of Epithermal Style Mineralization	83
8.1.3.1 High Sulfidation Epithermal Mineralization	83
8.1.3.2 Intermediate Sulfidation Epithermal Mineralization	83
8.1.3.3 Low Sulfidation Epithermal Mineralization	84
8.2 Applicability	86

Mt. Hamilton Property Technical Report	v	November 10, 2025

8.2.1 Applicability of Gold-skarn Model at Mt. Hamilton	86
8.2.2 Applicability of Carlin-type Model at Mt. Hamilton	86

9 Exploration	88

9.1 Grids and Surveys	88
9.2 Geological Mapping	88
9.3 Geochemical Sampling	89
9.4 Exploration Potential	89

10 Drilling	96

10.1 Historical Drilling Summary	96
10.2 Drilling Methods	99
10.2.1 Reverse Circulation (RC) Drilling	99
10.2.1.1 Phillips (1973-1984)	99
10.2.1.2 Westmont (1984-1994)	100
10.2.1.3 Rea Gold (1994-1997)	100
10.2.1.4 Solitario (2010-2012)	101
10.2.2 Core Drilling	101
10.2.2.1 Union Carbide (1956-1989)	101
10.2.2.2 Phillips (1973-1984)	101
10.2.2.3 Westmont (1984-1994)	102
10.2.2.4 Rea Gold (1994-1997)	102
10.2.2.5 Augusta (2006-2007)	102
10.2.2.6 Ely Gold (2008)	102
10.2.2.7 Solitario (2010-2013)	102
10.2.3 Other Drilling Methods	103
10.2.3.1 Unknown Company (1956)	103
10.2.3.2 Union Carbide (1956-1989)	103
10.2.3.3 Rea Gold (1995)	103
10.3 Geological Logging	103
10.3.1 Union Carbide (1956-1989)	103
10.3.2 Phillips (1973-1984)	103
10.3.3 Westmont (1984-1994)	104
10.3.4 Rea Gold (1994-1997)	104
10.3.5 Augusta (2006-2007)	104
10.3.6 Ely Gold (2008)	104
10.3.7 Solitario (2010-2013)	104
10.4 Recovery	105
10.5 Analytical Laboratories	105
10.6 Collar Surveys	105
10.7 Downhole Surveys	106
10.8 Geotechnical and Hydrological Drilling	106
10.9 Metallurgical Drilling	107
10.10 Sample Length/True Thickness	108

Mt. Hamilton Property Technical Report	vi	November 10, 2025

10.11 Centennial RC Chip pXRF Data	109

11 Sample Preparation, Analyses and Security	111

11.1 Sampling Methods	111
11.1.1 RC Sampling	111
11.1.1.1 Westmont	111
11.1.1.2 Rea Gold	111
11.1.1.3 Solitario	112
11.1.2 Core Sampling	112
11.1.2.1 Phillips	112
11.1.2.2 Westmont	112
11.1.2.3 Rea Gold	112
11.1.2.4 Ely Gold	113
11.1.2.5 Solitario	113
11.2 Density Determinations	113
11.2.1 Westmont	113
11.2.2 Rea Gold	113
11.2.3 Solitario	114
11.2.4 Mt. Hamilton LLC	114
11.3 Sample Security	114
11.3.1 Rea Gold	114
11.3.2 Solitario	115
11.4 Analytical Laboratories	115
11.5 Sample Preparation and Analysis	115
11.5.1 Union Carbide	115
11.5.2 Phillips	116
11.5.3 Westmont	116
11.5.4 Rea Gold	116
11.5.5 Augusta	117
11.5.6 Ely Gold	117
11.5.7 Solitario	117
11.6 Quality Assurance and Quality Control	117
11.6.1 Westmont	118
11.6.1.1 Blanks	118
11.6.1.2 Standards	120
11.6.1.3 Duplicates	126
11.6.2 Rea Gold	127
11.6.2.1 Blanks	127
11.6.2.2 Standards	128
11.6.2.3 Duplicates	131
11.6.2.4 Check Assays	132
11.6.3 Augusta	133
11.6.3.1 Blanks	133

Mt. Hamilton Property Technical Report	vii	November 10, 2025

11.6.3.2 Standards	134
11.6.4 Ely Gold	134
11.6.4.1 Blanks	134
11.6.4.2 Standards	134
11.6.5 Solitario	134
11.6.5.1 Blanks	135
11.6.5.2 Standards	136
11.6.5.3 Duplicates	141
11.6.6 Mt. Hamilton LLC	143
11.6.6.1 Blanks	143
11.6.6.2 Standards	143
11.6.6.3 Duplicates	144
11.6.7 Analysis of Au FA and cyanide data	145
11.6.8 Analysis of Ag data	146
11.7 Adequacy of Sample Collection, Preparation, Security and Analytical Procedures	150

12 Data Verification	151

12.1 Mt. Hamilton Databases	151
12.2 APEX Drillhole Verification	152
12.2.1 Collar Locations	152
12.2.2 Downhole Surveys	152
12.2.3 Assay Database	153
12.2.3.1 Silver Re-assay 2019 Program	153
12.2.4 Drill Log Lithologic Units	153
12.2.4.1 Detailed Centennial Drill Sections	153
12.2.5 Specific Gravity Measurements	154
12.2.6 Comments on Drillhole Data Verification	154
12.3 QP Site Inspection	154
12.4 Validation Limitations	157
12.5 Adequacy of the Data	157

13 Mineral Processing and Metallurgical Testing	158

13.1 Metallurgical Testwork	158
13.1.1 1988 - MLI Job No. 1263	159
13.1.2 1997 - KCA	159
13.1.3 2010 - MLI Job No. 3354	160
13.1.4 2011 - MLI Job No. 3604	160
13.1.5 2011 - MLI Job No. 3528	160
13.1.6 2013 - MLI Job No. 3777	161
13.1.7 Sample Representivity	164
13.2 Recovery Estimates	165
13.3 Metallurgical Variability	167
13.4 Deleterious Elements	167

Mt. Hamilton Property Technical Report	viii	November 10, 2025

14 Mineral Resource Estimates	168

14.1 Introduction	168
14.2 Drill Data and Model Setup	168
14.3 Geological Model	170
14.3.1 Indicator Interpolation	171
14.3.2 Oxide Indicator Interpolation	171
14.3.3 Grade Domain Indicator Interpolation	173
14.4 Density Assignment	176
14.5 Grade Capping	176
14.6 Assay Compositing	178
14.7 Grade Variography	179
14.8 Grade Interpolation	180
14.9 Model Validation	181
14.10 Depletion	186
14.11 Mineral Resource Classification	186
14.12 Reasonable Prospects of Eventual Economic Extraction	188
14.13 Mineral Resource Reporting	188
14.14 Risk, Uncertainty, and Opportunities related to the Mineral Resource Estimate	191

23 Adjacent Properties	193

24 Other Relevant Data and Information	194

25 Interpretation and Conclusions	195

25.1 Mineral Tenure, Mineral Rights and Royalties	195
25.2 Geology and Mineralization	195
25.2.1 Seligman Deposit	196
25.2.2 Centennial Deposit	196
25.2.3 Seligman Stock (Igneous) Deposit	196
25.3 Historical Exploration	197
25.4 Drilling, Sampling and Assaying	197
25.5 Data Verification/Database	197
25.6 Metallurgical Testwork	198
25.7 Mineral Resource Estimate	198
25.8 Conclusions	200
25.9 Risks and Uncertainties	200
25.10 Opportunities	201

26 Recommendations	202

27 References	204

28 Certificate of Authors	208

28.1 Michael B. Dufresne Certificate of Author	208
28.2 Andrew J. Turner Certificate of Author	209
28.3 David Frost Certificate of Author	211

Mt. Hamilton Property Technical Report	ix	November 10, 2025

28.4 James N. Gray Certificate of Author	212

Mt. Hamilton Property Technical Report	x	November 10, 2025

Tables

Table 1.1 Mineral Resource Estimate for the Mt. Hamilton Property with an effective data of September 23, 2025.	6
Table 1.2 Proposed Budget for Proposed Exploration at the Mt. Hamilton Property.	10
Table 4.1 Private land parcels.	22
Table 4.2 Federal mining claim list for the Property.	22
Table 4.3 Mt. Hamilton Property active permits.	34
Table 4.4 Water rights.	35
Table 6.1 Mt. Hamilton Property history.	38
Table 6.2 Mt. Hamilton production history.	49
Table 6.3 Historical resource and reserve estimates.	51
Table 7.1 Timing of structural events within the Property area.	66
Table 8.1 Key characteristics of skarn deposits.	81
Table 10.1 Mt. Hamilton Property drilling summary by company.	96
Table 10.2 Summary of drillholes at the Mt. Hamilton resource area.	99
Table 10.3 Rea Gold twin hole comparison.	100
Table 10.4 Analytical laboratories.	105
Table 10.5 2010 and 2012 Geotechnical holes.	107
Table 10.6 1997 KCA metallurgical holes.	107
Table 10.7 2009 to 2012 McClelland metallurgical holes.	108
Table 10.8 Select Solitario 2012 drill intercepts, Seligman deposit.	108
Table 10.9 Select Solitario 2012 drill intercepts, Centennial deposit.	109
Table 11.1 Analytical laboratories.	115
Table 11.2 Westmont blank performance.	118
Table 11.3 Summary of standards from Westmont drilling.	120
Table 11.4 Summary of Westmont standards for Au.	121
Table 11.5 Summary of Westmont standards for Ag.	124
Table 11.6 Westmont field duplicate summary statistics.	126
Table 11.7 Coarse blanks used in Rea Gold 1997 drill program.	127
Table 11.8 Summary of Rea Gold Au standards used at mine lab in 1997 (values calculated using assays from mine lab).	129
Table 11.9 Rea Gold 1997 mine lab Au standards.	129
Table 11.10 Field duplicate summary statistics by method at mine lab.	131
Table 11.11 Summary of QA/QC samples submitted to AAL.	134
Table 11.12 Summary of Solitario blanks and MEG standards.	136
Table 11.13 Solitario MEG Au SRM summary statistics.	137
Table 11.14 Summary AAL Internal Rocklabs Au CRMs.	138

Mt. Hamilton Property Technical Report	xi	November 10, 2025

Table 11.15 Summary statistics of internal AAL Au CRMs.	139
Table 11.16 Silver SRM summary statistics.	140
Table 11.17 Statistical summary of duplicates.	141
Table 12.1 Downhole surveys classified by year and company/contractor	152
Table 12.2 QP site visit sample results.	157
Table 13.1 Testwork campaign summary.	158
Table 13.2 MLI 3777 composite data.	163
Table 13.3 Column leach test coverage by mineralized material type.	164
Table 13.4 Deposit sulfide to oxide recovery ratio analysis.	166
Table 13.5 Field recovery estimates for the Mt. Hamilton Property.	166
Table 14.1 Mineral Resource drillhole summary.	168
Table 14.2 Block model setup.	169
Table 14.3 Grade domain variogram models.	174
Table 14.4 Available density measurements.	176
Table 14.5 Assay cap levels by domain.	176
Table 14.6 Composite statistics - gold.	177
Table 14.7 Composite statistics - silver.	177
Table 14.8 Variogram models - gold.	179
Table 14.9 Variogram models - silver.	180
Table 14.10 OK search parameters.	181
Table 14.11 Resource classification criteria.	185
Table 14.12 Pit optimization parameters.	188
Table 14.13 Mt. Hamilton Mineral Resource Estimate (September 23, 2025).	189
Table 14.14 Mt. Hamilton Mineral Resource Estimate at a Range of Au Cut-Off Grades (September 23, 2025).	189
Table 25.1 Mineral Resource Estimate for the Mt. Hamilton Property with an effective data of September 23, 2025.	199
Table 26.1 Proposed Budget for Proposed Exploration at the Mt. Hamilton Property.	203

Figures

Figure 2.1 Mt. Hamilton Property location.	13
Figure 4.1 Mt. Hamilton Property mineral tenure.	20
Figure 6.1 Location of 2004 geophysical IP/resistivity survey.	41
Figure 6.2 Soil sample survey with Au grades.	44
Figure 6.3 Rock samples with Au grades.	47
Figure 7.1 Regional geology map of the Property area.	57
Figure 7.2 Mt. Hamilton Property geologic map with deposit outlines.	59

Mt. Hamilton Property Technical Report	xii	November 10, 2025

Figure 7.3 Mt. Hamilton stratigraphy relative to the Seligman and Centennial deposits.	61
Figure 7.4 Resource area geology with structural blocks separating the Seligman deposit to the north and the Centennial deposit to the south.	69
Figure 7.5 Cross section of the Seligman deposit with drillholes, mineralization, redox, and Au grade.	73
Figure 7.6 Cross section of the Centennial deposit with drillholes, mineralization, redox, and Au grade.	75
Figure 8.1 Generalized cross-section of a skarn deposit and alteration halo	82
Figure 8.2 Conceptual model of the porphyry and epithermal systems.	85
Figure 9.1 Location and results of 2019 Au rock chip sampling.	90
Figure 9.2 Geologic map showing potential Au-Ag exploration target areas.	93
Figure 10.1 Drillholes located within the Mt. Hamilton Property boundary.	97
Figure 10.2 Hole 95172 Au assay data and pXRF potassic (K) and arsenic (As) chemistry.	110
Figure 11.1 Chemex performance chart for Au in blank material.	119
Figure 11.2 Cone performance chart for Au in blank material.	119
Figure 11.3 Performance chart for Au standard CCB (Chemex).	122
Figure 11.4 Performance chart for Au standard CCB-200 (Cone).	122
Figure 11.5 Performance chart for Au standard MH-5A (Chemex).	123
Figure 11.6 Performance chart for Au standard MH-5B (Chemex).	123
Figure 11.7 Performance chart for Ag standard MH-5A (Chemex).	125
Figure 11.8 Performance chart for Ag standard MH-5B (Chemex).	125
Figure 11.9 Field duplicate scatter plot Au performance (Chemex).	126
Figure 11.10 Field duplicate scatter plot Au performance (Cone).	127
Figure 11.11 Mine site performance chart for Au in coarse blank.	128
Figure 11.12 Performance chart for Au standard HAM-B.	130
Figure 11.13 Performance chart for Au standard HAM-D.	130
Figure 11.14 Field duplicate scatter plot cyanide Au performance.	131
Figure 11.15 Field duplicate scatter plot FA Au performance.	132
Figure 11.16 Scatter plot of mine lab vs Chemex check Au assays.	133
Figure 11.17 AAL Performance chart for Au in coarse blank.	135
Figure 11.18 AAL Internal performance chart for Au in coarse blank.	136
Figure 11.19 Performance chart for Au standard MEGAu09.01.	137
Figure 11.20 Performance chart for Au standard MEGAu09.04.	138
Figure 11.21 Performance chart for AAL Rocklabs Au standard Ox89.	139
Figure 11.22 Performance chart for AAL Rocklabs Au standard SK52.	140
Figure 11.23 Performance chart for Ag standard MEGAu09.03.	141
Figure 11.24 Field duplicate scatter plot Au performance chart.	142
Figure 11.25 Lab pulp duplicate scatter plot Au performance chart.	142
Figure 11.26 Standard reference material analyses for the 2019 Ag analyses.	144
Figure 11.27 2019 duplicate Ag analyses.	145

Mt. Hamilton Property Technical Report	xiii	November 10, 2025

Figure 11.28 Comparison of Au-CN with Au-FA methods.	146
Figure 11.29 Gold analytical technique vs oxidation state.	146
Figure 11.30 Drillhole location and pulp selection.	147
Figure 11.31 Comparison Ag AR to Ag 4 acid analytical technique.	148
Figure 11.32 Comparison Ag CN to Ag 4 acid technique.	149
Figure 11.33 Comparison Ag FA to Ag 4 acid technique.	150
Figure 12.1 Traverse and samples collected during the author's 2025 site visit.	151
Figure 13.1 Au CN/FA% vs column leach Au recovery %.	166
Figure 14.1 Block model limits and drill plan.	170
Figure 14.2 Section 507,400E - oxide block model by indicator estimation.	172
Figure 14.3 Log Probability Plot - all gold assays.	173
Figure 14.4 Section 507,400E - Indicator Modelled mineralized zones.	175
Figure 14.5 Centennial assay probability plots (background - left, mineralized - right).	176
Figure 14.6 Section 507,400E - gold block model and composites data.	182
Figure 14.7 Swath plots through the gold resource model.	183
Figure 14.8 Section 507,400E - classified mineral resource blocks.	187

Mt. Hamilton Property Technical Report	xiv	November 10, 2025

1 Summary

1.1 Issuer and Purpose

This Technical Report (the "Report") on the Mt. Hamilton Property (the "Property"), was prepared by APEX Geoscience Ltd. ("APEX"), DRA Americas Inc. ("DRA"), and Advantage Geoservices Ltd. ("Advantage Geoservices") at the request of the Issuer, Mt. Hamilton LLC ("MH-LLC" or the "Company"), on behalf of Mako Mining Corp. ("Mako Mining") and Sailfish Royalty Corp. ("Sailfish").

The Mt. Hamilton Property is a formerly producing gold mine that is currently a gold-silver exploration project situated in White Pines County, Nevada, USA. The Property lies along the southern portion of the Battle Mountain - Eureka Trend, one of the most prospective gold mining districts globally due to its vast Carlin-type gold deposits, where mineralization is structurally controlled by deep faults intersecting favorable carbonate host rocks, offering significant potential for new, concealed discoveries.

This Report summarizes a National Instrument 43-101 (NI 43-101) Standards of Disclosure for Mineral Projects Updated Mineral Resource Estimate (MRE) and metallurgy of the Mineral Resources identified within the Property, and provides a technical summary of the relevant location, tenure, historical, and geological information, and recommendations for future exploration programs. This Report summarizes the technical information available up to the Effective Date of November 10, 2025.

This Report was prepared by Qualified Persons (QPs) in accordance with disclosure and reporting requirements set forth in the NI 43-101 Standards of Disclosure for Mineral Projects (effective May 9, 2016), Companion Policy 43-101CP Standards of Disclosure for Mineral Projects (effective February 25, 2016), Form 43-101F1 (effective June 30, 2011) of the British Columbia Securities Administrators, the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Mineral Exploration Best Practice Guidelines (November 23, 2018), the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (November 29, 2019) and the CIM Definition Standards (May 10, 2014).

1.2 Authors and Site Inspection

This Report is authored by Mr. Michael B. Dufresne, M.Sc., P.Geol., P.Geo. and Mr. Andrew J. Turner, B.Sc., P.Geol., P.Geo. both Principals and Senior Consulting Geologists with APEX; Mr. David Frost, FAusIMM, Vice President Process Engineering, DRA; and Mr. James N. Gray, P. Geo., Advantage Geoservices (collectively referred to as the "Authors"). The Authors are fully independent of Property, the Company, Mako, and Sailfish, and are QPs as defined by NI 43-101. Mr. Dufresne has prepared and is taking responsibility for Sections 1.6, 1.7, 1.10, 9 to 12, 23, 24, 25.4, 25.5, 25.8 to 25.10, 26, and 27 of this Report. Mr. Turner has prepared and is taking responsibility for Sections 1.1 to 1.5, 2 to 8, 25.1 to 25.3 of this Report. Mr. Frost has prepared and is taking responsibility for Sections 1.8, 13, and 25.6 of this Report. Mr. Gray has prepared and is taking responsibility for Sections 1.9, 14, and 25.7 of this Report.

Mr. Dufresne completed a recent site inspection of the Mt. Hamilton Property on September 29, 2025. The inspection was conducted to assess the current site conditions and access, as well as Mt. Hamilton geology, alteration, and mineralization, and to collect independent verification samples. Rock types and mineralization observed at the Property are consistent with the reported geology and historical exploration results. The QP verification samples returned a maximum value of 0.922 parts per million (ppm) gold (Au) and 24.8 ppm silver (Ag). A previous Mt. Hamilton site inspection was conducted by Mr. Dufresne and Mr. Turner on November 2, 2017. In addition, Mr. Turner conducted work at the Ely storage facility over three visits between February 23 and March 3, 2018; April 5 and 20, 2018; and February 5 and 11, 2019. Mr. Gray visited the Mt. Hamilton Property between July 23 and July 25, 2019.

Mt. Hamilton Property Technical Report	1	November 10, 2025

Mr. Frost has not visited the Mt. Hamilton Property as Mr. Dufresne, Mr. Turner, and Mr. Gray's site inspections were considered to be sufficient by the Authors.

1.3 Property Location, Description, and Access

The Property is comprised of two parcels of fee simple land totaling 240 acres (ac), nine surveyed patented mining claims, totaling 121.376 ac, and 302 unpatented federal mining claims totaling approximately 4,530 ac. The mining claims are located in Sections 5, 6, 7, 8, 9, 10, 15, 16, 17, 18, 20, 21, 22, 27, 28, 29, 33 and 34, Township 16 North, Range 57 East, Mount Diablo Meridian, White Pine County, Nevada. The fee parcels are located within Sections 19 and 20 of that same township. The holding costs for the Mt. Hamilton Property in 2025 totaled $687,126.48 including taxes, BLM fees and various Lease payments.

The Mt. Hamilton Property is owned by MH-LLC, a limited liability corporation registered in the state of Nevada. The MH-LLC land position consists of both private property (fee lands and patented mineral claims) and unpatented mining claims on federal (public) land. MH-LLC controls the Property through direct ownership and through various lease agreements.  The Property is subject to a number of royalty obligations.

On September 30, 2025, it was announced that Mako Mining and Sailfish entered into a binding term sheet to acquire the Mt. Hamilton Property through acquisition of MH-LLC. Sailfish will acquire MH-LLC from a third party pursuant to a purchase agreement dated September 27, 2025, and subsequently transferring MH-LLC to Mako Mining in exchange for a five-year gold stream and a 2 per cent (%) Net Smelter Returns (NSR) Royalty.

The Mt. Hamilton Property is located approximately equidistant from the communities of Eureka (to the west) and Ely (to the east). Access to the site from these communities is about an hour by car along paved and gravel roads. The primary access to the site is south from U.S. Highway 50 traveling approximately 10 miles (mi) south along White Pine County Road 5, then east along the Seligman haul road approximately 5 mi to the Property site. On the Property, the main haul road, and some additional roads from the former mine, remain open. All roads off U.S. Highway 50 are gravel.

1.4 Geology and Mineralization

The Mt. Hamilton Property is located within the White Pine Mining District of the White Pine Mountain Range. The range is underlain by a thick sequence of Paleozoic strata consisting predominantly of shallow marine carbonate and clastic rocks ranging in age from Cambrian through Permian. Paleozoic strata are overlain locally by Tertiary volcanic rocks, volcaniclastic strata, and younger sedimentary rocks. The only exposures of plutonic rocks in the White Pine Range are two granitic stocks of Cretaceous age, the Seligman and Monte Cristo stocks, which are both present on the Property.

Mt. Hamilton Property Technical Report	2	November 10, 2025

The area has undergone several complex deformational events forming the north-striking Hoppe Spring anticline, along which the main portion of the deposit is located, and the Silver Bell anticline to the southwest.

Within the Property area, shales and calcareous shales are altered to fine-grained, pale green, diopside-quartz-potassium feldspar hornfels assemblages proximal to the Seligman stock. This assemblage grades outward to zones dominated by calcite-tremolite-diopside-potassic feldspar ± silica, followed by an outermost fine-grained biotite-quartz hornfels. Skarn assemblages overprint and crosscut the hornfels. The transition is marked by increasing iron content in the pyroxene and the formation of andraditic garnet.

Epithermal alteration within the Property area varies in intensity and occurrence, and includes argillization, propylitization, and the presence of quartz veins. Localized zones of argillic alteration occur along the margins of the stock, along faults throughout the stock, and in association with late dikes. Within the igneous units, argillic alteration is characterized by feldspar minerals altered to kaolinite and montmorillonite. Propylitic alteration is additionally associated with the intrusive units but is typically more pervasive than the argillic alteration. Propylitic alteration is characterized by mafic minerals of the stock and dikes altered to chlorite, epidote, and calcite. Quartz and calcite veins less than (<) 1 to 2  feet (ft) thick and containing minor gold and silver grades, are associated with the epithermal alteration and occur at the Seligman, Centennial, and Seligman Stock (Igneous) deposits.

Mineralization at Mt. Hamilton is characterized by an early polymetallic molybdenum-copper-tungsten (± gold-silver) skarn-related phase and a late gold-silver epithermal overprint. Gold and silver mineralization at Mt. Hamilton predominantly intersected from surface to a depth of 730 ft, occurs within a broad north-trending zone of anomalous gold and is hosted in three contiguous deposits known as Seligman, Seligman Stock (Igneous), and Centennial. High- and low-angle faults along with skarn assemblages developed along lithologic contacts are interpreted as the main controls to mineralization. Gold and silver are predominantly hosted within garnet-pyroxene and pyroxene-tremolite-quartz-potassic assemblages, and quartz veins. Gold predominantly occurs as free gold, in association with sulfide minerals (pyrite and arsenopyrite), in association with oxide minerals (hematite and goethite), disseminated with clay, and encapsulated within quartz. Myers et al. (1991) observed that sulfide-sulfosalt-bearing quartz veins cut both the skarn and stock and are closely associated with retrograde skarn zones. The veins vary in thickness from <1 to 30 ft and are continuous over an area measuring 2,000 by 4,500 ft. These quartz veins may be gold-silver-bearing and contain sphalerite, galena, pyrite, covellite, bornite, stibnite, chalcopyrite, iron oxides, and minor tetrahedrite, bournonite and jamesonite.

1.4.1 Seligman Deposit

Precious metal mineralization at Seligman is laterally continuous and spans an area approximately 3,400 ft long, 2,000 ft wide and extends to a depth of 530 ft, though it is more commonly <100 ft below surface. The deposit has an overall shallow plunge (15 degrees (º)) to the north. Mineralization is interpreted to be controlled by skarn developed along the contact between the Hamburg Dolomite and Dunderberg Shale and by high-angle faults.

Mt. Hamilton Property Technical Report	3	November 10, 2025

1.4.2 Centennial Deposit

Gold and silver mineralization at Centennial is laterally continuous and spans an area of 2,400 ft long, 1,600 ft wide, and extends to a depth of 730 ft below surface. Mineralization is hosted by skarn and hornfels units within the Secret Canyon and Dunderberg Shale. Intense mineralization typically occurs at the contact between the different units. Gold mineralization is typically associated with a sub-horizontal (10º to 20º), laterally continuous, highly oxidized, and variably silica altered and brecciated zones. The zone has a shallow dip to the south-southeast and has been interpreted to be controlled by a low-angle structure by previous workers. The zones are dominated by goethite-quartz assemblages and represent "Type 2" retrograde alteration.

1.4.3 Seligman Stock (Igneous) Deposit

Gold and silver mineralization within the Seligman Stock (Igneous) is laterally continuous over an area approximately 4,200 ft long, 1,400 ft wide, and on average extends to a depth of 450 ft below surface. Mineralization is hosted within the endoskarn, along structures, veins, and breccias within the main stock. The mineralized zone transitions from sub-horizontal in the northern portion of the stock, to shallowly east-dipping (25º) in the central portion, to shallowly west-dipping (10° to 15°) in the southern portion. The deposit has an overall shallow plunge (15°) to the north.

1.5 Historical Exploration

The Mt. Hamilton site has a long history of precious and base metal mineral exploration and development dating back to 1865 and the discovery of gold at Monte Cristo Springs and silver at Treasure Hill-Hamilton area in 1868.

The most recent mining was completed by Rea Gold Corp. ("Rea Gold") in 1994 with production from the Seligman deposit. Rea Gold ceased mining in June 1997 but continued leaching until declaring bankruptcy in Canadian Bankruptcy Court in November 1997. During this period an approximate total of 99,500 oz Au and 207,500 oz Ag were produced via a heap leach operation.

1.6 Drilling, Sampling and Analysis

MH-LLC has not conducted any drilling at the Property, and no drilling has been conducted since 2012. The Mt. Hamilton drillhole database (as of October 4, 2020) contains 1,138 holes, predominantly reverse circulation (RC) and core, totaling 507,611.5 ft (excludes 20 holes totaling 11,013.2 ft with no collar coordinate details). A nominal drillhole spacing is approximately 135 ft for the Seligman deposit, and 100 ft for the Centennial deposit.

RC samples were collected on 5 ft intervals and core holes were also predominantly sampled on 5 ft intervals with locally adjusted intervals based on lithological, alteration and mineralization changes.

Mt. Hamilton Property Technical Report	4	November 10, 2025

Samples were prepared and analysed by accredited laboratories that included Chemex Labs Inc. ("Chemex"), American Assay Laboratories ("AAL") and Cone Geochemical Incorporated ("Cone"), as well as at the mine site between 1994 and 1997 when Rea Gold operated. Quality assurance/quality control (QA/QC) samples were inserted for most drilling campaigns with the majority of the footage including blanks, certified reference materials (CRMs), and duplicates.

APEX conducted a review of the available analytical data, including QA/QC data, and it is of the opinion of the APEX QPs that the sample preparation, security, and analytical procedures adopted meet accepted industry standards and are adequate to ensure overall data quality.

1.7 Data Verification

In 2019, APEX and MH-LLC conducted significant data entry and verification of the drillhole database including examination of original drill logs, analytical certificates, collar surveys, downhole surveys, geological logs and data, density measurements and a significant validation effort regarding the analytical database. The data verification campaign included the identification and addition of data from approximately 80 drillholes that were not previously included in the database. Any errors or omissions found were corrected in the database.

As a result of the data verification campaign, it is the opinion of the APEX QPs that the Mt. Hamilton drillhole geological and analytical database is sufficiently complete, verified and validated for use in the resource estimation work discussed in Section 14 of this Report.

1.8 Metallurgy

Metallurgical testwork confirms that material from the Centennial, Seligman, and Seligman Stock (Igneous) deposits are amenable to a conventional heap leach processing flowsheet. Metallurgical interpretation for these deposits is based on data provided by MH-LLC.

The processing plan would envision mineralized material from all three deposits being crushed to 5/8 inch  before being stacked by a mobile conveyor system and heap leached; cement agglomeration would not be required given the crushed material's good permeability characteristics. Solubilized gold and silver would be recovered from the leachate using zinc cementation in a Merrill-Crowe processing circuit; precious metal precipitate would subsequently be smelted to produce doré on-site.

1.9 Mineral Resource Estimate

The MRE described in this Report was completed by James Gray, P. Geo, Advantage Geoservices, using Geovia GEMS® software. The MRE was prepared and classified in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves (CIM, 2014). The resource estimate is based on a total of 886 drillholes completed between 1973 and 2012.

Mt. Hamilton Property Technical Report	5	November 10, 2025

The MRE utilized a 30 x 30 x 15 ft block model, which is appropriate for an open pit mining scenario, that covered the entire drilling area, which was divided into three areas to be used as partial controls on the estimation process: Seligman, Centennial and Seligman Stock (Igneous). An indicator interpolation was used to separate blocks within the modelled volume into mineralized versus background (low-grade) domains. Log probability plots of gold assay data within the block model limits indicated a break between two grade populations at 0.07 ppm Au (0.002 ounce per short ton (oz/ton)). Estimation of indicators was carried out in a single pass by Area, by ordinary kriging. Gold and silver variography was completed separately within each of the two indicator interpolated domains (mineralized vs background) within each of the three resource "Areas".

The drillhole database comprised 61,264 samples that were composited to 5 ft resulting in 61,104 composites. Capping limits were determined statistically and applied separately for gold and silver values within each of the six domains. A total of 442 density measurements were used to determine average density values for oxidized and unoxidized rock in the three main resource areas. Gold and silver grades were assigned to blocks within each of the six domains by ordinary kriging. An outlier restriction was used in the background domains to lessen the impact of the high-grade composites. Grades at which the restriction was applied (0.029 oz/ton Au and 0.437 oz/ton Ag) were selected based on probability plots of the combined low-grade composites.

The MRE is classified based on spatial parameters related to drill density and configuration, and the generation of an optimized pit. Blocks were initially classified as Inferred where estimated by two or more holes, or by a single hole within 100 ft. Indicated blocks are estimated by three or more holes and if the third closest hole is within 150 ft or the closest within 50 ft. Measured blocks are estimated by 11 or more holes in pass one, and the average of the three closest holes is no more than 75 ft, or the closest hole is within 25 ft.

As with the estimation domains discussed above, the 'indicator interpolation with threshold limit evaluation' technique was also used to classify blocks as either oxidized or unoxidized, which was utilized with respect to application of metal recoveries during the pit optimization process. As a result of this exercise, it is the opinion of the QP that the Mt. Hamilton MRE tabulated below demonstrates reasonable prospects for eventual economic extraction.

The 2025 MRE for the Mt. Hamilton Property is presented in Table 1.1.

Table 1.1 Mineral Resource Estimate for the Mt. Hamilton Property with an effective data of September 23, 2025.

Category	Tons (millions)	Au (oz/ton)	Ag (oz/ton)	Oz Au (thousands)	Oz Ag (thousands)
Measured	21.00	0.022	0.165	454	3,473
Indicated	8.09	0.015	0.169	124	1,366
M & I	29.09	0.020	0.166	578	4,839
Inferred	1.46	0.015	0.178	21	260

Notes:

1) The MRE was completed by Mr. James Gray, P. Geo, of Advantage Geoservices Ltd.

2) Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

Mt. Hamilton Property Technical Report	6	November 10, 2025

3) Mineral Resources are the portion of the Mt Hamilton deposit that have reasonable prospects of eventual economic extraction by open pit mining method and processed by Au-Ag heap leaching.

4) Mineral Resources are constrained oxide and sulfide mineralization inside a conceptual open pit shell. The main parameters for pit shell construction are metal prices of $2,400/oz Au and $28/oz Ag, variable recovery for Au and Ag for oxide and sulfide mineralization by Area, open pit mining costs of $3.30/ton, heap leach processing costs of $4.50/ton, general and administrative costs of $1.65/ton processed, pit slope angles of 50° and a 2.4% royalty.

5) Mineral Resources are shown above a 0.006 oz/ton Au cut-off grade. This is a marginal cut-off grade that generates sufficient revenue to cover conceptual processing, general and off-site costs given metallurgical recovery and long-range metal prices for Au and Ag.

6) Units are imperial tons.

7) Numbers have been rounded as required by reporting guidelines and may result in apparent summation differences.

8) Mineral Resources were prepared in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves (2014) and CIM MRMR Best Practice Guidelines (2019).

9) The QP is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other similar factors which could materially affect the stated Mineral Resources.

Source: Advantage Geoservices (2025).

1.10 Conclusions and Recommendations

1.10.1 Conclusions

Based on a comprehensive review of available information, historical data, and the Updated 2025 MRE, the Authors conclude that the Mt. Hamilton Property is a property of merit prospective for the discovery of additional gold and silver, and polymetallic molybdenum-copper-tungsten (± gold-silver) mineralization. This conclusion is supported by the following:

• Favorable Geological Setting: The Property is situated within the geologically favorable White Pine Mining District of the White Pine Range and lies along the southern portion of the Battle Mountain - Eureka Trend.

• Defined Mineralization: Historical exploration and drilling conducted between 1986 and 2013 delineated gold and silver mineralization hosted in three main deposits: Seligman, Seligman Stock (Igneous), and Centennial. Historical exploration in the 1970s to early 1980's intersected tungsten-molybdenum mineralization at Centennial, west of Centennial and east of the Seligman Stock.

• Deposit Types: Based on the common mineralogical, alteration, formational, and geologic characteristics of Mt. Hamilton, it is reasonable to apply the gold-skarn deposit model to guide future exploration of the Property. In addition to the skarn mineralization observed at Mt. Hamilton, the Seligman and Centennial areas both display typical features of a potential Carlin-type overprint.

• Data Quality and Auditability: Data verification campaigns have been completed by APEX on the historical drilling data, significantly improving the auditability and quality of the underlying data. Although some minor concerns were noted in the historical QA/QC programs (1986-2013), the APEX QPs are of the opinion that these issues do not materially impact the MRE.

• Current MRE Confirmation: The Property's potential is affirmed by the calculation of the Updated 2025 Mt. Hamilton MRE.

Mt. Hamilton Property Technical Report	7	November 10, 2025

• Metallurgical Amenability: Historical metallurgical testwork confirms that material from the Centennial, Seligman, and Seligman Stock deposits is amenable to a conventional heap leach flowsheet.

• QP Validation: Observations from Mr. Dufresne's recent site inspection and gold mineralization returned from verification samples.

1.10.2 Risks and Uncertainties

Potential risks and uncertainties related to the MRE include the following:

• Data used to inform the block model is historical in nature and incomplete records of original data result in some limitations during verification campaigns. Past production on the Property mitigates some of this risk, however ongoing improvements should be made to verify the data.

• The number of bulk density determinations used in the block model are moderate (442). Additional determinations may result in minor changes and impact the tonnage.

• Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is a degree of uncertainty attributed to the estimation of Mineral Resources. Until resources are actually mined and processed, the quantity of mineralization and grades must be considered as estimates only.

Furthermore, with any exploration project there exists potential risks and uncertainties. The Company will attempt to reduce risk/uncertainty through effective project management, engaging technical experts and developing contingency plans. Potential risks include changes in the price of gold and silver, availability of investment capital, changes in government regulations, community engagement and socio-economic community relations, permitting and legal challenge risks and general environment concerns.

There is no guarantee that further exploration of the Property will result in the discovery of additional mineralization or an economic mineral deposit. Nevertheless, in the opinion of the Authors, there are no significant risks or uncertainties, other than those mentioned above, that could reasonably be expected to affect the reliability or confidence in the currently available exploration information with respect to the Mt. Hamilton Property.

1.10.3 Opportunities

Potential opportunities related to the MRE, and the Mt. Hamilton Property include the following:

• The MRE used a number of cyanide gold values where fire assay gold values were not available, and silver values generated from partial extraction. Additional sampling and assaying may result in minor changes and impact the grade.

• Structural and lithological modeling in the main areas may elevate understanding on the controls of mineralization and result in identification of areas for resource expansion.

Mt. Hamilton Property Technical Report	8	November 10, 2025

• Early skarn-related tungsten-copper-molybdenum mineralization, predominantly located beneath and east and west of the gold-silver mineralization, has not been explored since 1984 and remains an upside opportunity.

1.10.4 Recommendations

As a property of merit, a 2-phase work program is recommended to delineate additional precious metal mineralization at Mt. Hamilton to support future Mineral Resource expansion, test the tungsten-copper-molybdenum potential of the Property, and move towards potential production.

Recommended activities for Phase 1 include:

• Ongoing structural and lithological modeling of the main areas to elevate understanding on the controls of mineralization.

• Diamond drilling:

o A limited but geographically focused 4-hole PQ sized diamond drilling program is recommended for the Centennial deposit and portions of the Seligman and Seligman Stock (Igneous) deposits. The recommended drilling will provide an opportunity to add new density determinations and silver analyses to compliment and potentially further validate the silver data currently within the drillhole database. In addition, the drilling program will provide material to support future studies, including geological, metallurgical and geotechnical studies.

o A 3-hole PQ sized diamond core program should be conducted to assess the tungsten targets within the Property and to collect new core material for geological, metallurgical and geotechnical studies.

• Fieldwork comprising further detailed geological mapping and sampling (prospecting) is recommended for areas peripheral (west, south and east) of the Centennial deposit area.

The estimated cost of the Phase 1 drilling and exploration program for the Property totals US$2,200,000, not including contingency funds or taxes.

Phase 2 exploration is contingent on the positive results of Phase 1 and should include the following:

• A substantial infill and step out RC drilling program of approximately 25,000 ft should be completed at Centennial and Seligman to increase the confidence of the current MRE to potentially upgrade existing Inferred Mineral Resources to Indicated Mineral Resources.

• Any remaining archived pulp samples, beyond the 664 analyzed in 2019, should be inventoried and examined. Consideration should then be given to re-analyzing them for silver, if warranted, using either fire assay or multi-acid Inductively Coupled Plasma (ICP) analysis.

• Review historical core holes and assess if partially sampled and assayed holes require additional sampling and assaying.

• Modern soil geochemical sampling is recommended for areas surrounding the Centennial deposit, particularly to the south where sampling should extend to cover the U4 and Wheeler Ridge/Chester areas. The latter has seen some exploratory drilling and has returned some anomalous to weakly mineralized intersections and should be considered for geophysical surveys by induced polarization and/or Controlled-Source Audio-frequency Magnetotellurics (CSAMT).

Mt. Hamilton Property Technical Report	9	November 10, 2025

• Metallurgical testwork, including additional column leach test data for the Seligman and Seligman Stock deposits to improve spatial variability for those deposits, and a Preliminary Economic Assessment (PEA) to advance the Property towards the Pre-Feasibility stage.

The estimated cost of the Phase 2 exploration program for the Property totals US$5,100,000, not including contingency funds or taxes.

Collectively, the estimated cost of the recommended work programs for the Property totals US$7,300,000, not including contingency funds or taxes (Table 1.2).

Table 1.2 Proposed Budget for Proposed Exploration at the Mt. Hamilton Property.

Phase	Item	Approximate Cost (US$)

Phase 1	All in cost for core drilling (7 PQ-sized diamond holes)	$1,900,000
	Ongoing Structural and Lithological Modelling	$100,000
	Geological Mapping and Sampling	$200,000
	Sub-total:	$2,200,000

Phase 2	All in cost for RC drilling (25,000 ft)	$3,800,000
	Archived pulp sample investigation and historical core review.	$100,000
	Geochemical Sampling (soils)	$200,000
	Geophysical Survey	$250,000
	Metallurgical Test Work	$500,000
	Mineral Resource Estimate and PEA Technical Report	$250,000
	Sub-total:	$5,100,000

Phase 1 & 2	Total:	$7,300,000

Source: APEX (2025)

Mt. Hamilton Property Technical Report	10	November 10, 2025

2 Introduction

2.1 Issuer and Purpose

This Technical Report (the "Report") on the Mt. Hamilton Property (the "Property"), was prepared by APEX Geoscience Ltd. ("APEX"), DRA Americas Inc. ("DRA"), and Advantage Geoservices Ltd. ("Advantage Geoservices") at the request of the Issuer, Mt. Hamilton LLC ("MH-LLC" or the "Company"), on behalf of Mako Mining Corp. ("Mako Mining") and Sailfish Royalty Corp. ("Sailfish").

The Mt. Hamilton Property is a formerly producing gold mine that is currently a gold-silver exploration project situated in White Pines County, Nevada, USA, approximately 40 miles (mi) due west of Ely, Nevada (Figure 2.1). The Property lies along the southern portion of the Battle Mountain - Eureka Trend, one of the most prospective gold mining districts globally due to its vast Carlin-type gold deposits, where mineralization is structurally controlled by deep faults intersecting favorable carbonate host rocks, offering significant potential for new, concealed discoveries.

This Report summarizes a National Instrument 43-101 (NI 43-101) Standards of Disclosure for Mineral Projects Updated Mineral Resource Estimate (MRE) and metallurgy of the Mineral Resources identified within the Property, and provides a technical summary of the relevant location, tenure, historical, and geological information, and recommendations for future exploration programs. This Report summarizes the technical information available up to the Effective Date of November 10, 2025.

This Report was prepared by Qualified Persons (QPs) in accordance with disclosure and reporting requirements set forth in the NI 43-101 Standards of Disclosure for Mineral Projects (effective May 9, 2016), Companion Policy 43-101CP Standards of Disclosure for Mineral Projects (effective February 25, 2016), Form 43-101F1 (effective June 30, 2011) of the British Columbia Securities Administrators, the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Mineral Exploration Best Practice Guidelines (November 23, 2018), the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (November 29, 2019) and the CIM Definition Standards (May 10, 2014).

2.2 Authors and Site Inspection

This Report is authored by Mr. Michael B. Dufresne, M.Sc., P.Geol., P.Geo. and  Mr. Andrew J. Turner, B.Sc., P.Geol., P.Geo. both Principals and Senior Consulting Geologists with APEX; Mr. David Frost, FAusIMM, Vice President Process Engineering, DRA; and Mr. James N. Gray, P. Geo., Advantage Geoservices (collectively referred to as the "Authors"). The Authors are fully independent of the Property, the Company, Mako and Sailfish and are QPs as defined by NI 43-101. NI 43-101 and CIM define a QP as "an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member or licensee in good standing of a professional association."

Mt. Hamilton Property Technical Report	11	November 10, 2025

Mr. Dufresne has prepared and is taking responsibility for Sections 1.6, 1.7, 1.10, 9 to 12, 23, 24, 25.4, 25.5, 25.8 to 25.10, 26, and 27 of this Report. Mr. Turner has prepared and is taking responsibility for Sections 1.1 to 1.5, 2 to 8, 25.1 to 25.3 of this Report. Mr. Frost has prepared and is taking responsibility for Sections 1.8, 13, and 25.6 of this Report. Mr. Gray has prepared and is taking responsibility for Sections 1.9, 14, and 25.7 of this Report.

Mt. Hamilton Property Technical Report	12	November 10, 2025

Figure 2.1 Mt. Hamilton Property location.

Mt. Hamilton Property Technical Report	13	November 10, 2025

ELKO
Wells
80
West Wendover
Elko
Carlin
80
Battle Mountain
UTAH
93
EUREKA
LANDER
WHITE PINE
Eureka
50
Austin
McGill
Mt. Hamilton
Ely
6
NYE
93
LINCOLN
Sources: Esri, USGS, NOAA

LEGEND

- Project Location
- City
- County Boundary

MT. HAMILTON LOCATION MAP

MT. HAMILTON

Mt. Hamilton Property Technical Report	14	November 10, 2025

Source: MH-LLC (2025)

Mr. Dufresne is a Professional Geologist with the Association of Professional Engineers and Geoscientists of Alberta ("APEGA"; Member #: 48439), a Professional Geoscientist with the Association of Professional Engineers and Geoscientists of British Columbia ("EGBC"; Member #: 37074), the Northwest Territories and Nunavut Association of Professional Engineers and Geoscientists ("NAPEG"; Member #: L3378), the Association of Professional Engineers & Geoscientists of New Brunswick ("APEGNB"; Member #: F6534) and the Professional Geoscientists of Ontario ("PGO"; Member #: 3903), and has worked as a mineral exploration geologist for more than 40 years since his graduation from university. Mr. Dufresne has been involved in all aspects of mineral exploration and mineral resource estimations for precious and base metal mineral projects and deposits in Canada and globally.

Mr. Turner is a Professional Geologist with APEGA (Member #: 49901), EGBC (Member #: 60708) and NAPEG (Member #: L2456). He has worked as a geologist for more than 30 years since his graduation. Mr. Turner has been involved in all aspects of mineral exploration and mineral resource estimations for precious and base metals projects and deposits in Canada, the United States, and Central and South America.

Mr. Frost is a Professional Engineer and a registered Fellow of the Australian Institute of Mining and Metallurgy (FAusIMM #110899). He has more than 30 years of technical and management experience in plant operations, process plant design, commissioning, due diligence review, laboratory supervision and consulting. His operational experience has been gained at small, medium, and large operations, and has included management of technical teams and laboratory supervision. His areas of specialization include comminution circuit design, conventional gold CIP/CIL, gravity concentration, zinc precipitation, conventional sulfide flotation including base metal/polymetallic flotation, fluidized bed roasting, and heap/dump leaching.

Mr. Gray is a Professional Geoscientist with EGBC (Member #: 27022). Mr. Gray has worked as a mining and mineral resource estimation geologist for more than 40 years since his graduation from university. He has been responsible for mineral resource estimation work at operating mines as well as base and precious metal projects in Canada and internationally.

Mr. Dufresne completed a recent site inspection of the Mt. Hamilton Property on September 29, 2025. The inspection was conducted to assess the current site conditions and access, as well as Mt. Hamilton geology, alteration, and mineralization, and to collect independent verification samples. Rock types and mineralization observed at the Property are consistent with the reported geology and historical exploration results. The QP verification samples returned a maximum value of 0.922 parts per million (ppm) gold (Au) and 24.8 ppm silver (Ag). A previous Mt. Hamilton site inspection was conducted by Mr. Dufresne and Mr. Turner on November 2, 2017. In addition, Mr. Turner conducted work at the Ely storage facility over three visits between February 23 and March 3, 2018; April 5 and 20, 2018; and February 5 and 11, 2019. Mr. Gray visited the Mt. Hamilton Property between July 23 and July 25, 2019.

Mr. Frost has not visited the Mt. Hamilton Property as Mr. Dufresne, Mr. Turner, and Mr. Gray's site inspections were considered to be sufficient by the Authors.

Mt. Hamilton Property Technical Report	15	November 10, 2025

2.3 Sources of Information

This Report is a compilation of proprietary and publicly available information. The information described in Section 3 and documents listed in Section 27 were used to support this Report. Excerpts or summaries of documents authored by other consultants are indicated in the text. This Report is largely based on sections derived from an internal technical report on the Property written by the Authors for MH-LLC in 2021 (MH-LLC, 2021).

The QPs' assessments of the Project were based on published material, pre-existing reports, project development work specifically performed by consultants, and data, professional opinions and unpublished material submitted by MH-LLC. The QPs reviewed all relevant data provided by MH-LLC.

Key sources of information include the drillhole database and metallurgical testwork reports. A list of all information sources used in compiling this Report are included in Section 27 "References".

The QPs have reviewed all government and miscellaneous reports, and commercial laboratory analytical data. The QPs have deemed that these reports and information, to the best of their knowledge, are valid contributions. The QPs take ownership of the ideas and values as they pertain to the current Report.

2.4 Units of Measure

With respect to units of measure, unless otherwise stated, this Report uses:

1) US customary system units of measurement. Where converted to metric, this Report uses abbreviated shorthand consistent with the International System of Units (International Bureau of Weights and Measures, 2006);

2) Bulk weight is presented in both United States short tons (tons; 2,000 lbs or 907.2 kg) and metric tonnes (tonnes; 1,000 kg or 2,204.6 lbs.);

3) Where parts per million (ppm; also commonly referred to as grams per metric tonne [g/t]) have been converted to ounce per short ton (oz/ton or opt), a conversion factor of 0.029166 (or 34.2857) was used;

4) Geographic coordinates are projected in the Universal Transverse Mercator (UTM) system relative to Zone 11 of the North American Datum (NAD) 1927; and,

5) Currency in U.S. dollars ($), unless otherwise specified.

Mt. Hamilton Property Technical Report	16	November 10, 2025

3 Reliance on Other Experts

This Report incorporates and relies on contributions of other experts who are not Qualified Persons, or information provided by the Company, with respect to the details of legal matters relevant to the Property, as detailed below. In each case, the Authors disclaim responsibility for such information to the extent of their reliance on such reports, opinions, or statements.

The Authors relied on MH-LLC and Mako Mining to provide all pertinent information concerning the legal status of the Company, as well as current legal title, material terms of all agreements, and tax matters that relate to the Property. Copies of documents and information related to legal status, property agreements, and mineral tenure were reviewed, and relevant information was included elsewhere in the Report; however, the Report does not represent a legal, or any other, opinion as to the validity of the agreements or mineral titles. The following documents and information, provided by MH-LLC and Mako Mining Management, were relied upon to summarize the legal status and mineral tenure status of the Property:

• Sections 4.1, 4.2, and 4.4: "Title Report: Mt. Hamilton Project, White Pine County, Nevada" prepared for Mako Mining by Rew Goodenow of Parsons, Behle and Latimer, located in Reno, Nevada, and dated October 22, 2025 (provided to the Authors by Akiba Leisman, Chief Executive Officer of Mako Mining, via email transmission, on October 29, 2025).

Mr. Dufresne and Mr. Turner verified the status of the Mt. Hamilton Property BLM unpatented mining claims listed in Section 4.1 using BLM's MLRS database and service in November 2025. The mineral claims were all listed as active with the BLM and all maintenance payments were up to date.

Mt. Hamilton Property Technical Report	17	November 10, 2025

4 Property Description and Location

The Property is located in White Pine County, Nevada (Figure 2.1) at 115.565519° W Longitude and 39.241658° N Latitude. The Property area is in Township 16 North, Range 57 East. The Property lies about 10 mi south of U.S. Highway 50 via White Pine County Road 5 and about 45 mi west of Ely, Nevada via U.S. Highway 50.

4.1 Mineral Rights and Tenure

The land position includes private land and unpatented mining claims on federal land and MH-LLC controls the Property through direct ownership and through lease agreements. The Property is comprised of two parcels of fee simple land totaling 240 acres (ac), nine surveyed patented mining claims, totaling 121.376 ac, and 302 unpatented federal mining claims totaling approximately 4,530 ac (Tables 4.1 and 4.2). The mining claims are located in Sections 5, 6, 7, 8, 9, 10, 15, 16, 17, 18, 20, 21, 22, 27, 28, 29, 33 and 34, Township 16 North, Range 57 East, Mount Diablo Meridian, White Pine County, Nevada (Figure 4.1). All unpatented claims are staked on the ground in accordance with Bureau of Land Management (BLM) and Nevada regulations. The lands which comprise the 302 unpatented mining claims are federal public domain lands subject to the US Mining Law of 1872 as amended. Most of that federal land, including the land containing the resources and reserves at the Centennial Deposit, is administered by the U.S. Forest Service (USFS), an agency of the U.S. Department of Agriculture, while the balance is administered by the BLM. All 302 of the unpatented mining claims are either directly owned or directly leased by MH-LLC. The two fee simple parcels are private lands in which MH-LLC owns all surface and mineral rights. The nine patented claims are private lands in which MH-LLC controls all surface and mineral rights as to the Centennial, Badger State, Woo Hop, and Gloucester claims (which four claims are within the area containing the resources and reserves at the Centennial Deposit) under a Mining Lease Agreement with Centennial. MH-LLC controls an undivided 51% interest in all surface and mineral rights as to the other five patented claims (Chester, Chester No. 1, Chester No. 2, Chester No. 3 and Chester No. 4, which five claims are outside the area containing the resources and reserves at the Centennial Deposit), under the Mining Lease Agreement with Centennial. The remaining undivided 49% interest in the Chester and Chester Nos. 1-4 patented claims is owned by a defunct corporation but Centennial has exclusive and adverse possession of the subject claims and so, assuming that Centennial has met all obligations under applicable law to become the sole owner of the subject claims, MH-LLC leases a 100% interest in the subject claims by virtue of leasing all of Centennial's interests therein.

The following is a list of the holding costs for the Mt. Hamilton Property from 2025. The expected holding costs for 2026 will be very similar to these figures.

1) BLM Claim Maintenance Fees: $60,400

2) White Pine County Claim Maintenance Fees: $4,744

3) Property Taxes: $1,707.68

4) Lease Payments/Advance Royalties:

a. CMC H Claims Lease: $300,000

b. CMC Shell Lease: $80,000

c. Carrington Lease: $128,000 (this amount increases by $2,000 annually).

Mt. Hamilton Property Technical Report	18	November 10, 2025

d. GAMI Advance Royalty: Last year $112,274.80 was paid, (fluctuates annually, as the greater of $33,000 or the average gold price for the 30 days preceding the payment due date).

5) Total Holding Costs for 2025: $687,126.48

Mt. Hamilton Property Technical Report	19	November 10, 2025

Figure 4.1 Mt. Hamilton Property mineral tenure.

Mt. Hamilton Property Technical Report	20	November 10, 2025

495,000 ft
500,000 ft
505,000 ft
510,000 ft
515,000 ft
645,000 ft
640,000 ft
635,000 ft
630,000 ft
625,000 ft
16N 56E
16N 57E
15N 57E
HUMBOLDT
NATIONAL
FOREST
WHITE
APN 00940006
APN 00940007
Legend:
Land
Land Boundary
Mt. Hamilton Fee Land
Mt. Hamilton Patented Claim
Mt. Hamilton Unpatented Claim

NOTES:		COORDINATE SYSTEM:	DRAWN BY:	MT. HAMILTON LLC
	MT. HAMILTON	MT. HAMILTON MINE GRID PROJECTION: TRANSVERSE MERCATOR DATUM: NORTH AMERICAN 1927 UNITS: FEET	L. DUNLAP	MT. HAMILTON PROJECT LAND MAP WHITE PINE COUNTY, NV, USA
		SCALE: 0 930 1,860 2,790 3,720 Feet	DATE: 20251031

Mt. Hamilton Property Technical Report	21	November 10, 2025

Source: MH-LLC (2025)

Table 4.1 Private land parcels.

County Parcel #	US Lot or Mineral Survey #	Name	Patent Issued	Acreage
009-400-07	n/a	Henkle-Buchanan	11/05/1890	160
009-400-06	n/a	Admin	05/18/1926	80
Total Fee Land				240
099-059-05	69	Badger State	09/15/1882	4.59
099-059-25	66	Centennial	05/31/1881	10.33
099-059-66	41	Gloucester	04/15/1874	5.51
099-060-81	68	Woo Hop	02/28/1882	11.48
099-059-27	42	Chester	12/21/1874	6.89
099-059-28	3763	Chester No. 1	04/01/1912	82.58
099-059-29		Chester No. 2
099-059-30		Chester No. 3
099-059-31		Chester No. 4
Total Patented Claims				121.38

Source: compiled by APEX (2025) from Goodenow (2025).

Table 4.2 Federal mining claim list for the Property.

Claim Name	BLM NMC #	Location Date	Claim Name	BLM NMC #	Location Date
AR 1	899951	2-Jun-05	AR 57	933806	1-Sep-06
AR 2	899952	2-Jun-05	AR 58	896951	5-Apr-05
AR 3	899953	2-Jun-05	AR 59	896952	5-Apr-05
AR 4	899954	2-Jun-05	AR 60	896953	5-Apr-05
AR 5	899955	2-Jun-05	AR 61	899983	2-Jun-05
AR 6	899956	2-Jun-05	SC 1	1005079	23-Feb-09
AR 7	899957	2-Jun-05	SC 2	1005080	23-Feb-09
AR 8	899958	2-Jun-05	SC 3	1005081	23-Feb-09

Mt. Hamilton Property Technical Report	22	November 10, 2025

Claim Name	BLM NMC #	Location Date	Claim Name	BLM NMC #	Location Date
AR 9	899959	2-Jun-05	SC 4	1005082	23-Feb-09
AR 10	899960	2-Jun-05	SC 5	1005083	23-Feb-09
AR 11	899961	2-Jun-05	SC 6	1005084	23-Feb-09
AR 12	899962	2-Jun-05	SC 7	1005085	23-Feb-09
AR 13	899963	2-Jun-05	SC 8	1005086	23-Feb-09
AR 14	899964	2-Jun-05	SC 9	1005087	23-Feb-09
AR 15	899965	2-Jun-05	SC 10	1005088	23-Feb-09
AR 16	899966	2-Jun-05	SC 11	1005089	23-Feb-09
AR 17	899967	2-Jun-05	SC 12	1005090	23-Feb-09
AR 18	899968	2-Jun-05	SC 13	1005091	23-Feb-09
AR 19	899969	2-Jun-05	SC 14	1005092	23-Feb-09
AR 20	899970	2-Jun-05	SC 15	1005093	23-Feb-09
AR 21	899971	2-Jun-05	SC 16	1005094	23-Feb-09
AR 22	899972	2-Jun-05	SC 17	1005095	23-Feb-09
AR 23	899973	2-Jun-05	SC 18	1005096	23-Feb-09
AR 24	899974	2-Jun-05	SC 19	1005097	23-Feb-09
AR 25	899975	2-Jun-05	SC 20	1005098	23-Feb-09
AR 26	899976	2-Jun-05	SC 21	1005099	23-Feb-09
AR 27	899977	2-Jun-05	SC 22	1005100	23-Feb-09
AR 28	899978	2-Jun-05	SC 23	1005101	23-Feb-09
AR 29	899979	2-Jun-05	SC 24	1005102	23-Feb-09
AR 30	899980	2-Jun-05	SC 25	1005103	23-Feb-09
AR 31	899981	2-Jun-05	SC 26	1005104	23-Feb-09
AR 32	899982	2-Jun-05	SC 27	1005105	23-Feb-09
AR 33	896926	5-Apr-05	SC 28	1005106	23-Feb-09
AR 34	896927	5-Apr-05	SC 29	1005107	23-Feb-09
AR 35	896928	5-Apr-05	SC 30	1005108	23-Feb-09

Mt. Hamilton Property Technical Report	23	November 10, 2025

Claim Name	BLM NMC #	Location Date	Claim Name	BLM NMC #	Location Date
AR 36	896929	5-Apr-05	HF 1	1056978	1-Sep-11
AR 37	896930	5-Apr-05	HF 2	1056979	1-Sep-11
AR 38	896931	5-Apr-05	HF 3	1056980	1-Sep-11
AR 41	933798	1-Sep-06	HF 4	1056981	1-Sep-11
AR 43	933800	1-Sep-06	HF 5	1056982	1-Sep-11
AR 45	896938	5-Apr-05	HF 6	1056983	1-Sep-11
AR 46	896939	5-Apr-05	HF 7	1056984	1-Sep-11
AR 47	896940	5-Apr-05	HF 8	1056985	1-Sep-11
AR 48	896941	5-Apr-05	HF 9	1056986	12-Sep-11
AR 49	896942	5-Apr-05	HF 10	1056987	12-Sep-11
AR 50	896943	5-Apr-05	MH 1	1049740	6-May-11
AR 51	896944	5-Apr-05	MH 2	1049741	6-May-11
AR 52	896945	5-Apr-05	MH 3	1049742	6-May-11

Claim Name	BLM NMC #	Location Date	Claim Name	BLM NMC #	Location Date
MH 4	1049743	6-May-11	MH 55	1049794	9-May-11
MH 5	1049744	7-May-11	MH 56	1049795	9-May-11
MH 6	1049745	6-May-11	MH 57	1049796	9-May-11
MH 7	1049746	7-May-11	MH 58	1049797	9-May-11
MH 8	1049747	7-May-11	MH 59	1049798	9-May-11
MH 9	1049748	7-May-11	MH 60	1049799	9-May-11
MH 11	1049750	7-May-11	MH 61	1049800	9-May-11
MH 13	1049752	6-May-11	MH 62	1049801	9-May-11
MH 15	1049754	7-May-11	MH 63	1049802	9-May-11
MH 16	1049755	9-May-11	MH 64	1049803	9-May-11
MH 17	1049756	9-May-11	MH 65	1049804	9-May-11

Mt. Hamilton Property Technical Report	24	November 10, 2025

Claim Name	BLM NMC #	Location Date	Claim Name	BLM NMC #	Location Date
MH 18	1049757	9-May-11	MH 66	1049805	9-May-11
MH 19	1049758	9-May-11	MH 67	1049806	9-May-11
MH 20	1049759	9-May-11	MH 68	1049807	9-May-11
MH 21	1049760	9-May-11	MH 69	1049808	9-May-11
MH 22	1049761	9-May-11	MH 70	1049809	9-May-11
MH 23	1049762	9-May-11	MH 71	1049810	9-May-11
MH 24	1049763	9-May-11	MH 72	1066160	10-Nov-11
MH 25	1049764	9-May-11	MH 80	1053919	10-Jul-11
MH 26	1049765	8-May-11	MH 81	1053920	10-Jul-11
MH 27	1049766	8-May-11	MH 82	1069276	20-Feb-12
MH 28	1049767	8-May-11	MH 83	1069277	20-Feb-12
MH 29	1049768	8-May-11	MH 84	1069278	20-Feb-12
MH 30	1049769	8-May-11	MH 85	1069279	20-Feb-12
MH 31	1049770	8-May-11	MH 86	1069280	20-Feb-12
MH 32	1049771	8-May-11	MH 87	1069281	20-Feb-12
MH 33	1049772	8-May-11	MH 88	1069282	20-Feb-12
MH 34	1049773	8-May-11	MH 89	1069283	20-Feb-12
MH 35	1049774	8-May-11	MH 90	1069284	20-Feb-12
MH 36	1049775	8-May-11	MH 91	1069285	20-Feb-12
MH 37	1049776	8-May-11	MH 92	1069286	20-Feb-12
MH 38	1049777	8-May-11	MH 93	1069287	20-Feb-12
MH 39	1049778	8-May-11	MH 94	1093380	28-May-13
MH 40	1049779	8-May-11	MH 95	1093381	28-May-13
MH 41	1049780	8-May-11	MH 96	1093382	28-May-13
MH 42	1049781	8-May-11	MHP 1	1069271	27-Feb-12
MH 43	1049782	8-May-11	MHP 2	1069272	27-Feb-12
MH 44	1049783	9-May-11	MHP 3	1069273	27-Feb-12

Mt. Hamilton Property Technical Report	25	November 10, 2025

Claim Name	BLM NMC #	Location Date	Claim Name	BLM NMC #	Location Date
MH 45	1049784	9-May-11	MHP 4	1069274	27-Feb-12
MH 46	1049785	9-May-11	MHP 5	1069275	27-Feb-12
MH 47	1049786	9-May-11	AR 39	933796	1-Sep-06
MH 48	1049787	9-May-11	AR 40	933797	1-Sep-06
MH 49	1049788	9-May-11	AR 42	933799	1-Sep-06
MH 50	1049789	9-May-11	AR 44	933801	1-Sep-06
MH 51	1049790	9-May-11	AR 53	933802	1-Sep-06
MH 52	1049791	9-May-11	AR 54	933803	1-Sep-06
MH 53	1049792	9-May-11	AR 55	933804	1-Sep-06
MH 54	1049793	9-May-11	AR 56	933805	1-Sep-06

Claim Name	BLM NMC #	Location Date	Claim Name	BLM NMC #	Location Date
AR 102	1044898	21-May-11	Monte 20	1069239	20-Feb-12
AR 103	1044899	21-May-11	Monte 21	1069240	20-Feb-12
H 10	839910	26-Nov-02	Monte 22	1069241	20-Feb-12
H 11	839911	26-Nov-02	Monte 23	1069242	20-Feb-12
H 12	839912	26-Nov-02	Monte 24	1069243	20-Feb-12
H 13	839913	26-Nov-02	Monte 25	1069244	20-Feb-12
H 14	839914	26-Nov-02	Monte 26	1069245	20-Feb-12
H 15	839915	26-Nov-02	Monte 27	1069246	20-Feb-12
H 16	839916	26-Nov-02	Monte 28	1069247	20-Feb-12
H 17	839917	26-Nov-02	Monte 29	1069248	20-Feb-12
H 18	839918	26-Nov-02	Monte 30	1069249	20-Feb-12
H 19	839919	23-Nov-02	Monte 31	1069250	20-Feb-12
H 20	839920	26-Nov-02	Monte 32	1069251	20-Feb-12
H 21	839921	23-Nov-02	Monte 33	1069252	20-Feb-12

Mt. Hamilton Property Technical Report	26	November 10, 2025

Claim Name	BLM NMC #	Location Date	Claim Name	BLM NMC #	Location Date
H 22	839922	23-Nov-02	Monte 34	1069253	20-Feb-12
H 25	839923	23-Nov-02	Monte 35	1069254	20-Feb-12
H 26	839924	23-Nov-02	Monte 36	1069255	21-Feb-12
H 27	839925	26-Nov-02	Monte 37	1069256	21-Feb-12
H 28	839926	23-Nov-02	Monte 38	1069257	21-Feb-12
H 36	839927	26-Nov-02	Monte 39	1069258	21-Feb-12
H 37	839928	26-Nov-02	Monte 40	1069259	21-Feb-12
H 38	839929	26-Nov-02	Monte 41	1069260	21-Feb-12
H 39	839930	26-Nov-02	Monte 42	1069261	21-Feb-12
MC Lode	839931	23-Nov-02	Monte 43	1069262	21-Feb-12
Ada Lode	839932	23-Nov-02	Monte 44	1069263	20-Feb-12
Mack #3	839933	23-Nov-02	Monte 45	1069264	20-Feb-12
Mack Fraction	839934	23-Nov-02	Monte 46	1069265	20-Feb-12
Venus Lode	861421	18-Nov-03	Monte 47	1069266	20-Feb-12
May Lode	861422	18-Nov-03	Monte 48	1069267	20-Feb-12
Mack Lode	861423	18-Nov-03	Monte 49	1069268	20-Feb-12
Ada Fraction	861424	18-Nov-03	Monte 50	1069269	20-Feb-12
Monte 1	1069225	20-Feb-12	Monte 51	1069270	20-Feb-12
Monte 2	875114	7-Jun-04	JC 11	1044891	21-May-11
Monte 3	1069226	20-Feb-12	JC 13	1044892	21-May-11
Monte 4	875116	7-Jun-04	JC 14	1044893	21-May-11
Monte 5	1069227	20-Feb-12	JC 15	1044894	21-May-11
Monte 6	875118	7-Jun-04	JC 16	1047577	9-Jun-11
Monte 9	1069228	20-Feb-12	JC 17	1047578	9-Jun-11
Monte 10	1069229	20-Feb-12	JC 18	1047579	9-Jun-11
Monte 11	1069230	20-Feb-12	JC 20	1044895	22-May-11

Mt. Hamilton Property Technical Report	27	November 10, 2025

Claim Name	BLM NMC #	Location Date	Claim Name	BLM NMC #	Location Date
Monte 12	1069231	20-Feb-12	JC 21	1044896	22-May-11
Monte 13	1069232	20-Feb-12	JC 22	1044897	22-May-11
Monte 14	1069233	20-Feb-12	JC 30	1047580	10-Jun-11
Monte 15	1069234	20-Feb-12	JC 31	1047581	10-Jun-11
Monte 16	1069235	20-Feb-12	JC 32	1047582	10-Jun-11
Monte 17	1069236	20-Feb-12	JC 33	1047583	10-Jun-11
Monte 18	1069237	20-Feb-12	JC 34	1047584	10-Jun-11
Monte 19	1069238	20-Feb-12	JC 35	1047585	10-Jun-11

Claim Name	BLM NMC #	Location Date
JC 40	1054204	8-Aug-11
JWP 1	1082917	19-Oct-12
JWP 2	1082918	19-Oct-12
JWP 3	1082919	19-Oct-12
JWP 4	1082920	19-Oct-12
JWP 5	1082921	19-Oct-12
JWP 6	1082922	19-Oct-12
JWP 12	1082923	19-Oct-12
JWP 19	1082924	4-Dec-12
JWP 20	1082925	4-Dec-12
JWP 21	1082926	4-Dec-12
JWP 22	1082927	4-Dec-12
JWP 23	1082928	4-Dec-12
JWP 100	1082929	4-Dec-12

Source: compiled by APEX (2025) from Goodenow (2025).

Mt. Hamilton Property Technical Report	28	November 10, 2025

4.1.1 Owned Fee Parcels and Royalty Considerations

MH-LLC owns a 100% interest in the SE4 of Section 20, Township 16 North, Range 57 East, Mount Diablo Meridian, containing 160 ac (the Henkle-Buchanan Parcel). The Henkle-Buchanan Parcel is subject to the Henkle-Buchanan Royalty (as defined and described below), and the Sandstorm Royalty (as defined and described below) and the Centennial Royalty (as defined and described below). MH-LLC also owns a 100% interest in the NE4SE4 and SE4NE4 of Section 19, Township 16 North, Range 57 East, Mount Diablo Meridian, containing 80 ac. This fee parcel is not subject to any royalties.

4.1.2 Patented Claims

MH-LLC controls a 100% interest in the Badger State, Centennial, Gloucester and Woo Hop  patented mining claims and an undivided 51% interest (subject to Centennial's ability to assert 100% ownership as discussed above) in the Chester and Chester Nos. 1-4 patented mining claims located in Sections 16, 21, 22 and 27 of Township 16 North, Range 57 East, Mount Diablo Meridian pursuant to a Mining Lease Agreement dated November 19, 2004 (as amended) by and between Centennial as lessor and MH-LLC (as the successor to Diamond Hill Investment Corp.) as lessee (the Centennial Lease). The patented claims are subject to the Sandstorm Royalty and the Centennial Royalty.

4.1.3 Unpatented Owned Claims

4.1.3.1 SC Claims

MH-LLC owns a 100% interest in the SC 1-30 unpatented mining claims located in Sections 7, 8, 9, 17 and 18 in Township 16 North, Range 57 East, Mount Diablo Meridian (the SC Claims). The SC Claims are subject to the Sandstorm Royalty and the Centennial Royalty (except for SC 9, SC 18 and SC 27 and the southern halves of SC 8, SC 17 and SC 26, which are not subject to the Centennial Royalty).

4.1.3.2 MH Claims

MH-LLC owns a 100% interest in the MH 1-9, 11, 13, 15-72 and 80-96 unpatented mining claims located in Sections 5, 6, 8, 15, 20, 22, 27, 28, 29, 33, and 34 of Township 16 North, Range 57 East, Mount Diablo Meridian (the MH Claims). With respect to the MH Claims (a) all of the MH Claims except MH 72 and 94-96 are subject to the Sandstorm Royalty, (b) all of the MH Claims except for MH 82, MH 83 and MH 84 and the southern half of MH 94, the northern half of MH 85, the southern halves of MH 46, MH 48, MH 50, MH 52, MH 54, MH 58, MH 60, MH 62, MH 64, MH 66, MH 68 and MH 70 and a portion of MH 95 are subject to the Centennial Royalty, and (c) the southern half of MH 94 and a small portion of MH 95 are subject to the Carrington Royalty (as defined and described below).

Mt. Hamilton Property Technical Report	29	November 10, 2025

4.1.3.3 HF Claims

MH-LLC owns a 100% interest in the HF 1-10 unpatented mining claims located in Sections 15, 16, 21 and 28 of Township 16 North, Range 57 East, Mount Diablo Meridian (the HF Claims). The HF Claims are subject to the Sandstorm Royalty.

4.1.3.4 Monte Claims

MH-LLC owns a 100% interest in the Monte 1-6 and 9-51 unpatented mining claims located in Sections 16, 17, 20, 21, 28, and 29 of Township 16 North, Range 57 East, Mount Diablo Meridian (the Monte Claims). The Monte Claims are subject to the Sandstorm Royalty, and the GAMI Royalty (as defined and described below) and the Centennial Royalty

4.1.3.5 MHP Claims

MH-LLC owns a 100% interest in the MHP 1-5 unpatented mining claims located in Sections 5, 6 and  8 of Township 16 North, Range 57 East, Mount Diablo Meridian (the MHP Claims). The MHP Claims are subject to the Sandstorm Royalty and most of MHP 5 is subject to the Centennial Royalty.

4.1.3.6 AR Claims

MH-LLC owns a 100% interest in the AR 1-38, 41, 43, 45-52 and 57-61 unpatented mining claims located in Sections 8, 9, 15, 16, 17, 21, 22, 27 and 28 of Township 16 North, Range 57 East, Mount Diablo Meridian (the AR Owned Claims). The AR Owned Claims are subject to the Sandstorm Royalty and the Centennial Royalty.

4.1.4 Unpatented Leased Claims

4.1.4.1 Centennial Lease

MH-LLC controls a 100% interest in the H 10-22, 25-28 and 36-39 unpatented mining claims located in Sections 15, 16 and 21 of Township 16 North, Range 57 East, Mount Diablo Meridian (the H Claims) pursuant to the Centennial Lease. The H Claims are subject to a sliding scale net smelter returns (NSR) royalty of 1 to 6% on gold and silver and 3 to 8% on all other minerals (the Centennial Royalty). In addition, the Centennial Lease includes an area of influence that subjects the majority of the Property to the Centennial Royalty (as described herein)1.  The H Claims require annual advance minimum royalty payments to the lessor (currently, Centennial) in the amount of $300,000. Advance minimum royalty payments are credited cumulatively against any production royalty payments due. As of December 31, 20250, MH-LLC has paid $5,410,000 in advance minimum royalty payments. At MH-LLC's option, the Centennial Royalty rate may be reduced by 1.5% by paying $2,000,000 to Centennial any time prior to the commencement of commercial production. If the first Centennial Royalty buy down is exercised, the Centennial Royalty may be further reduced by 1.75% by paying $1,500,000 to Centennial any time prior to the commencement of commercial production. If both of the first and second Centennial Royalty reductions are exercised, the Centennial Royalty may be further reduced by 1.75% by paying to Centennial $1,500,000 any time prior to the first anniversary of the date of commencement of commercial production.

1 The exact extent of the Centennial Royalty area of influence will depend on the location of the fee parcels, patented mining claims and unpatented mining claims on the ground and should be verified via a survey.

Mt. Hamilton Property Technical Report	30	November 10, 2025

4.1.4.2 Centennial Shell Lease

MH-LLC controls a 100% interest in the Ada Lode, Mack #3 Lode, Mack Fraction Lode and MC Lode unpatented mining claims located in Section 21 of Township 16 North, Range 57 East, Mount Diablo Meridian (the Shell Claims) pursuant to a Mining Lease Agreement dated February 27, 2006 (as amended) by and between Centennial as lessor and MH-LLC (as the successor to Augusta) as lessee (the Centennial Shell Lease). The Shell Claims are subject to a 4.5% NSR royalty on all minerals (the Shell Royalty). The Centennial Shell Lease also includes an area of influence that extends one mile surrounding the Shell Claims (the Centennial Shell AOI Royalty) but is subject to certain amending agreements which result in no portions of the Property currently being subject to the Centennial Shell AOI Royalty. The Centennial Shell Lease requires annual advance minimum royalty payments to the lessor (currently, Centennial) in the amount of $80,000. Advance minimum royalty payments are credited cumulatively against any production royalty payments due. As of December 31, 2025, MH-LLC has paid $1,400,000 in advance minimum royalty payments. At MH-LLC's option, the Shell Royalty rate may be reduced, at any time prior to the commencement of production, twice in increments of 1% for $500,000 each, and then twice in increments of 1% for $1,000,000 each. If each of the four incremental buydowns is exercised, MH-LLC will pay $3,000,000 in the aggregate to buy down the Shell Royalty from 4.5% to 0.5%, subject to inflation mechanisms in accordance with the Consumer Price Index.

4.1.4.3 Carrington Lease

MH-LLC controls a 100% interest in the Ada Fraction, AR 39-40, 42, 44, 53-56, 102-103, JC 11, 13-18, 20-22, 30-35, 40, JWP 1-6, 12, 19-23, 100, Mack Lode, May Lode and Venus Lode unpatented mining claims located in Sections 9, 10, 15, 16, 21, 22, 27 and 28 of Township 16 North, Range 57 East, Mount Diablo Meridian (the Carrington Claims) pursuant to a Mining Lease Agreement dated March 20, 2006 (as amended) by and between John E. Carrington as lessor and MH-LLC (as the successor to Augusta) as lessee (the Carrington Lease). The Carrington Claims are subject to a 4.5% NSR royalty on all minerals (the Carrington Royalty). In addition, the Carrington Lease includes an area of influence that extends one (1) mile surrounding the Ada Fraction, Mack Lode, May Lode and Venus Lode claims (the Carrington Claims AOI Royalty) but is subject to certain amending agreements which result in no portions of the Property other than the southern half of MH 94 and a small portion of MH 95 currently being subject to the Carrington AOI Royalty. The Carrington Lease requires annual advance minimum royalty payments to the lessor (currently, John Carrington) in the amount of $128,000 as of 2025, increasing by $2,000 each year. The annual advance minimum royalty payments made during the previous five-year period are credited cumulatively against any production royalty payments due. As of December 31, 2025, the cumulative annual advance minimum royalty payments MH-LLC has paid for the previous five years total $620,000. At MH-LLC's option, the Carrington Royalty rate may be reduced, at any time prior to the commencement of production, twice in increments of 1% for $600,000 each, and then twice in increments of 0.75% for $1,200,000 each. If each of the four incremental buydowns is exercised, MH-LLC will pay $3,600,000 in the aggregate to buy down the Carrington Royalty from 4.5% to 1.0%, subject to inflation mechanisms in accordance with the Consumer Price Index.

Mt. Hamilton Property Technical Report	31	November 10, 2025

4.2 Sufficiency of Surface Rights

The surface rights on the Property are either owned privately by MH-LLC (in the case of the fee parcels), or leased by MH-LLC from the private owner in the case of the patented mining claims, or controlled by MH-LLC (through ownership or lease of the applicable federal unpatented mining claims) in the case of public domain administered by the USFS or the BLM. All areas of proposed activities fall either on private land owned or leased by MH-LLC or on unpatented mining claims owned or leased by MH-LLC. MH-LLC's ownership and lease of the private land includes the right to use the surface of that land for access, mining, mineral processing and other related purposes as MH-LLC may desire. MH-LLC's use of the surface of the land within the unpatented mining claims it owns or leases is subject to approval by the USFS of a Plan of Operations and qualified by the terms of the Decision Notice for that document. Minor portions of the local access to the Property are administered by the BLM, which has authority to grant access rights as well as other mining-related rights relative to the land it manages. Overall, MH-LLC has or can routinely obtain all necessary surface use rights for the Property

4.3 Agreements, Royalties, and Encumbrances

4.3.1 Agreements

On August 26, 2010, Solitario Exploration & Royalty Corp. ("Solitario") signed a letter of intent with Ely Gold & Minerals ("Ely") to earn up to an 80% interest in the Property. In December 2010, Solitario and Ely formed MH-LLC. On August 25, 2015, Waterton Nevada Splitter, LLC ("WNS") acquired 100% of the membership interests of MH-LLC and on June 30, 2016 WNS sold 50% of the membership interests in MH-LLC to Waterton Nevada Splitter II, LLC ("WNSII").

On September 30, 2025, it was announced that Mako Mining and Sailfish entered into a binding term sheet to acquire the Mt. Hamilton Property through acquisition of MH-LLC pursuant to a purchase agreement dated September 27, 2025, and subsequently transferring MH-LLC to Mako Mining in exchange for a five-year gold stream and a 2% NSR on the Property from Mako.

Sailfish will acquire MH-LLC from arm's length party, Mt. Hamilton Holdings LLC for a purchase price of US$40 million in cash. Sailfish has received a commitment letter for a US$40 million non-revolving bridge finance facility (the "Wexford-Sailfish Loan") from affiliates of Wexford Capital LP ("Wexford"), the controlling shareholder of both Mako and Sailfish, to fund the cash component of the acquisition. Mako is not a party to the Wexford-Sailfish Loan and will not incur any direct payment obligations or liabilities in connection with such loan. Upon completion of this initial acquisition transaction, Mako has agreed to take over control of the Mt. Hamilton Property and all costs associated therewith, which costs are not anticipated to be material, and work expeditiously with Sailfish to complete the acquisition of MH LLC from Sailfish (Mako Mining Corp., 2025).

Mt. Hamilton Property Technical Report	32	November 10, 2025

Upon transferring MH-LLC to Mako Mining, Sailfish will receive: (i) a monthly gold stream for a period of 60 months, whereby Sailfish will purchase from Mako approximately 341.7 troy ounces of gold at a price equal to 20% of the London Bullion Market Association PM Fix price, but in any event not less than US$2,700 per ounce of gold and not more than US$3,700 per ounce of gold (the "Stream") and, (ii) upon completion of the Stream, a 2% NSR on all mineral production with respect to the Property for the life of the mine. Completion of the Disposition is subject to a number of conditions precedent, including, but not limited to entering into and formal approval of a definitive agreement (the "Disposition Agreement") and all ancillary matters related to the Disposition by Sailfish's Board of Directors upon the recommendation of its special committee and receipt of corporate, regulatory and third-party approvals, including disinterested approval of Sailfish's shareholders and acceptance of the TSX Venture Exchange (the "TSXV"). Upon execution of the Disposition Agreement, Sailfish will issue a subsequent news release containing details of the Disposition Agreement and any additional terms of the Disposition. Closing of the Acquisition is subject to customary closing conditions, including acceptance of TSXV. The Acquisition is an arm's length transaction. Closing of the Acquisition is anticipated to occur by November 30, 2025 (Sailfish Royalty Corp., 2025).

4.3.2 Royalties

4.3.2.1 GAMI (Monte) Royalty

Pursuant to an Option Agreement dated September 8, 2011, by and between Great American Minerals, Inc. (GAMI) and MH-LLC, GAMI retained a 3% NSR royalty on all gold and silver and a 2% NSR on all other minerals and ores produced from the Monte Claims (the GAMI Royalty). The GAMI Royalty also imposes an annual advance royalty payment of the greater of (i) $33,000 or (ii) the cash equivalent of 33 ounces of gold based on the average gold price for the 30 days preceding the payment due date. This advance royalty is payable each year until the first day of the month following expiration of the first consecutive three-month period within which milling or leaching (or other treatment) of ores produced from the Monte Claims has yielded concentrate of commercial doré. All advance royalties paid are recoverable as a credit against the GAMI Royalty. As of December 31, 2025, MH-LLC has paid $1,090,261.55in advance royalty payments. The GAMI Royalty is currently payable to Osisko Mining (USA) Inc. The GAMI Royalty rate can be reduced within one year after MH-LLC completes a bankable feasibility study or commences commercial production to 1% on all minerals by paying the royalty holder $2,000,000

4.3.2.2 Sandstorm Royalty

Pursuant to a NSR Royalty Agreement dated June 11, 2012, by and among Solitario, MH-LLC and Sandstorm Gold Ltd. (Sandstorm), and an Agreement Regarding Additional Property of the same date by and among the same parties, Sandstorm received or is entitled to receive a 2.4% NSR royalty on any gold and silver (or other products) mined from 266 of the Property's 302 unpatented mining claims, from all 9 of the Property's patented mining claims, and from the Henkle-Buchanan Parcel, which properties are located in various sections of Township 16 North, Range 57 East, Mount Diablo Meridian (the "Sandstorm Royalty").

Mt. Hamilton Property Technical Report	33	November 10, 2025

4.3.2.3 Henkle-Buchanan Royalty

Pursuant to a NSR Royalty Agreement dated January 27, 2012, by and between MH-LLC and Henkle-Buchanan Group (HBG), HBG received a 1.5% NSR royalty on the Henkle-Buchanan Parcel comprising the SE4 of Section 20, Township 16 North, Range 57 East, Mount Diablo Meridian (the Henkle-Buchanan Royalty).

4.4 Permits

Mt. Hamilton, LLC has all primary permits in place to construct and operate if applicable.

A list of major active permits is provided in Table 4.3. MH-LLC is in good standing with all of its regulatory obligations under the existing permits.

Table 4.3 Mt. Hamilton Property active permits.

Permit	Number	Agency
Plan of Operations: Centennial-Seligman Mine	09-13-01	U.S. Forest Service
Water Pollution Control Permit	NEV2013103	Nevada Department of Environmental Protection-Bureau of Mining Regulation and Reclamation
Class I Air Quality Operating Permit	AP1041-3500	Nevada Department of Environmental Protection-Bureau of Air Pollution Control
Mercury Operating Permit to Construct	AP1041-3520	Nevada Department of Environmental Protection-Bureau of Air Pollution Control
Reclamation Permit: Buchanan-Admin (Private Land)	0361	Nevada Department of Environmental Protection-Bureau of Mining Regulation and Reclamation
Reclamation Permit: Centennial-Seligman Mine	0362	Nevada Department of Environmental Protection-Bureau of Mining Regulation and Reclamation
Reclamation Permit: Wheeler Ridge Exploration	0343	Nevada Department of Environmental Protection-Bureau of Mining Regulation and Reclamation
Right-of-Way: Access Road	N-91288	Bureau of Land Management

Mt. Hamilton Property Technical Report	34	November 10, 2025

The Property lies within Little Smokey-Newark Valleys and Hot Creek-Railroad Valleys, two internally drained, closed hydrographic basins. MH-LLC controls a total of 886.4 acre-feet per annum (AFA), which is sufficient water rights to operate the Property. A list of the water rights held by MH-LLC is shown in Table 4.4.

Table 4.4 Water rights.

Application/Permit #	Owner	Duty (AFA)	Use
77236	Mt. Hamilton, LLC	11.2	Mining and Milling
77237	Mt. Hamilton, LLC	11.2	Mining and Milling
79971	Mt. Hamilton, LLC	242	Mining and Milling
81354	Mt. Hamilton, LLC	240	Mining and Milling
82796	Mt. Hamilton, LLC	382	Mining, Milling, and Dewatering

4.5 Environmental Liabilities

Phased reclamation cost estimates have been approved by the U.S. Forest Service and Nevada Division of Environmental Protection in the amount of $138,965. A bond has been posted with the appropriate agency in order to cover the estimated cost of the potential future reclamation.

A portion of the Property was mined in the 1990's by a previous operator and has been extensively reclaimed by the U.S. Forest Service. MH-LLC has no environmental liabilities related to this previous mining activity. No material environmental issues have been identified elsewhere on the property.

There are no other significant factors or risks that Mr. Turner is aware of that would affect access, title or the ability to conduct exploration and development work on the Property

Mt. Hamilton Property Technical Report	35	November 10, 2025

5 Accessibility, Climate, Local Resources, Infrastructure, and Physiography

5.1 Accessibility

The Mt. Hamilton Property is located within White Pine County, approximately equal distances from the communities of Eureka (to the west) and Ely (to the east). Access to the site from these communities is about an hour by car along paved and gravel roads. To access the site from U.S. Highway 50, travel approximately 10 mi south along White Pine County Road 5, then east along the Seligman haul road approximately 5 mi to the project site. All roads off U.S. Highway 50 are gravel, either one or two lane, and most cross land administered by the BLM or the USFS. Property scale roads are continuous through privately owned sections, of which all are owned by MH-LLC.

5.2 Climate

The climate at the Property is typical of the Nevadan high desert, with hot dry summers and cold snowy winters. On average, summers range between 80° and 90 degrees Fahrenheit (°F) (26 and 32 degrees Celsius (°C)), with highs in the low 100°s F (38°C), and nightly lows between 40° and 50°F (4° and 10°C). Winter highs range between 30° and 40°F (-1° and 4°C) and between 0° and 20°F (-18° and -7°C) for the nightly lows.

Most of the precipitation at the Mt. Hamilton Property is in the form of snowfall during the winter months, though some occur as spring rain and summer thunderstorms. For elevations above 7,000 ft, snow cover may be continuous from November through April. Therefore, drilling and exploration activities are typically conducted from June to October. With the use of road and snow-removal equipment to assist in road access, year-round access is possible.

5.3 Local Resources and Infrastructure

Ely, Eureka, and Elko, NV are three local communities which could provide support and resources to the Mt. Hamilton Property. Ely with a population of 4,000, is approximately an hour east of the Property and is the county seat for White Pine, and therefore houses all the land records and support material. Additionally, Ely serves as the primary support community for the Robinson Copper Mine just west of the town. Eureka, NV, population 610, is located approximately an hour west of the Property and serves as the local support community to the Ruby Hill Mine. Elko, NV, population 20,300, is located approximately three hours north of the Property and is a major supporting community to several mining operations in the area, including many along the Carlin Trend. Elko would be able to support most services and products necessary for an active exploration and mining operation.

The closest power source to the Property is located approximately 17 mi north of the project site off U.S. Highway 50. Four 2695 HP Generators are permitted for the project. Additionally, it may be possible to establish a share type agreement with the neighboring Fiore Gold Ltd. Gold Rock and Pan mines to the east.

Mt. Hamilton Property Technical Report	36	November 10, 2025

At the Property, cellular service is consistent across the site. Within a few areas of steep topography, the signal may be intermittent. No landline nor internet exists at site.

The main water well, known as the Seligman Well, was developed within Seligman Canyon. Based on previous operations, testing and analyses, the well can maintain a pumping rate of approximately 550 gallons per minute (gpm) with capacity for higher pumping rates over shorter periods. A backup well located in close proximity produces 200 gpm. A total of 875.2 acre feet per annum (AFA) of groundwater are permitted for use at the Property.

The local mining communities of Eureka and Ely, NV are potential sources for the labor force necessary to support an advanced project at the Mt. Hamilton Property. Both currently support active mining operations and have enough housing to accommodate future workers.

5.4 Physiography

The Mt. Hamilton Property resides within the Basin and Range Province, a physiographic province that spans much of Nevada and the western United States. The province is characterized by generally north trending steep linear mountain ranges punctuated by flat low-lying valleys or basins. The Property is located on the western flank of the White Pine Range. Topographic relief in the area ranges from approximately 6,500 ft above mean sea level (ASML) at the floor of Newark Valley, to 10,745 ft AMSL at the peak of Mount Hamilton. The Property site is at approximately 8,500 ft AMSL, though topography ranges from 8,200 to 9,600 ft AMSL within the main area. Mt. Hamilton Property is located off Seligman Canyon, one of several ephemeral drainages that cross the site.

Terrain in the Property area is rugged and steep; the average surface slope is 6% but may be as high as 10% near bedrock and near the base of the range. Drainages are abundant and are typically spaced approximately 100 ft apart.

The Property is located near the boundary between the scrublands at lower elevations and forest dominated vegetation at higher elevations (>7,000 ft AMSL). Prominent flora within the area include piñon and white pine trees at higher elevations, and sagebrush, saltbrush, rabbitbrush, junipers, and piñons pines at the lower elevations. The soil is well drained but poorly developed, and typically less than three feet thick. Additionally, caliche horizons when present, range between 3 and 9 ft below ground surface.

In the opinion of Mr. Turner, the Property is of sufficient size to accommodate potential exploration and mining facilities, including waste rock disposal and processing infrastructure. There are no other significant factors or risks that Mr. Turner is aware of that would affect access or the ability to perform work on the Property.

Mt. Hamilton Property Technical Report	37	November 10, 2025

6 History

6.1 Ownership

Phillips Petroleum Co. ("Phillips") acquired much of the area of the current Property in 1968. In 1984, Northern Illinois Coal, Oil and Resources Mineral Ventures, subsequently renamed Westmont Gold Inc. ("Westmont"), entered into a joint venture with Phillips and Queenstake Resources Ltd. to explore the Property for open-pit mineable gold-silver mineralization. The Property was transferred to Mt. Hamilton Mining Company ("MHMC", a Westmont subsidiary) after November 1993. Rea Gold Corp. ("Rea Gold") acquired MHMC in June 1994 but in June 1997 declared bankruptcy in Canadian Bankruptcy Court in November 1997. In 2002, the US Bankruptcy Trustee abandoned all of the unpatented mining claims by allowing them to lapse from failure to pay the annual claim maintenance fees. Centennial Minerals Company, LLC ("Centennial") staked claims covering the Centennial deposit in late 2002, and in 2003 purchased all of the patented mining claims and fee lands through a US Bankruptcy Court process. Augusta Resource Corporation ("Augusta"), through its 100% owned subsidiary Diamond Hill Minerals Ltd ("DHI"), acquired a leasehold interest in the Property from Centennial in late 2003. Under an agreement with Augusta dated November 15, 2007, Ivana Ventures Inc. ("Ivana") acquired 100% of the shares of DHI. Ivana changed its name to Ely Gold & Minerals ("Ely") in 2008. On August 26, 2010, Solitario Exploration & Royalty Corp. ("Solitario") signed a letter of intent with Ely to earn up to an 80% interest in the Property. In December 2010, Solitario and Ely formed MH-LLC.

6.2 Exploration History

Table 6.1 summarizes the ownership and exploration history of the Mt. Hamilton Property.  Limited documentation is available for the earlier work and ownership history of the area prior to about 1968. Location of geophysical, soil, and rock-chip sample surveys completed across the Property are shown in Figures 6.1 to 6.3, respectively.

Table 6.1 Mt. Hamilton Property history.

Year	Company	Summary of Exploration
1865	Unknown	• Gold discovered at Monte Cristo Springs in 1865. • Silver discovered at Treasure Hill-Hamilton area in 1868.
1956	Unknown	• An unknown company completed four churn holes (1,720 ft).
1956-1989	Union Carbide Corp. ("Union Carbide")	• Conducted exploration for W-Cu-Mo mineralization. • Drilled 72 core holes - including partial mud rotary and reverse circulation pre-collars (84,994 ft), and one mud rotary (1,240 ft).
1968-1982	Phillips

• Conducted exploration for W-Cu-Mo mineralization.

• Drilled 24 RC holes (9,050 ft), 51 core holes (80,981.5 ft), and one unknown hole type (275 ft).

• Conducted pre-feasibility study (historical) on the Mt. Hamilton Tungsten project.

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Year	Company	Summary of Exploration
1984-1993	Northern Illinois Coal, Oil and Resources Mineral Ventures ("NICOR") / Westmont

• NICOR renamed to Westmont Gold Inc. (Westmont). Westmont entered into joint venture with Phillips and Queenstake Resources Ltd to explore for open-pit mineable Au/Ag mineralization.

• 1989 Westmont identifies Seligman and Centennial Au/Ag deposits. 1993 property transferred to MHMC, a Westmont subsidiary.

• Drilled 338 RC holes (128,173 ft) and 37 core holes (12,852.7 ft).

• Historical resource estimate completed by Pincock, Allan and Holt.

• Conducted soil/rock sampling over property.

• Completed Feasibility Study Update in 1991 (historical).

1994-1997	Rea Gold

• Acquired MHMC and began production of Seligman deposit. Production ceased in June 1997 due to operational issues and low gold prices, and Rea Gold filed for bankruptcy (in Canada) in November 1997.

• MHMC forced into bankruptcy when the State of Nevada rescinded their cyanide permit.

• Drilled 507 RC holes (139,626 ft), six core holes (2,386 ft), and 10 conventional-BH holes (850 ft).

• Zonge conducted IP/Resistivity survey in 1994.

• Conducted additional soil/rock sampling.

• Mineral Resources Development Inc. (MRDI) completed 58 density determinations from four core holes.

• Mine Reserves Associates completed Model and Mine Planning report.

2002	US Bankruptcy Trustee	• Failed to pay annual claim maintenance fees for unpatented lode claims within Property. Claims lapsed.
2002-2003	Centennial	• Staked unpatented lode claims covering Centennial Deposit and purchased all patented mining claims and Fee lands though a US Bankruptcy Court process.
2003-2007	Augusta

• Acquired leasehold interest in property from Centennial through its 100% owned subsidiary Diamond Hill Minerals.

• Drilled six core holes (9,187.4 ft).

• Roscoe Postle Associates ("RPA") prepared NI 43-101 Technical Report for Augusta (Wallis et al., 2005).

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Year	Company	Summary of Exploration
2007-2008	Ivanna (Ely Gold & Silver, Inc.)	• Acquired 100% of shares of Diamond Hill Minerals and changed name to Ely Gold & Minerals, Inc ("Ely" in 2008. • Drilled five core holes (2,241 ft). • RPA prepared NI 43-101 report for Ivana.
2010-2014	Solitario Exploration & Royalty Corp (Solitario)

• Signed Letter of Intent with Ely Gold to earn up to an 80% interest in Ely's Mt. Hamilton gold Property in August 2010. In December 2010 Solitario and Ely Gold enter into an LLC Operating Agreement and form Mt. Hamilton LLC (MH-LLC) which holds 100% of the Mt. Hamilton property assets. In November 2013 Ely Gold makes final payments pursuant to the Augusta Agreement.

• Drilled 48 RC holes (20,365 ft) and 26 core holes (12,049.9 ft).

• SRK completed a PEA on Centennial deposit in 2009 (SRK Consulting, 2009; historical), followed by a resource update on Centennial and Seligman deposits in 2012 (SRK Consulting, 2012; historical).

• SRK completed a feasibility study (historical) on Centennial and Seligman deposits in 2014 (SRK Consulting, 2014).

• SRK completed 22 bulk density determinations from nine core holes.

2015	Waterton Precious Metals Bid Corp

• Waterton Global Resources acquired the Mt. Hamilton Property from Solitario and Ely Gold in November of 2015. Waterton Nevada Splitter, LLC (WNS) acquired 100% of the membership interests of MH-LLC on June 30, 2016.

Source: MH-LLC (2021)

Mt. Hamilton Property Technical Report	40	November 10, 2025

Figure 6.1 Location of 2004 geophysical IP/resistivity survey.

Mt. Hamilton Property Technical Report	41	November 10, 2025

500000ft E
505000ft E
510000ft E
515000ft E
645000ft N
640000ft N
635000ft N
630000ft N
Legend
Geophysical Lines
Claim Boundary
Deposit Outline
Seligman
Centennial
MT. HAMILTON
Mt. Hamilton Local Grid
Projection: Transverse Mercator
Datum: NAD 27
Units: feet
0 500 1,000 ft
Mt. Hamilton
Geophysical Survey Location
IP/Resistivity

Mt. Hamilton Property Technical Report	42	November 10, 2025

Source: MH-LLC (2021)

Mt. Hamilton Property Technical Report	43	November 10, 2025

Figure 6.2 Soil sample survey with Au grades.

Mt. Hamilton Property Technical Report	44	November 10, 2025

500000ft E
505000ft E
510000ft E
515000ft E
645000ft N
640000ft N
635000ft N
630000ft N
N
S
W
E
Legend
<0.003 opt
0.003-0.007 opt
0.007-0.015 opt
0.015-0.03 opt
0.03-0.06 opt
>0.06 opt
Soil survey boundary
Claim boundary
Deposit Outline
Seligman
Centennial

MT. HAMILTON

Mt. Hamilton Local Grid
Projection: Transverse Mercator
Datum: NAD 27
Units: feet

0 500 1,000 ft

Mt. Hamilton Au Soil Samples

Mt. Hamilton Property Technical Report	45	November 10, 2025

Source: MH-LLC (2021)

Mt. Hamilton Property Technical Report	46	November 10, 2025

Figure 6.3 Rock samples with Au grades.

Mt. Hamilton Property Technical Report	47	November 10, 2025

500000ft E
505000ft E
510000ft E
515000ft E
645000ft N
640000ft N
635000ft N
630000ft N
N
S
W
E
Legend
<0.003 opt
0.003-0.007 opt
0.007-0.015 opt
0.015-0.03 opt
0.03-0.06 opt
>0.06 opt
Claim boundary
Deposit Outline
Seligman
Centennial

MT. HAMILTON

Mt. Hamilton Local Grid
Projection: Transverse Mercator
Datum: NAD 27
Units: feet

0 500 1,000 ft

Mt. Hamilton
Au Rock Samples

Mt. Hamilton Property Technical Report	48	November 10, 2025

Source: MH-LLC (2021)

6.3 Production History

A summary of the known production history is provided in Table 6.2.

Table 6.2 Mt. Hamilton production history.

Year	Company	Comment
1868-1878	Unknown	$20 to $40 million silver recovered from Treasure Hill ($25-$51 million)[1]
1995	Rea Gold	52,000 oz Au, 100,000 oz Ag
1996	Rea Gold	35,000 oz Au, 71,500 oz Ag
1997	Rea Gold	12,500 oz Au, 36,000 oz Ag
[1] Calculated from average Au/Ag ratio between 1868-1878 of 16.32 with Au price of $20.67/oz (Officer and Williamson, 2020)

Source: MH-LLC (2021)

6.4 Historical Estimates

The following text summarizes historical Mineral Resource and Mineral Reserve Estimates for the Property calculated by previous operators between 2005 and 2014 (Table 6.3). The historical MREs and reserves summarized in this section were calculated by Scott Wilson Roscoe Postle & Associates ("RPA") in 2008, and SRK Consulting ("SRK") in 2009, 2010, 2012, 2014 (Kaunda, 2012; Pennington et al., 2012, 2014).

The historical estimates summarized in Table 6.3 were prepared by previous operators in accordance with the version of the CIM Definition Standards for Mineral Resources and Mineral Reserves in effect at the time of resource estimation and disclosed in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. However, most of the historical MREs and reserves were calculated prior to the implementation of the standards set forth in NI 43-101 and CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014) and CIM Estimation of Mineral Resources & Mineral Reserves Best Practices Guidelines (November 2019). Mr. Turner has reviewed the information in this section, as well as that within the cited references, and has determined that it is suitable for disclosure.

Mr. Turner has not done sufficient work to classify any of the historical estimates discussed in this section as current Mineral Resources or Mineral Reserves. Mr. Turner has referred to these estimates as "historical resources" and the reader is cautioned not to treat them, or any part of them, as current Mineral Resources or Mineral Reserves. The historical resources summarized below have been included in this Report to demonstrate the mineral potential of the Property, and to provide the reader with a complete history of the Property. These historical resource estimates were not completed by Mako Mining or Sailfish. Mako Mining and Sailfish are not treating the historical estimates as current mineral resources.

A current Mineral Resource Estimate prepared in accordance with NI 43-101 and CIM guidance for Mt. Hamilton is presented below in Section 14 and supersedes the historical MREs summarized in this section.

Mt. Hamilton Property Technical Report	49	November 10, 2025

Mt. Hamilton Property Technical Report	50	November 10, 2025

Table 6.3 Historical resource and reserve estimates.

Author	Year	Cut-Off Grade (opt Au)	Tons ('000s)	Grade (opt Au)	Contained Au (oz)	Grade (opt Ag)	Contained Ag (oz)	Resource Classification	Estimation Method	Block Size (ft)	Capping (opt Au)	Sample Selection (min, max, max per hole)	Comp-osite Length (ft)	Classification Range
RPA	2008[1]	0.016	12,300	0.034	415,200	0.177	2,175,000	Inferred	OK	25x25x10	0.36 (samples)	Unknown	10	Inferred: > 50 ft from single hole with one composite
SRK	2009[2]	0.009	760	0.039	29,640	0.130	98,800	Measured	ID3	25x25x10	0.36 (samples)	2,8,2	10	Measured: <25 min 8 comps; Indicated: ≤ 90, ≥ 2 comps; Inferred: <50, <2 comps
			11,857	0.030	355,710	0.145	1,719,265	Indicated
			12,617	0.031	385,350	0.144	1,818,065	Measured and Indicated
			1,491	0.012	17,892	0.122	181,902	Inferred
SRK	2010[3]	0.0065	823	0.037	30,000	0.129	106,000	Measured	ID3	25x25x10	0.36 (samples)	2,8,2	10	Measured: <25 min 8 comps; Indicated: ≤ 90, ≥ 2 comps; Inferred: <50, <2 comps
			13,534	0.028	379,000	0.153	2,071,000	Indicated
			14,357	0.029	409,000	0.152	2,177,000	Measured and Indicated
			3,369	0.01	34,000	0.129	435,000	Inferred

Mt. Hamilton Property Technical Report	51	November 10, 2025

Author	Year	Cut-Off Grade (opt Au)	Tons ('000s)	Grade (opt Au)	Contained Au (oz)	Grade (opt Ag)	Contained Ag (oz)	Resource Classification	Estimation Method	Block Size (ft)	Capping (opt Au)	Sample Selection (min, max, max per hole)	Comp-osite Length (ft)	Classification Range
SRK	2012	0.006	923[4]	0.032	29,300	0.155	142,700	Proven	Lerchs-Grossman pit optimization
			21,604[4]	0.021	457,800	0.134	2,884,300	Probable
			22,527[4]	0.022	487,100	0.134	3,028,200	Proven and Probable
			918[5]	0.032	29,524	0.155	142,152	Measured	ID2	20x20x20	0.36 (samples)	3,2,2	20	M&I: Min 3 comps, Max 2 comps/hole; Inferred: Min 2 comps, Max 2 comps/hole
			22,732[5]	0.022	497,330	0.132	3,010,471	Indicated
			23,650[5]	0.022	526,854	0.133	3,152,624	Measured and Indicated
			3,454[5]	0.018	60,859	0.079	273,457	Inferred
			6,950[6]	0.022	154,388	0.097	676,665	Indicated	ID2	20x20x20	Skn/Ox - 0.50; Skn/Sulf - 0.27; All Intrusives - 0.10 (samples)	2,8,1	20	Indicated: min two drillholes, 100 ft; Inferred: Min one hole, 200 ft
			3,770[6]	0.021	78,044	0.144	543,671	Inferred

Mt. Hamilton Property Technical Report	52	November 10, 2025

Author	Year	Cut-Off Grade (opt Au)	Tons ('000s)	Grade (opt Au)	Contained Au (oz)	Grade (opt Ag)	Contained Ag (oz)	Resource Classification	Estimation Method	Block Size (ft)	Capping (opt Au)	Sample Selection (min, max, max per hole)	Comp-osite Length (ft)	Classification Range
SRK	2014[7,8]	0.006	1,240	0.029	36,600	0.198	245,800	Proven	Lerchs-Grossman pit optimization	20x20x10	Varies by mineral domain from 0.06 to 0.56	Min (4,3,1) varied based on search ellipse range, 8, 1	10	Measured: ≤ 50 ft, min 3 comps from 3 holes; Indicated: ≤ 120, min 2 comps from 2 holes; Inferred: ≤ 350, min 1 comp
			21,260	0.024	508,800	0.198	4,213,800	Probable
			22,500	0.024	545,400	0.198	4,459,600	Proven and Probable
			1,427	0.030	42,000	0.209	299,000	Measured	ID2 ID2
			32,283	0.021	685,000	0.194	6,271,000	Indicated
			33,710	0.022	727,000	0.195	6,569,000	Measured and Indicated
			6,721	0.018	119,000	0.171	1,153,000	Inferred

[1] Historical Resource for the Centennial deposit was based on assumptions of $5/ton trucking and processing costs, 75% metallurgical recovery, and $400/oz Au.

[2] Historical Resources for the Centennial deposit contained within an economic pit. WhittleTM v.4.1.3 software used to generate a Lerchs Grossman pit optimization using US$ 750/oz Au, US$ 10/oz Ag, $1.75/ton mining, $3.50/t processing, $0.75/t G&A, 70% Au recovery, 40% Ag recovery, 5.5% NSR.

[3] Historical Resources for the Centennial deposit contained within an economic pit. WhittleTM v.4.1.3 software used to generate a Lerchs Grossman pit optimization using US$ 900/oz Au, US$ 15/oz Ag, $1.75/ton mining, $3.50/t processing, $0.75/t G&A, 75% Au recovery, 40% Ag recovery.

[4] Historical Reserves for Centennial deposit defined using WhittleTM pit optimization software at US$1,200/oz Au, US$ 20/oz Ag, average Au and Ag  recovery of 75%; operating costs of $1.75/t mineralized material mined, $1.61/t waste mined, $3.59/t mineralized material processed, and $0.72/t G&A. Source: Kaunda (2012)

Mt. Hamilton Property Technical Report	53	November 10, 2025

Author	Year	Cut-Off Grade (opt Au)	Tons ('000s)	Grade (opt Au)	Contained Au (oz)	Grade (opt Ag)	Contained Ag (oz)	Resource Classification	Estimation Method	Block Size (ft)	Capping (opt Au)	Sample Selection (min, max, max per hole)	Comp-osite Length (ft)	Classification Range

[5] Historical Resources for Centennial deposit contained within an economic pit. WhittleTM v.4.1.3 software used to generate a Lerchs Grossman pit optimization using US$ 1600/oz Au, US$ 40/oz Ag, $5.81/ton for mining, processing, and G&A, 75% Au recovery, 30% Ag recovery, 1% NSR. Source: Kaunda (2012)

[6] Historical Resources for Seligman deposit contained within an economic pit. WhittleTM v.4.1.3 software used to generate a Lerchs Grossman pit optimization using US$ 1500/oz Au, US$ 20/oz Ag, $6.45/ton for mining, processing, and G&A, 70% Au recovery in skarn, 65% Au recovery in igneous, and 35% Ag recovery, 3.4% NSR. Source: Kaunda (2012)

[7] Historical Reserves for Centennial and Seligman deposits combined. Lerch Grossman pit optimization based on US$ 1,300/oz Au, US$ 20/oz Ag, 76% Au recovery, 39% Ag recovery. Source: Pennington  et al. (2014)

[8] Historical Resources for Centennial and Seligman deposits combined. Lerch Grossman pit optimization based on US$ 1,300/oz Au, US$ 19.60/oz Ag, 76% Au recovery, 39% Ag recovery, US$ 2.06/t mining cost for Seligman, US$ 1.64/t mining cost Centennial, US$ 4.95/t processing cost. Source: Pennington  et al. (2014)

Source: Compiled by APEX (2025)

Mt. Hamilton Property Technical Report	54	November 10, 2025

7 Geological Setting and Mineralization

7.1 Regional Geology

The Mt. Hamilton Property is located within the White Pine Mining District of the White Pine Range (Figure 7.1). The Property lies within the Basin and Range province of the western US, which is characterized by long narrow generally north-trending mountain ranges separated by long broad valleys.

The range is underlain by a thick sequence of Paleozoic strata consisting predominantly of shallow marine carbonate and clastic rocks ranging in age from Cambrian through Permian. Hose and Blake (1976) estimate the sedimentary section to be between 30,000 and 40,000 ft thick. The only exposures of plutonic rocks in the White Pine Range are two granitic stocks of Cretaceous age, the Seligman and Monte Cristo (Hose and Blake, 1976). Paleozoic strata are overlain locally by Tertiary volcanic rocks, volcaniclastic strata, and younger sedimentary rocks with variable thickness, up to a maximum of 7,000 ft. The Jakes and Newark alluvium valleys are located to the east and west of the White Pine Range, respectively.

The area has undergone several complex deformational events forming the north-striking Hoppe Spring anticline, along which the main portion of the deposit is located, and the Silver Bell anticline to the southwest (Myers et al., 1991).

7.2 Property Geology

The Property is located on the west-central flank of the White Pine Range. The Property is underlain by Cambrian to Permian carbonates, shales, and siltstones intruded by felsic stocks (Figure 7.2). The stratigraphic units include, from oldest to youngest, the Eldorado Dolomite, Geddes Limestone, Secret Canyon Shale, Hamburg Dolomite, Dunderberg Shale, and Windfall Formation (Figure 7.3). These units have undergone multiple deformation events, which included early fold-thrusting with development of open folds. Emplacement of Cretaceous stocks, Seligman and Monte Cristo, resulted in development of skarn and hornfels assemblages in the deformed sedimentary rocks. Late cross-cutting quartz monzonite to granodiorite dikes and sills are common within the area and are generally 3 to 30 ft thick (Putney, 1985).

The Seligman Stock is a medium-grained, hornblende-biotite granodiorite, elongate in a north-south direction within the axis of the Hoppe Spring anticline (Myers et al., 1991). The Monte Cristo stock, which was intruded along the margin of Silver Bell anticline to the southwest, is a biotite granite-porphyry approximately 2,400 ft in diameter (Putney, 1985, Myers et al., 1991). Putney (1985) also noted that sills and dikes are present peripheral to both stocks, and consist of dacite porphyry, quartz monzonite, diorite, and aplite.

Tertiary extensional faulting resulted in the formation of several orientations (north, northeast, and northwest) of high-angle normal faults within the Property area, which includes the range bounding White Pine fault to the west (Jones, 1984; Putney, 1985; Myers et al., 1991).

Mt. Hamilton Property Technical Report	55	November 10, 2025

Alteration of host rocks varies from minor prograde to advanced retrograde skarn-type assemblages and silicification. Mineralization at Mt. Hamilton has been delineated in three main deposits known as Seligman to the north, Seligman Stock in the center, and Centennial to the south (Figure 7.2). Mineralization includes an early polymetallic phase associated with skarn development, predominantly a garnet-pyroxene-tremolite assemblage, which is overprinted by a later hydrothermal silica dominated event (Myers et al., 1991). Precious metal mineralization is predominantly associated with a younger event which may include epithermal/Carlin-type event. Redox states include both oxide and sulfide-bearing material.

Mt. Hamilton Property Technical Report	56	November 10, 2025

Figure 7.1 Regional geology map of the Property area.

2000000ft E
2100000ft E
14300000ft N
14200000ft N
Legend
Quaternary Alluvium
Tertiary Undifferentiated
Cretaceous Intrusives
Permian-Pennsylvanian Sedimentary Units
Ordovician to Mississippian Sedimentary Units
Cambrian Sedimentary Units
Thrust Fault (defined)
Thrust Fault (inferred)
Claim Outline
Road/Highway
City
Ely
Pancake Range
Duckwater Hills
Newark Valley
White Pine Range
Jakes Valley
N
S
E
W

MT. HAMILTON

Projection: UTM NAD27 Zone11
Units: Feet
Reference: USGS data series 249

0 20,000 40,000 ft

Mt. Hamilton Regional Geology

Modified after Horton (2017)

Mt. Hamilton Property Technical Report	57	November 10, 2025

Source: MH-LLC (2021) modified after Horton (2017).

Mt. Hamilton Property Technical Report	58	November 10, 2025

Figure 7.2 Mt. Hamilton Property geologic map with deposit outlines.

505000ft E
510000ft E
645000ft N
640000ft N
635000ft N
N
S
W
E
Legend
Quaternary Alluvium (Qal)
Cretaceous Intrusives (Kg)
Pogonip Group (Op)
Upper Windfall Formation (Ꞓwu)
Lower Windfall Formation (Ꞓwl)
Dunderberg Shale (Ꞓd)
Hamburg Dolomite (Ꞓh)
Secret Canyon Undifferentiated (Ꞓsc)
Normal or Strike Slip Fault
Reserve Fault - sawteeth on hanging wall side
Anticline
Syncline
Claim Outline
Ꞓwl
Ꞓwu
Ꞓd
Qal
Op
Seligman
Seligman Stock
Seligman Stock
Kg
Ꞓwu
White Pine Fault
Silver Bell Anticline Approx
Hoppe Spring Anticline Approx
Centennial
Silver Bell Syncline Approx
Ꞓh
Kg
Monte Cristo Stock
Ꞓwl
Ꞓwu
Ꞓd
Ꞓsc
MT. HAMILTON
Mt. Hamilton Local Grid
Projection: Transverse Mercator
Datum: NAD 27
Units: feet
0
1,000
2,000 ft
Mt. Hamilton
Simplified Local Geology
Modified after Humphrey (1960) & Kuntz (1996)

Mt. Hamilton Property Technical Report	59	November 10, 2025

Source: MH-LLC (2021) modified after Humphrey (1960) and Kuntz (1996).

Mt. Hamilton Property Technical Report	60	November 10, 2025

Figure 7.3 Mt. Hamilton stratigraphy relative to the Seligman and Centennial deposits.

Mt. Hamilton Property Technical Report	61	November 10, 2025

Mt. Hamilton Stratigraphic Column
Seligman Deposit

5,000 ft
4,000 ft
3,000 ft
2,000 ft
1,000 ft
0 ft
Cambrian
Windfall Formation
Secret Canyon Formation
Pole Canyon Formation
Cwu
Cwl
Cd
Ch
Cscu
Csccs
Csl
Cg
Ced
Kg Granitic Stock
Upper Windfall Limestone
Lower Windfall Limestone
Dunderberg Shale
Mineralization
Hamburg Dolomite
Upper Secret Canyon Shale
Secret Canyon Clark Spring Member
Mineralization
Lower Secret Canyon Shale
Geddes Limestone
Eldorado Dolomite

Mt. Hamilton Stratigraphic Column
Centennial Deposit

3,000 ft
2,000 ft
1,000 ft
0 ft
Cambrian
Windfall Formation
Secret Canyon Formation
Pole Canyon Formation
Cwu
Cwl
Cscu
Csccs
Csl
Cg
Ced
Kg Granitic Stock
Upper Windfall Limestone
Lower Windfall Limestone
Upper Secret Canyon Shale
Secret Canyon Clark Spring Member
Mineralization
Lower Secret Canyon Shale
Geddes Limestone
Eldorado Dolomite

Mt. Hamilton Property Technical Report	62	November 10, 2025

Source: modified after Robinson (2020)

Mt. Hamilton Property Technical Report	63	November 10, 2025

Gold mineralization occurs within multiple horizons of the Cambrian section. The most prolific host rock at the Seligman deposit is skarn formed along the Dunderberg/Hamburg contact, with the thickest skarn intervals commonly in the vicinity of intersections between the Dunderberg/Hamburg contact and northeast to west-northwest striking normal faults. Within the Centennial deposit, the most prolific host rock is skarn and hornfels formed within the Secret Canyon Shale and Dunderberg Shale. Additionally, mineralization occurs within the endoskarn of the Seligman Stock at both deposits.

7.2.1 Stratigraphy

7.2.1.1 Cambrian

Eldorado Dolomite

The Eldorado dolomite is the oldest unit observed at the Property and is described by Jones (1984) and Putney (1985) from drill core. The unit is described as gray to white in color, medium- to coarse-grained stromatolitic dolomitic marble, which commonly contains serpentine veinlets, and stockwork pyrite-magnetite veinlets. Total thickness is unknown, but drilling has indicated a section at least 650 ft thick in the vicinity of the Monte Cristo stock (Sonnevil, 1979). When altered the Eldorado Dolomite forms thick seams of marble.

Geddes Limestone

The Geddes Limestone overlies the Eldorado Dolomite and consists of a medium to dark gray platy to massive limestone with minor argillite-siltstone partings and is commonly brecciated and silicified. Previous workers have indicated it varies in thickness from 6 to 195 ft south of the Monte Cristo stock (Sonnevil, 1979), and from 20 to 80 ft thick north of the stock (Jones, 1984). The Geddes Limestone is also not exposed at surface on the Property but has been described by Jones (1984), Putney (1985), and Sonnevil (1979) from drill core. When altered the Geddes Limestone forms thick marble sequences with wollastonite and tremolite seams.

Secret Canyon Shale

The Secret Canyon Shale is a series of repeating shale and limestone units divided into the lower Secret Canyon Shale, Secret Canyon Clark Spring Member, and upper Secret Canyon Shale (Nolan, 1956; Robinson 2019, 2020; Figure 7.3). The lower member is an approximately 1,300 ft thick uniform thinly bedded brownish argillaceous shale with little to no limestone. When altered, the lower unit forms massive banded green and white hornfels.

The lower unit grades into the middle Clark Spring member, which is a thinly bedded silty limestone with local clay partings. The thickness of this unit is highly variable but ranges from 70 ft to approximately 500 ft thick. When altered, the Clark Spring Member forms a series of coarsely crystalline marbles and heterogenous calc-silicate hornfels with fine white and green bands of diopside and zoisite. The contact between the two members is defined within the project area by a strong band of skarn alteration, which includes thick sequences of coarse garnets.

Mt. Hamilton Property Technical Report	64	November 10, 2025

The upper member is an approximately 500 ft thick, locally blocky, dark gray to black sequence of thinly bedded siltstone, sandstone, and minor shale. Within the project area, the upper member does not readily alter. The unit is the primary host for mineralization within the Centennial deposit.

Hamburg Dolomite

The Hamburg Dolomite is a light to dark gray, 900 ft thick, massive, relatively uniform, banded, and coarsely crystalline dolomite and limestone unit. Nolan et al. (1956) describes the unit as trilobite-bearing, though none have been observed within the Property area.

When altered the dolomite and limestone form very fine-grained, pale green, white, and brown, variably bleached marble with hornfels and skarn seams. Additionally, wollastonite and tremolite seams are locally common. This unit is the lower host rock for mineralized skarns within the Seligman pits.

Dunderberg Shale

The Dunderberg Shale conformably overlies the Hamburg Dolomite and is a distinctly banded gray to white bedded shaly limestone to calcareous platy siltstone. When altered, the limestone portions form skarn and marble and the siltstone portions form pyroxene or biotite hornfels with local garnet-pyroxene beds.

In most locations, the Dunderberg Shale can be distinguished from the underlying Hamburg Dolomite by pervasive banding, more abundant and localized skarn occurrences, less bleaching, and stronger oxidation, which occurs as light to medium brown iron oxide on weathered outcrops (Robinson, 2019). Most exposures of the Dunderberg Shale at the Property are of the lower 600 ft of the formation (Robinson, 2019).

Windfall Formation

The Windfall Formation conformably overlies the Dunderberg Shale within the northern portion of the Property area and disconformably overlies the Secret Canyon Shale in the southern portion of the area. The unit consists of thinly bedded blue gray, fine to medium crystalline, very calcareous limestone. Within the project area only the lower 300 ft of the unit is exposed. The unit contains pervasive laminations which are defined by variable chert and shaley to sandy partings. When altered the unit forms white blocky marble with wollastonite and tremolite seams.

7.2.1.2 Cretaceous Stocks

Two granitic stocks of Cretaceous age are present within the Property area, the Seligman and the Monte Cristo.

Seligman Stock

The Seligman Stock is a northwest-trending elongate intrusive of hornblende-biotite granodiorite composition with a surface exposure of approximately 3,600 by 2,000 ft (Putney, 1985). The stock is light gray to white, with dark brown biotite and hornblende phenocrysts. Texturally the unit is medium-grained, and equigranular to slightly porphyritic.

Mt. Hamilton Property Technical Report	65	November 10, 2025

Sills and dikes of an unknown age, ranging in composition from granodiorite to granite, with local dacite porphyry, quartz monzodiorite, diorite, and aplite occur proximal to the stock and laterally up to 1,800 ft distant (Putney, 1985). These unit range in thickness from 0.5 to 60 ft.

Potassium-argon age determinations on biotite from the Seligman Stock yielded dates of 106.6 ± 8 Ma (Sonnevil, 1979) and 104.5 ± 4 Ma (Putney, 1985).

Monte Cristo Stock

The Monte Cristo Stock is approximately 3,500 ft to the southwest of the Seligman Stock. It is a roughly circular steep-walled pipe-like body inclined steeply to the southeast with a diameter of approximately 2,400 ft, and is composed of biotite granite porphyry (Putney, 1985). The stock light gray to white in color, and consists of plagioclase, quartz, and biotite phenocrysts in a fine-grained groundmass of granular potassium feldspar and quartz. Intense stockwork quartz-potassium feldspar and quartz-sericite veins have obscured the original composition but it is classified as a granite based on modal mineral percentages (Putney, 1985). The unit has been dated at 101.2 ± 3.6 Ma (Putney, 1985).

Sills and dikes of an unknown age and of compositions ranging from granite porphyry, granodiorite porphyry, to biotite hornblende rhyodacite occur proximal to the stock (Putney, 1985).

7.2.1.3 Tertiary/Quaternary

The youngest units present on the Property are the Belmont Fanglomerate and Quaternary alluvium. The Belmont Fanglomerate is Tertiary in age, over 1,200 ft thick regionally, and consists of unsorted limestone pebbles and cobbles, and granitic debris (Humphrey, 1960). Quaternary alluvium occurs as local gravel deposits in Seligman Canyon (Putney, 1985). Within the Property area the Tertiary units are typically <100 ft if present at all.

7.2.2 Structure

Detailed surface mapping has been completed by Humphrey (1960), Kuntz (1996), and Robinson (2019). Detailed mapping by Robinson (2019) has defined a structurally complex history, which is outlined in Table 7.1

Table 7.1 Timing of structural events within the Property area.

Time	Structural Event
Late Cambrian - Late Devonian (Antler Orogeny 370-340 Ma)	West-northwest-striking high-angle faults possibly locally rotated into east- and east-northeast-striking orientations.
North-northeast- and northeast-striking high-angle normal faults.
Open folds with axial surfaces that trend roughly to the northeast

Mt. Hamilton Property Technical Report	66	November 10, 2025

Time	Structural Event
Post-Antler - Early Cretaceous (340-104 Ma)	Northeast-striking high-angle normal faults.
East-directed thrust faulting of Cambrian strata over younger Paleozoic strata.
Near-vertical, west-northwest- to east-northeast-striking possible tear faults formed during thrust faulting.
Formation of the north- to northwest-trending Hoppe Spring anticline and smaller sub-parallel folds.
Possible east-directed movement along a proposed small thrust fault interpreted to juxtapose upper Secret Canyon Shale over Dunderberg Shale in the south.
Early Cretaceous (104-101 Ma)	Emplacement of the Seligman and Monte Cristo Stocks.
Late Cretaceous - Eocene(?) (101-33 Ma)	Variable reactivation of northeast-striking high-angle normal faults.
Local low-angle normal faulting (bedding plane shear).
Eocene-Miocene(?) (33-17 Ma)	West-directed movement of low-angle normal fault that juxtaposed Windfall Formation over older Cambrian strata.
West-northwest- to east-northeast-striking high angle normal faults.
Northwest-striking high-angle faults.

Source: Robinson (2019)

The oldest structural features observed in the Property area includes east-dipping reverse faults to the east, and the near north-striking Hoppe Spring anticline and Silver Bell anticline and syncline (Figure 7.2). The Seligman Stock was emplaced with in the axial plane of the Hoppe Spring anticline, which is an open fold. These early deformation features are crosscut by the district-scale White Pine Fault that bounds the range on the west side (Figure 7.2). Humphrey (1960) estimates 8,000 to 15,000 ft of vertical displacement occurred along this fault on the western side of the range. Displacement along other faults within the Property area range from <150 to >650 ft (Robinson, 2019).

At the deposit-scale (Figure 7.4), structural observations have been based on cross-section interpretations, mapping of exposed rock in the Seligman pit walls and road cuts at Centennial. This work has been completed by De Long and Dennis (1991), Hembree (1996), and Robinson (2019).

7.2.2.1 Seligman Deposit

At Seligman the Hoppe Spring anticline strikes approximately north-northwest and plunges gently (15º) to the north. Hembree (1996) interpreted displacement in the form of shears along folded lithological contacts. These units are crosscut by high-angle northwest- to north-northeast-striking normal and left lateral faults, which are observed across the deposit (Figure 7.4). On the western side of the Seligman Stock these faults down drop units 10's to 100's ft to the west. Similarly, the normal faults down-drop the units to the east, on the eastern side of the stock, 10's to 100's of ft.

Mt. Hamilton Property Technical Report	67	November 10, 2025

7.2.2.2 Centennial Deposit

The Centennial deposit is located on the western limb of the Hoppe Spring Anticline with the metamorphic assemblage showing an apparent gentle dip to the east. The deposit contains a series of north-northwest striking high-angle faults that crosscut the formations and metamorphic assemblages (Figure 7.4). An east-striking high-angle fault is also interpreted in the southern portion of the deposit area. Displacement across the faults is interpreted to range from <5 up to 50 ft.

Mt. Hamilton Property Technical Report	68	November 10, 2025

Figure 7.4 Resource area geology with structural blocks separating the Seligman deposit to the north and the Centennial deposit to the south.

N
S
W
E
505000ft E
507500ft E
510000ft E
640000ft N
637500ft N
635000ft N
UH
US
Ks
US
UH
UH
US
Legend
Seligman Stock (Ks)
Upper Hornfels (UH)
Upper Skarn (US)
Fault
Section Lines

MT. HAMILTON

Mt. Hamilton Local Grid
Projection: Transverse Mercator
Datum: NAD 27
Units: feet

400 0 400 ft

Mt. Hamilton
Resource Area Geology
Modified after SRK Geology Model (2018)

Mt. Hamilton Property Technical Report	69	November 10, 2025

Source: MH-LLC (2021)

7.2.3 Alteration

Alteration types observed within the Property area consists of hornfels/skarn assemblages (prograde through retrograde), porphyry-type, and epithermal alteration.

Hornfels-skarn assemblages form a concentric aureole, approximately 3.0 mi long by 1.5 mi wide, to the Monte Cristo and Seligman stocks (Myers et al., 1991; Burgoyne, 1993). The Seligman Stock margins are locally altered to endoskarn. Additionally, localized portions of the stocks have propylitic, potassic, and argillic alteration assemblages (Myers et al., 1991).

Within the Property area, shales and calcareous shales are altered to fine grained, pale green, diopside-quartz-potassium feldspar hornfels assemblages proximal to the Seligman stock. This assemblage grades outward to zones dominated by calcite-tremolite-diopside-potassic feldspar ± silica, followed by an outermost fine-grained biotite-quartz hornfels (Myers et al., 1991). Bleaching and silicification of shales occurs up to several hundred feet beyond the hornfels. Limestone layers within the shales are altered to medium-grained marble with occasional fine- to medium-grained tremolite and/or wollastonite seams. Garnet development is prevalent at the limestone-shale contacts (Burgoyne, 1993). More argillaceous limestone layers may contain fine-grained, isotropic garnet (Myers et al., 1991).

Skarn assemblages overprint and crosscut the hornfels. The transition is marked by increasing iron content in the pyroxene and the formation of andraditic garnet (Burgoyne, 1993).

Retrograde skarn assemblages occurred in two stages with the first and most common stage, Type 1, a higher temperature (>750ºF) assemblage, and Type 2, a lower temperature assemblage (Meyers et al., 1991). Type 1 is characterized by garnet replaced by quartz, calcite, and pyrite. A later, lower temperature (<750ºF) Type 2 assemblage is characterized by the replacement of garnet and pyroxene by quartz, epidote, iron oxides, actinolite, chlorite, and epidote (Myers et al., 1991). The Type 2 assemblage occurs as faulted controlled zones along lithologic contacts and adjacent to quartz veins.

Epithermal alteration within the project area varies in intensity and occurrence, and includes argillic, propylitic, and presence of quartz veins. Localized zones of argillic alteration occur along the margins of the stock, along faults throughout the stock, and in association with late dikes. Within the igneous units, argillic alteration is characterized by feldspar minerals altered to kaolinite and montmorillonite. Propylitic alteration is additionally associated with the intrusive units but is typically more pervasive than the argillic alteration. Propylitic alteration is characterized by mafic minerals of the stock and dikes altered to chlorite, epidote, and calcite. Quartz and calcite veins <1 to 2 ft thick and containing minor Au and Ag grade, are associated with the epithermal alteration and occur at the Seligman, Centennial, and the Seligman Stock deposits.

Late, massive, bull-quartz type veins ranging from <1 in up to 30 ft thick crosscut the earlier prograde and retrograde assemblages, and is interpreted as a late epithermal phase.

Seligman Deposit

Mt. Hamilton Property Technical Report	70	November 10, 2025

The Seligman deposit is characterized by a marble ± diopside hornfels ± tremolite/wollastonite assemblage. It is separated into an upper hornfels and upper skarn assemblages, which correlate broadly to the Hamburg Dolomite and Dunderberg Shale, respectively. The diopside-quartz-potassium feldspar hornfels assemblage is white to pale green and fine-grained. The pyroxene-garnet skarn assemblage is red to green and varies from fine to coarsely laminated. White to grey quartz ± sulfide-sulfosalts veins and breccias that range in width from a few inches to several feet are reportedly continuous within the deposit (MRDI, 1996).

Epithermal alteration is less pervasive and more localized within the Seligman deposit than within the Stock or Centennial deposits. Argillic alteration is moderate and pervasive along the margins of the Stock and within the late dikes. Propylitic alteration is more pervasive than the argillic alteration but is still primarily localized to the late dikes and stock margins. Minor massive quartz and calcite veins (<1 to 2 ft thick), occur within the igneous units, associated with faults zones, and crosscut the hornfels and skarn assemblages.

Centennial Deposit

The Centennial deposit consists of a diopside-rich upper hornfels assemblage underlain by a retrograde lower skarn unit, termed the lower hornfels and lower skarn (relative to the two upper horizons at Seligman, Figures 7.5 and 7.6). Although protolith has been obscured by metamorphism/alteration, the hornfels and skarn packages are interpreted to broadly correlate to the Dunderberg Shale and Secret Canyon Shale, respectively. The diopside-rich hornfels is buff to green in color with fine lamination and bedding. The skarn is red and green in color and composed of garnet ± actinolite/tremolite ± pyroxene. Silica alteration and white to grey quartz ± sulfide-sulfosalts veins and breccias that range in width from a few inches to several feet are also observed.

Epithermal alteration is slightly more pervasive within the Centennial deposit than the Seligman deposit but remains localized to the intrusive units. Argillic alteration is moderate to intense along the margins of the Stock and within late dikes. Propylitic alteration is more pervasive than the argillic alteration but is still primarily localized to the late dikes and stock margins. Massive quartz veins and minor calcite veins (<1 ft thick) occur throughout the stock, associated dikes, and within the hornfels and skarn units.

Seligman Stock (Igneous)

The earliest porphyry-style alteration assemblage at Seligman Stock includes the occurrence of a weakly developed bronze, shreddy biotite (potassic) that has replaced primary, euhedral biotite (Myers et al., 1991). A quartz-sericite-pyrite (argillic) assemblage is observed on the northwest side of the stock (Myers et al., 1991). Mafic and occasionally plagioclase minerals are replaced by a chlorite epidote calcite assemblage (propylitic). A weakly to moderately develop quartz stockwork is also observed within road cuttings of the Seligman Stock.

Many of the dikes and sills are altered with an endoskarn assemblage consisting of albite orthoclase quartz epidote garnet-pyroxene and minor retrograde assemblage consisting of actinolite and/or chlorite (Myers et al., 1991).

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Epithermal alteration is more pervasive and less localized within the Stock deposit than within the Seligman or Centennial deposits. Argillic alteration is intense, pervasive, and occurs throughout the Stock. Propylitic alteration is additionally pervasive, though less intense than the argillic alteration. Massive quartz and calcite veins (<1 to 2 ft thick) are abundant throughout the stock. Argillic and propylitic altered felsic to mafic dikes crosscut the stock.

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Figure 7.5 Cross section of the Seligman deposit with drillholes, mineralization, redox, and Au grade.

Source: MH-LLC (2021)

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Figure 7.6 Cross section of the Centennial deposit with drillholes, mineralization, redox, and Au grade.

Source: MH-LLC (2021)

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7.3 Mineralization

Mineralization at Mt. Hamilton is characterized by an early polymetallic molybdenum (Mo) - copper (Cu) - tungsten (W) ± Au-Ag skarn-related phase and a late Au-Ag epithermal overprint. Gold-silver mineralization at Mt. Hamilton occurs within a broad north-trending zone of anomalous gold and is hosted in three contiguous deposits known as Seligman, Seligman Stock and Centennial. Combined mineralization spans an area approximately 5,800 ft long and 2,000 ft wide, and ranges from exposed at surface to 730 ft below surface.

High- and low-angle faults along with skarn assemblages developed along lithologic contacts are the main controls to mineralization. Gold and silver are predominantly hosted within garnet-pyroxene, pyroxene-tremolite-quartz-potassic feldspar-calcite assemblages and quartz veins (Meyers et al., 1991). Dominant sulfide minerals include pyrite, arsenopyrite, molybdenite, chalcopyrite, scheelite, and galena.

The Seligman, Stock, and Centennial deposits demonstrate strong geochemical zonation of downhole and soils data. The Seligman deposit transitions from a more proximal zonation of Cu, lead (Pb), zinc (Zn), bismuth (Bi), antimony (Sb), Mo to a more distal arsenic (As), Au, and Ag zonation. Similarly, the Stock is concentrically enriched in Pb, Bi, Sb, Mo, Cu, As, Au, and Ag. The Centennial deposit displays a concentric zonation of elevated W, Bi, Zn, Pb, Sb, As, Mo, Cu, Au, and Ag, with smaller satellite zones of enriched Ag and Au to the south.

Gold occurs as free gold, in association with sulfide minerals (pyrite and arsenopyrite), in association with oxide minerals (hematite and goethite), disseminated with clay, and encapsulated within quartz (Paster; 1988, 1989, and 1990).

Myers et al. (1991) observed that sulfide-sulfosalt bearing quartz veins cut both the skarn and stock and are closely associated with retrograde skarn zones. The veins vary in thickness from <1 to 30 ft and are continuous over an area measuring 2,000 by 4,500 ft. These quartz veins may be Au-Ag bearing and contain sphalerite, galena, pyrite, covellite, bornite, stibnite, chalcopyrite, iron oxides, and minor tetrahedrite, bournonite and jamesonite.

Seligman Deposit

The mineralization at Seligman is laterally continuous and spans an area approximately 3,400 ft long, 2,000 ft wide and extends to a depth of 530 ft, though it is more commonly <100 ft below surface. The deposit has an overall shallow plunge (15º) to the north.

Mineralization is interpreted to be controlled by skarn developed along the contact between the Hamburg Dolomite and Dunderberg Shale and by high-angle faults. Mineralized skarn thicknesses delineated by drilling within mineralized zones vary from approximately 3 to 500 ft, with the thickest skarn intervals occurring at intersections between the Dunderberg-Hamburg contact and northeast- and west-northwest-striking faults.

Centennial Deposit

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Gold-silver mineralization at Centennial is laterally continuous and spans an area of 2,400 ft long, 1,600 ft wide, and extends to a depth of 730 ft below surface. Mineralization is hosted by skarn and hornfels units within the Secret Canyon and Dunderberg Shale. Gold-silver mineralization is typically associated with a sub-horizontal (10º to 20º), laterally continuous, highly oxidized, and variably silica altered and brecciated zones along low-angle structures. The zone has a shallow dip to the south-southeast and has been interpreted to be controlled by a low-angle structure by previous workers (Myers et al., 1991; Humbree, 1996). These zones are dominated by goethite-quartz assemblages and represent "Type 2" retrograde alteration of Myers et al. (1991).

The favorable host for gold-silver mineralization is skarn developed within the Dunderberg Shale, Hamburg Dolomite and the Secret Canyon Shale. Intense mineralization typically occurs at the contact between the different units.

Myers et al. (1991) notes that Au mineralization at Centennial consists of two types. The first is predominantly low-grade gold (<0.03 oz/ton Au) associated with garnet-pyroxene zones containing up to 5% fine grained pyrite (or iron oxides) with trace arsenopyrite. The second type ranges from low (<0.03 oz/ton Au) to high grade (>1.0 oz/ton Au) and is associated with retrograde assemblages. This style hosts the majority of high-grade material at Centennial. Polished thin section studies of mineralized material conducted by Westmont concluded that gold is generally <2 µm in diameter (MRDI, 1997). Widespread but variable silver values are also present in quartz-sulfide-sulfosalt veins within the faults (MRDI, 1997).

Seligman Stock (Igneous)

Gold-silver mineralization within the Seligman Stock is laterally continuous over an area approximately 4,200 ft long, 1,400 ft wide, and on average extends to a depth of 450 ft below surface. Mineralization is hosted within the endoskarn, along structures, veins, and breccias within the main stock. The mineralized zone transitions from sub-horizontal in the northern portion of the stock, to shallowly (25º) dipping east in the central portion, to shallowly dipping west (10º to 15º) in the southern portion. The deposit has an overall shallow plunge (15º) to the north.

7.4 Redox

The dominant redox zones observed include oxide and sulfide zones. The oxide zone is characterized by hematite (red), limonite (orange), goethite (black), and minor jarosite. Oxidation is strongly controlled by stratigraphy and faulting throughout the Property. The oxidation horizons/seams range from <10 to 100's of ft thick, are laterally discontinuous, and are concentrated along fault intersections and areas of increased permeability. The depth of the oxide zone ranges from 0 to 1,600 ft below surface. Iron oxides comprise up to 5% of the rock mass.

The sulfide zones are characterized by the presence of pyrite and arsenopyrite, with minor amounts of galena, sphalerite, and molybdenite. The sulfide zones are typically associated with unoxidized portions of faults and/or bedding planes, and with the late cross-cutting quartz veins. Minor transition zones occur where incomplete oxidation of the sulfide zones has occurred.

Cyanide solubility within the modelled oxide zone shows a minimum value of 0.03, a maximum value >1, and an average of 0.73, based on 3,914 valid pairs and a capping of 1.

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Sulfur data within the modelled oxide zone shows a minimum value of 0.005%, a maximum value of 0.52%, and average 0.06% S based on 180 values.

A combined redox relogging and digitization program was undertaken by APEX and MH-LLC from 2019 to 2020. In total, 820 drillholes were relogged or digitized for oxidation and sulfide data and imported into the redox database. Of these, 521 composited drillholes within the resource area were utilized during modeling. Digitization of the historical logs focused on oxidation color, oxide minerals, sulfide minerals, quartz veins, and base metal minerals. Redox information was taken from the mineralogy, comments, and graphic portions of the logs. The database was simplified into an oxide present (1), sulfide present (0), or both oxide and sulfide present (0.5) classification.

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8 Deposit Types

The mineralization and alteration identified within the Property area are interpreted to reflect development of a Cretaceous polymetallic skarn deposit with a late overprinting hydrothermal silica vein system of an unknown age but interpreted to be Eocene in age. At least two stages of gold-silver mineralization took place at the Property (Meyers, 1991). The first is associated with the emplacement of the Cretaceous stocks and skarn formation (Seligman and Monte Cristo stocks). The second is a late-stage cross-cutting hydrothermal sulfosalt-bearing quartz vein event. Gold and silver mineralization is interpreted to be associated with both the early skarn event (along with W-Cu-Mo), and the later hydrothermal overprint event interpretated to be contemporaneous with Carlin/epithermal-style deposits within the district.

8.1 Mineralization Characteristics

8.1.1 Characteristics of Precious Metal Skarns

Precious metal skarn deposits have been described by Enaudi et al. (1981), Enaudi and Burt (1982), Blake et al. (1984), and Theodore et al. (1991); Meinert (1992), Hammarstrom (1997), and Ray and Webster (1997). Examples include Fortitude, Surprise, McCoy and Buffalo Valley (Nevada, U.S.), Nickel Plate (BC, Canada), and Red Dome (Queensland, Australia).

Skarn deposits span a broad range of geologic characteristics and formational environments but are generally defined by their distinct suite of gangue mineralogy and metasomatic origin (Einaudi and Burt, 1982). Skarns are defined by Hammarstrom (1997) as "…coarsely-crystalline metamorphic rocks composed of calcium-iron-magnesium-manganese-aluminum silicate minerals (commonly referred to as "calcsilicate" minerals) that form by replacement mainly of carbonate-bearing rocks during contact or regional metamorphism and metasomatism".  Key characteristics of skarn deposits are summarized in Table 8.1.

Skarns are host to a wide range of economic commodities, including Au, Fe, W+Mo+Cu, Cu, Zn+Pb+Ag, and Sn+F+W (Theodore et al., 1991). Gold-bearing skarns are generally calcic exoskarns associated with intense retrograde hydrosilicate alteration and may contain economic amounts of numerous commodities including Cu, Fe, Pb, Zn, As, Bi, W, Sb, Co, Cd, S, as well as Au and Ag (Myers et al., 1991 Theodore et al., 1991; Hammarstrom, 1997). Most gold-bearing skarns are found in Paleozoic and Cenozoic orogenic-belts and island-arc settings and are associated with felsic to intermediate intrusive rocks of Paleozoic to Tertiary age (Theodore et al., 1991). Age ranges for Au-bearing skarns are generally Mesozoic or Tertiary (western North America) but may be as old as early Paleozoic to late Paleozoic (Theodore et al., 1991).

Host rocks of skarn deposits are commonly calcareous limestone and shales, but may also include sandstone, granite, basalt, and komatilites (Meinert, 1992). Mineralization typically includes native gold, electrum, pyrite, pyrrhotite, chalcopyrite, arsenopyrite, sphalerite, galena, bismuth minerals, magnetite, and hematite (Hammarstrom, 1997). Gangue mineralogy typically includes garnet (andradite-grossular), pyroxene (diopside-hedenbergite), wollastonite, chlorite, epidote, quartz, actinolite-tremolite, and/or calcite (Theodore et al., 1991; Myers et al. 1990). Median grades and tonnage for gold-rich skarns are ~0.25 oz/ton Au, 0.15 oz/ton Ag, and 213,000 tons (Theodore et al., 1991).

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The size of Au-skarns is highly variable and dependent on the size of the mineralizing intrusive, presence of primary structures, favorable host rocks, and impermeable barriers to fluid flow. In some systems, the overall size is enhanced by primary structures, which creates increased permeability for fluid flow.

Table 8.1 Key characteristics of skarn deposits.

Formation	Primarily hosted by carbonate rocks (e.g. limestone, dolomite, calcareous sediments)
Depth of formation controls size, geometry, and alteration type
Large range of formation depths - from near-surface to depths of 6 to 7.5 mi
Forms in stages relative to fluid temperature changes
Forms in association with other intrusion-related deposits and/or other skarn type deposits
Mineralogy	Mineralogically zoned
Mineralogy typically includes pyrite or pyrrhotite, sulfide minerals, and calcsilicate and carbonate gangue minerals
Coarsely crystalline
May be barren or include variable amounts of base and precious metals
Source	Epigenetic and associated with high-temperature fluids (>250°C)
Associated with igneous activity: plutons or batholiths
Related to hydrothermal systems
Forms through isochemical contact metamorphism, followed by prograde metasomatic alteration, then retrograde alteration of earlier mineral assemblages

Source: Hammarstrom (1997) after Meinert (1992).

Alteration haloes surrounding gold skarns are also variable in size from very restricted to several miles from the mineralizing intrusive. Wallrock alteration in gold-skarns consists of metasomatic, anhydrous calcic skarn assemblages typically superposed on preceding contact-metamorphic assemblages (Theodore et al., 1991). This is followed by a hydrous phase paragenesis, consisting of abundant sulfide and/or magnetite deposition in most deposits. Some deposits show a lateral gradation with subsequent replacement of wallrock by jasperoid (Wolfenden, 1965, cited in Theodore et al., 1991). Gold-bearing skarns are typically zoned from marble, wollastonite, diopside-hedenbergite, and grossular-andradite, which may exhibit retrograde tremolite-actinolite-epidote-chlorite assemblages (Figure 8.1; Meinert, 1992; Theodore et al., 1991; Hammarstrom, 1997).

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Figure 8.1 Generalized cross-section of a skarn deposit and alteration halo

Source: Meinert (1992)

8.1.2 Characteristics of Carlin-type Deposits

Hofstra and Cline (2000) define Carlin-type gold deposits (CTDs) as epigenetic, disseminated, auriferous pyrite deposits that are predominantly characterized by carbonate dissolution, argillic alteration, sulfidation, and silica alteration typically calcareous sedimentary rocks. CTDs have been classified by depth as shallow forming (≤1.2 mi below the paleosurface), and deep forming (≥1.2 mi below the paleosurface) (Ressel at al., 2015). Shallow forming CTDs typically have a higher silver content than deeper forming CTDs, lower Au/Ag ratios (compared to typical ranges of 3-20), low gold grade, abundant chalcedonic quartz, and a greater portion of silicification of host rock by volume (Hofstra and Cline, 2000; Nutt and Hofstra, 2003; Ressel et al., 2015).

Key characteristics indicative to Nevada CTDs include pre-Eocene structural and stratigraphic architecture, proximity to regional thrust faults, high-angle northwest to northeast and/or low-angle structures control mineralization, proximity to coeval igneous rocks, and post mineralized material oxidation (Cline et al., 2005). Nevada CTDs are primarily Eocene in age that predominately formed between 42 and 36 Ma (Cline et al., 2005; Ressel et al., 2015). Host rocks are typically carbonaceous silty limestones and limey siltstone, which contain reactive pyrite (Cline et al., 2005).

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Alteration of CTDs includes decarbonization, argillization of silicates, and silicification with late calcite and quartz veins (Hofstra and Cline, 2000). Supergene oxidation (post mineralization) is common to CTDs and is crucial in increasing the amenability of Au to the recovery process and creating supergene enrichment (Hofstra and Cline, 2000; Cline et al., 2005).

Mineralization typically occurs within reactive lithologies along the convergence of folds, faults, and at the crest of anticlines (Hofstra and Cline, 2000; Rhys et al., 2015). Gold occurs as microscopic precipitates in conjunction with pyrite (Hofstra and Cline, 2000). Gangue mineralogy is dominated by quartz ± calcite ± orpiment ± realgar ± stibnite ± pyrite ± marcasite, along with various late-stage oxide minerals (Hofstra and Cline, 2000). Trace and pathfinder elements include As, Sb, Tl, Hg, Ag, ± W (Hofstra and Cline, 2000). Shallowly forming CTDs may have additional trace element enrichments of Mo and Se (Ressel et al., 2015).

8.1.3 Characteristics of Epithermal Style Mineralization

Epithermal systems are hydrothermal deposits that are normally formed in relatively shallow environments (<0.6 mi below the water table) from low temperature fluids (100 to 320ºC) that originate from meteoric, magmatic or a combination of these sources. However, Epithermal and "sub-epithermal" mineralization can also occur at greater depths in closer proximity to the primary intrusion. Epithermal systems generally are intrusive-related precious metal mineralizing systems, often related to porphyry-type mineralization systems, and exhibit a spectrum of characteristics that are largely dependent upon their proximity to the primary mineralizing system or intrusion. Epithermal systems include (generally from proximal to distal): high sulfidation, intermediate sulfidation, and low sulfidation (Figure 8.2).

8.1.3.1 High Sulfidation Epithermal Mineralization

High sulfidation systems generally form immediately above or adjacent to porphyry intrusions. Alteration surrounding high sulfidation systems is typically composed of a mineralized core of vuggy quartz-alunite, hosted in advanced argillic alteration (alunite, kaolinite, dickite, pyrophyllite, and diaspore). Advanced argillic alteration grades outward into surrounding argillic alteration (kaolinite-illite) and distal propylitic alteration (chlorite, epidote, calcite). Mineralization in high sulfidation systems is variable but exploration is generally targeting Au-Ag-Cu. Other important associated elements include As, Sb, Bi, Pb, Te, and Pb. Typically, sulfide mineralization is precipitated in the open spaces within the "vuggy quartz" zone that transitions into more discrete lode veins at depth in the transition to the porphyry environment (Cooke et al., 2016, Cooke and Hollings, 2017, Sillitoe, 2010).

8.1.3.2 Intermediate Sulfidation Epithermal Mineralization

Intermediate Sulfidation systems are typically vein type deposits that are formed in shallow environments (<0.6 mi below the water table) from near-neutral fluids at intermediate temperatures (100 to 320ºC), in the surface to moderate depths. They generally form closer to porphyry center than do low sulfidation systems and can form from both magmatic and meteoric fluids. Alteration surrounding intermediate sulfidation systems is typically sericite or sericite-chlorite on the contact with mineralization. Sericite typically grades into propylitic alteration on the margins. Typical mineralization in intermediate sulfidation systems consists of veins with Au-Ag-Pb-Zn-Cu with minor Mo, As, and Sb (Cooke and Hollings 2017, Sillitoe and Hedenquist, 2003).

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8.1.3.3 Low Sulfidation Epithermal Mineralization

Low sulfidation epithermal mineralization are vein type deposits that form at shallow levels (<0.6 mi below the water table) from dominantly meteoric fluids with neutral to near neutral pH and low temperature (100 to 320ºC). Banded veins, drusy veins, crustiform veins, and lattice textures are common. Low sulfidation deposits typically have gold-silver mineralization sometimes with banded adularia, sericite, rhodonite, rhodocrosite. Alteration in these systems is often sericite-illite proximal to mineralization grading to illite-smectite and to chlorite ± epidote ± calcite alteration on the outer margins of the system. Mineralization in low sulfidation systems generally consists of Au ± Ag with minor Zn, Pb, Cu, Mo, As, Ab, and Hg (Cooke and Hollings, 2017, Sillitoe and Hedenquist, 2003).

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Figure 8.2 Conceptual model of the porphyry and epithermal systems.

Source: after Sillitoe (2010).

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8.2 Applicability

8.2.1 Applicability of Gold-skarn Model at Mt. Hamilton

Mt. Hamilton has many features typical of gold-skarn deposits (Sonnevil, 1979; Jones, 1984; Putney, 1985; Myers et al., 1990; Theodore et al., 1991; and Robinson, 2019, 2020). These include:

• Proximity to other mineral deposits with similar skarn/hornfels assemblages and age, including the Archimedes/Ruby Hill and Robinson.

• Spatial association with intermediate to felsic calc-alkalic intrusive of Cretaceous age.

• Extensive alteration halo (1.0 by 3.0 mi).

• Mineralization hosted in calcareous shales and carbonates.

• Typical metal suite of W, Mo, Cu, Au, Ag, Bi, Te, As, Sb, Pb, and Zn.

• Early isochemical contact-metamorphic alteration of sediments to hornfels followed by a metasomatic stage resulting in skarn formation.

• Skarn zoned from a garnet-dominant assemblage proximal to the intrusive, outwards to garnet-pyroxene skarn, and distal calcite-diopside-quartz-potassic feldspar-tremolite skarn.

• Precious metal mineralization related to oxidized-hydrous retrograde alteration of garnet-pyroxene skarn consisting of goethite, quartz, minor epidote, and calcite.

• Mineralizing fluids ranged from approximately 250 to 600°C.

Based on the common mineralogical, alteration, formational, and geologic characteristics of Mt. Hamilton, it is reasonable to apply the gold-skarn deposit model to guide future exploration of the Property.

8.2.2 Applicability of Carlin-type Model at Mt. Hamilton

In addition to the skarn mineralization observed at Mt. Hamilton, the Seligman and Centennial areas both display typical features of a potential Carlin-type overprint. These include:

• Proximity to other CTDs of similar type and age, including the Pan, Gold Rock, Green Springs, Griffon, Illipah, Ruby Hill and the Alligator Ridge.

• Au/Ag for the resource area (oxide and sulfide) is 0.30, 0.22 for sulfide only, and 0.33 for oxide only. All of which are well below the average range for deep CTDs and within the range of other shallow CTDs. E.g., Emigrant Mine oxide and sulfide is 0.19 while sulfide only is 0.32 (Ressel et al., 2015).

• The Project area is situated at the confluence of regional thrust faults, and both high and low angle faults of favorable orientations.

• Mineralization is located along folds, faults, and broadly within the crest of the Hoppe Spring anticline.

• Alteration includes argillic and silicic associated with quartz and calcite veins.

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• The deposit is enriched in As, Sb, W, and Mo.

Given the common similarities of the late Au-bearing overprint at Mt. Hamilton to Carlin-type mineralization, it is reasonable to apply the CTD model to potential future exploration of the Project. Additionally, shallow CTD style mineralization may be used as a vector in exploration for deeper, classic style Carlin-type mineralization (Ressel et al., 2015).

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9 Exploration

Exploration at the Mt. Hamilton Property has consisted of rock-chip sampling, soil sampling, mapping, drilling, geophysical surveys, and mining. Historical production and exploration are summarized in Section 6. Exploration activities conducted by MH-LLC are summarized below, while historical drill programs are presented in Section 10.

9.1 Grids and Surveys

The Property mine coordinate system was established during mining and exploration prior to the 1990's and remains in use. The system is based on the Nevada State Plane, East Zone projection, 1927 North American Datum. Northing coordinates in the mine grid system are one million less than the Nevada State Plane coordinates with no other transformations. Coordinate system units are feet unless otherwise specified.

9.2 Geological Mapping

MH-LLC contracted J.P. Robinson in September 2019 to conduct a surface geological mapping of the mine site area and adjacent exploration area. Conclusions are summarized below:

• The strongest gold mineralization occurs in skarn zones that intersect or interact with younger gold-bearing silicified breccias with quartz veins. That supports similar conclusions reported by SRK in 2014 (Pennington et al., 2014).

• Untested sections of Dunderberg Shale above the Hamburg Dolomite, primarily in the NES block, are viable exploration targets without additional data. Skarn development occurs along the Dunderberg/Hamburg contact across the northern portion of the Property.

• The stratigraphic section with the strongest exploration potential to find gold deposits that are analogous to the Seligman deposit occurs to the west of the NES pits. The section of Dunderberg crops out along the main road to the west interpreted to be the upper portion of the favorable host-rock section.

• On the western perimeter of the NES deposits, several road cuts display zones of strong faulting, alteration, and dike intrusion. A few rock chip samples were obtained from this area and contained anomalous gold. These road cuts display some of the strongest structural preparation for mineralization in the mapped area.

• The Centennial deposit appears to be a southern continuation of the NES-5 Pit. There are approximately 1,150 lateral ft of alluvium, mine disturbance, and granodiorite between the two gold occurrences. This suggests that a continuation of the mineralized zones in the Centennial resource and NES-5 pit is displaced, probably to the east, and/or buried in the area between.

• In the eastern Centennial Block, the black siltstone unit appears to be stratigraphically above the Clark Spring hornfels. In theory, the hornfels and underlying skarn that is displayed further west could be present at depth.

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• In the east-central part of the Southeast Block, mineralization most commonly occurs as relatively thin, less than 10 ft wide, quartz veins/breccia zones in siltstone. In some locations, subparallel veins occur at approximately 65 ft spacing across a width greater than 330 ft.

• Farther south in the Southeast Block, several small workings occur on skarn deposits at the base of local thin-bedded "zebra banded" marble.

9.3 Geochemical Sampling

In 2019, MM-LLC geologists collected 14 rock chip samples from various lithologies and structures for Au and multi-element analyses (Figure 9.1). Gold values ranged from below detection limit in an argillic altered felsic dike up to 2.68 ppm (or 0.078 oz/ton) in moderately oxidized brecciated garnet skarn possibly related to a low angle structure.

9.4 Exploration Potential

Potential future gold-silver exploration target areas developed by Robinson (2020) are based on his mapping at Mt. Hamilton and are shown in Figure 9.2 The target areas include:

a) Additional mapping and sampling of the Dunderberg/Hamburg section to the west of the Seligman pits. Mapping or remote sensing could identify northeast-striking, high-angle normal faults that are known to be controlling structures for gold mineralization. Such fault zones would be good starting points for focused sampling and mapping.

b) Mapping and target generation in the zone with strong gold in soils to the south, southwest, southeast, and north of the mapped area.

c) Drilling prospective exploration targets that display resistivity and/or induced polarization (IP) signatures similar to known mineralized zones.

d) Drilling, and possibly a CSAMT survey, in the area between the NES-5 pit and the Centennial deposit looking for a possible buried offset of that mineralized zone.

e) Follow up drilling on several widely spaced holes with high grade intercepts located to the southeast of Seligman before Centennial, to the southeast of the Centennial area, and in the southwest portion of the Property area (Figure 9.2). The database indicates that these holes were not adequately offset.

f) An area of unbounded gold mineralization as defined by grade x thickness mapping of historical down hole gold grades.

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Figure 9.1 Location and results of 2019 Au rock chip sampling.

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505000ft E
507500ft E
510000ft E
640000ft N
637500ft N
635000ft N
Seligman Block
Centennial Block
Southeast Block
Legend
Alluvium/Colluvium (Qal)
Granitic Intrusive (Kg)
Upper Windfall Formation (Cwu)
Lower Windfall Formation (Cwl)
Dunderberg Shale (Cd)
Hamburg Dolomite (Ch)
Upper Secret Canyon Shale (Cscu)
Secret Canyon Clark Spring Member (Csccs)
Lower Secret Canyon Shale (Cscl)
Fault - dashed where inferred
Direction of movement along fault
Anticline
Direction of down thrown side of fault
Reverse fault - sawteeth on hanging wall side
Rock Chip Samples (2019)
1 Dike - Below Detection Limit
2 Dike - 6.0 Au ppb
3 Fault gouge - 8.0 Au ppb
4 Shale/pyroxene hornfels - 7.0 Au ppb
5 Fault Gouge - 7.0 Au ppb
6 Shale/pyroxene hornfels - 808.0 Au ppb
7 Fault Gouge - 1,270.0 Au ppb
8 Fault Gouge - 53.0 Au ppb
9 Dike - 83.0 Au ppb
10 Garnet Skarn - 2,680.0 Au ppb
11 Dike - 8.0 Au ppb
12 Dike - 6.0 Au ppb
13 Fault Gouge - 23.0 Au ppb
14 Fault Gouge - 13.0 Au ppb
MT. HAMILTON
Mt. Hamilton Local Grid
Projection: Transverse Mercator
Datum: NAD 27
Units: feet
0 400 800 ft
Mt. Hamilton
Rock Chip Samples - Au
2019
Modified after Robinson (2020)

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Source: MH-LLC (2021) modified after Robinson (2020)

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Figure 9.2 Geologic map showing potential Au-Ag exploration target areas.

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505000ft E
507500ft E
510000ft E
640000ft N
637500ft N
635000ft N
Legend
Alluvium/Colluvium (Qal)
Granitic Intrusive (Kg)
Upper Windfall Formation (Cwu)
Lower Windfall Formation (Cwl)
Dunderberg Shale (Cd)
Hamburg Dolomite (Ch)
Upper Secret Canyon Shale (Cscu)
Secret Canyon Clark Spring Member (Csccs)
Lower Secret Canyon Shale (Cscl)
Fault - dashed where inferred
Direction of movement along fault
Anticline
Direction of down thrown side of fault
Reverse fault - sawteeth on hanging wall side
Areas for potential exploration
Seligman Block
Centennial Block
Southeast Block
1) Dunderberg/Hamburg section west of the Seligman pits
2) Strong Au in soil anomalies
3) IP/Resistivity anomalies similar to areas with know mineralization
4) Possible displaced and buried mineralized zone
5) Follow up drilling to offset high grade intercepts
6) Area of unbounded gold defined by grade x thickness mapping
2 & 5

MT. HAMILTON

Mt. Hamilton Local Grid
Projection: Transverse Mercator
Datum: NAD 27
Units: feet

0 400 800 ft

Mt. Hamilton Exploration Potential

Modified after Robinson (2020)

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Source: MH-LLC (2021) modified after Robinson (2020)

Chester gold-silver target (also known as Wheeler Ridge) is located 1.1 mi south of Centennial area and is defined by a near north-striking, 4,300 by 1,800 ft gold-in-soil anomaly. Sixty-six holes have been drilled at the target, for a total of 19,825 ft, over the strike of the anomaly. Mineralization is predominantly hosted within hornfels with breccias and vein textures, and to a lesser extent in dolomitic units.

The Shell gold-molybdenum target is located 1.0 mi to the southwest of the Centennial area and commences from a depth of 1,400 ft below surface. The target is characterized by subhorizontal Au-Mo mineralization predominantly hosted within altered and brecciated limestone units of Gebbes Formation, and to a lesser extent in the overlying Secret Canyon Formation. Mineralization is associated with sulfides that include pyrite, molybdenite, arsenopyrite and/or arsenian pyrite. Seventy-five holes have been drilled at the target over a 4,700 x 3,200 ft area.

Furthermore, the Mt. Hamilton Property hosts a skarn-related tungsten-copper-molybdenum target defined by 10,000 ft of historical drilling. The tungsten-copper-molybdenum target is situated east of the Seligman Stock along with below and west of the Centennial gold-silver mineralization,  and is independent of, the Mt. Hamilton MRE. Tungsten is listed in the United States Geological Survey (USGS) 2025 draft list of critical minerals (United States Geological Survey, 2025). Tungsten is a critical metal with uses in the national security, defense, and advanced industrial applications. Early skarn-related tungsten-copper-molybdenum mineralization has not been explored since 1984 and remains an upside opportunity

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10 Drilling

The Issuer has yet to conduct drilling at the Mt. Hamilton Property, as of the Effective Date of this Report. This section provides a summary of historical drilling completed on the Property from 1956 to 2012.

10.1 Historical Drilling Summary

The Mt. Hamilton Property drillhole database as of the Effective Date, contains 1,138 drillholes totaling 507,611.9 ft. These drillholes were completed by several historical operators from 1956 to 2012 and included diamond core, reverse circulation (RC), mud rotary, churn, and blast holes. Historical drilling data availability is variable dependent on the operator and age of the drill program. Drill data is presented in Table 10.1 and only includes drillholes located within the Mt. Hamilton Property boundary that have collar details coordinate details as illustrated in Figure 10.1.

Table 10.1 Mt. Hamilton Property drilling summary by company.

		Core*		RC		Mud Rotary		Churn or Unknown[1] Type		Blast		Total
Year(s)	Company	No.	Footage	No.	Footage	No.	Footage	No.	Footage	No.	Footage	No.	Footage
1956	Unknown							4	1,720.0			4	1,720.0
1956-1989	Union Carbide	72	84,994.4			1	1,240.0					73	86,234.4
1973-1984	Phillips	51	80,981.5	24	9,050.0			1[1]	275.0[1]			76	90,306.5
1984-1994	Westmont	37	12,852.7	338	128,173.0							375	141,025.7
1994-1997	Rea Gold	6	2,386.0	507	139,626.0					10	850.0	523	142,862.0
2006-2007	Augusta	6	9,187.4									6	9,187.4
2008	Ely Gold	5	2,241.0									5	2,241.0
2010-2012	Solitario	26	12,049.9	48	20,365.0							74	32,414.9
Unknown	Unknown			2	1,620.0							2	1,620.0
Total		203	204,692.9	919	298,834.0	1	1,240.0	5	1,995.0	10	850.0	1,138	507,611.9

Notes: *Includes core drillhole, mud rotary and/or RC pre-collars with core tails.

1Unknown drill type.

Excludes 20 holes, totaling 11,013.2 ft, with no collar coordinate details from the Property database

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Figure 10.1 Drillholes located within the Mt. Hamilton Property boundary.

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505000ft E
510000ft E
640000ft N
635000ft N
630000ft N
Legend
Diamond Drill Hole
Reverse Circulation/Diamond Drill Hole
Reverse Circulation
Rotary/Mud Rotary
Mud Rotary_Diamond Drill Tail
Blast hole
Churn
Not Recorded
Claim boundary
Seligman
Seligman Stock
Centennial
Monte Cristo
MT. HAMILTON
Mt. Hamilton Local Grid
Projection: Transverse Mercator
Datum: NAD 27
Units: feet
0
1,000
2,000 ft
Mt. Hamilton
Drill Hole Map

Source: MH-LLC (2021)

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Table 10.2 summarizes holes drilled within the Mt. Hamilton MRE area. Drilling prior to 1973 was not used within the current MRE.

Holes used in the MRE were drilled in a 340º to 70º grid pattern for Seligman, and a 315º to 045º grid pattern for Centennial. Drilling covered an area approximately 3,500 ft long by 2,000 ft wide for Seligman, and 2,000 ft long by 2,150 ft wide for Centennial. A nominal drillhole spacing is approximately 135 ft for Seligman, and 100 ft for Centennial.

APEX personnel completed verification of the historical drilling data, under the direct supervision of Mr. Dufresne and Mr. Turner prior to the calculation of the MRE. The drilling data used in the 2025 Mt. Hamilton MRE have been deemed adequate and acceptable by Mr. Dufresne for use herein.

Table 10.2 Summary of drillholes at the Mt. Hamilton resource area.

		Core Holes		RC		Blast Holes		Total Holes
Year	Company	No.	Footage	No.	Footage	No.	Footage	No.	Footage
1973-1984	Phillips	32	46,379.0	12	2,990.0			44	49,369.0
1984-1994	Westmont	34	11,191.0	298	114,392.0			332	125,583.0
1994-1997	Rea Gold	5	1,816.0	422	116,351.0	10	850.0	437	119,017.0
2008	Ely Gold	5	2,241.0					5	2,241.0
2010-2012	Solitario	23	11,093.1	45	18,040.0			68	29,133.1
Total		99	72,720.1	777	251,773.0	10	850.0	886	325,343.1

Source: APEX (2025)

10.2 Drilling Methods

10.2.1 Reverse Circulation (RC) Drilling

10.2.1.1 Phillips (1973-1984)

Phillips drilled 24 vertical RC holes totaling 9,050 ft. Where documented, drilling was conducted by Reid Drilling Company (Casper, Wyoming) and the rig type is unknown. Hole diameters were 6.25 in.

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10.2.1.2 Westmont (1984-1994)

Westmont drilled 338 resource definition and twin RC holes totaling 128,173 ft. Most of the holes (297 holes, or 88%) were drilled vertically with the remainder (41 holes, or 12%) drilled with azimuths ranging from 004º to 330º and inclinations from  45º to  75º. Drilling was conducted by a number of companies including Drill Services Exploratory, Eklund Drilling Co. (Elko, Nevada), Lang Exploratory Drilling (Elko, Nevada), Modern International Drilling, and Pickens & Fenhaus Drilling. Where documented, drill rigs used were a TH 60, Schramm 685, and MPD-1000 track mounted rig. Hole diameters ranged from 4.5 to 5.5 in.

Twin Holes

Westmont twinned hole MH-86-3 with three adjacent holes, which included one core hole, one dry RC, and one wet RC. The twins were used to determine variances in drilling methods, field sampling variance, variance due to sample preparation, and analytical reproducibility (Leibold, 1989). Based on the results of the study, Westmont recommended dry RC drilling as the preferred drilling method at Mt. Hamilton because it provided an adequate response to skarn and quartz vein hosted mineralization, produced minimal downhole contamination, and was less expensive than core drilling (Leibold, 1989).

10.2.1.3 Rea Gold (1994-1997)

Rea Gold drilled 507 resource definition and twin RC holes totaling 139,626 ft. Most of the holes (400 holes accounting for 79%) were drilled vertically with the remainder (107 holes accounting for 21%) drilled on bearings ranging from 17º to 353º with inclinations from 41º to 81º. Four different RC contractors were utilized for the drilling, Stratagrout Drilling (Nevada), Layne Western (Aurora, Colorado), Eklund, and O'Keefe Drilling (Butte, Montana). Track mounted and articulated buggy rigs were utilized for the drilling. Drilling was conducted using a down-hole hammer with a cross-over above the hammer. Hole diameters were 5.25 and 5.5 in. Drilling was primarily conducted dry with wet drilling in difficult ground conditions. Sample recovery was more than 90% (MRDI, 1997).

Twin Holes

Rea compared 10 RC holes that were twinned by either other RC or core holes to compare downhole grade distributions within mineralized zones. Table 10.3 lists the holes used in the comparison.

Table 10.3 Rea Gold twin hole comparison.

Original	Twin
88002	93015
88008	95151
88032	93004
95275	97013
95277	97031

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Original	Twin
95284	97033
97011	97035
97007	97019
87005A	87005D˟
87034	87034D˟
*Indicates core hole

Source: MRDI (1997).

Comparison of the twinned holes indicated that the mineralized zones intersected by the original holes were intersected in approximately the same place in the twin holes (MRDI, 1997). The exception was the 87034-87034D pair, where mineralization in the RC hole was not well replicated in the twin core hole. Overall, the twinned holes showed a good correlation between the locations of the mineralized zones intersected in the original holes (MRDI, 1997).

10.2.1.4 Solitario (2010-2012)

Solitario drilled 48 RC holes totaling 20,365 ft for resource definition and metallurgical test work. Holes were drilled vertically (17 holes, or 35.5%) or inclined (31 holes, or 64.5%) with azimuths ranging from 004º to 358º and inclinations ranging from 47º to 86º. Drilling was conducted by O'Keefe Drilling and Christiansen Drilling of Elko, Nevada. RC drilling was done with 5.25 and 5.5 in hammer bits. Christiansen Drilling used a Schramm drill rig, and it is unknown what rig O'Keefe used. Drilling was conducted wet for dust control as per U.S. air quality regulations.

10.2.2 Core Drilling

10.2.2.1 Union Carbide (1956-1989)

Union Carbide drilled 72 exploration core holes totaling 84,994.4 ft, with 49 holes (or 68%) drilled vertically. Inclined holes were drilled with azimuths ranging from 035º to 137º and inclinations ranging from 45º to 79º. Boyles Brothers (Salt Lake City, Utah) and Longyear conducted the drilling. Boyles Brothers holes were typically started with NX (2.15 in) or NC (2.375 in) size core bits and reduced to BX (1.625 in) in difficult ground conditions. Longyear core holes were collared with HQ (2.5 in) and reduced to NQ (1.874 in) where ground conditions warranted. Drilling equipment and procedures for both companies are undocumented.

10.2.2.2 Phillips (1973-1984)

Phillips drilled 51 vertical exploration core holes totaling 80,981 ft. The holes include all core, as well as mud rotary or reverse circulation with core tails. Where documented, drilling was performed by Longyear. Drilling equipment and procedures are unknown. Holes started in either NX (2.125 in) or HQ, and reduced to BX or NQ respectively, dependent on ground and drilling conditions.

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10.2.2.3 Westmont (1984-1994)

Westmont completed 37 core holes totaling 12,852.7 ft for resource definition, metallurgical test work and twinning of RC holes (see RC section above). Thirty holes (81%) were vertical and seven holes (19%) were inclined, with azimuths ranging from 33º to 235º, and inclinations from 45º to 75º. Drill contractor, drill equipment, and procedures are not documented on logs. Holes started in HQ but were reduced to NC (2.375) where drilling conditions warranted.

10.2.2.4 Rea Gold (1994-1997)

Rea drilled six exploration and metallurgical core holes totaling 2,386 ft. Five of the holes were vertical and one was inclined at 69.5º with an azimuth of 042º. The drill contractor was Longyear and all holes were HQ in diameter. A conventional wire-line core barrel was used throughout the drilling program and core was taken from the core barrel, placed in a tray, washed, and boxed (MRDI, 1997).

10.2.2.5 Augusta (2006-2007)

Augusta completed six exploration core holes totaling 9,187.4 ft at the Monte Cristo target. Four holes were drilled vertically with the two inclined holes having azimuths of 205º to 345º with inclinations of 80º. Drilling was conducted by Marcus & Marcus Exploration of Coeur d'Alene, Idaho. Drill equipment and procedures are undocumented. Holes started in HQ and reduced to NX where ground conditions warranted.

10.2.2.6 Ely Gold (2008)

Ely Gold drilled five vertical resource definition, exploration, and metallurgical core holes totaling 2,241 ft. Drill contractor, drill equipment, procedures, and hole size are undocumented.

10.2.2.7 Solitario (2010-2013)

Between 2010 and 2012 Solitario completed 24 core holes totaling 11,243.9 ft, which were drilled for resource definition, metallurgical testing, and geotechnical purposes. Ten holes (or 42%) were drilled vertically, the remaining 14 holes (or 58%) were inclined with azimuths ranging from 045º to 294º and inclinations of 50º to 84º. Ruen Drilling of Clark Fork, Idaho, Sierra Madre Exploration of Wheat Ridge, Colorado, and Marcus & Marcus Exploration of Coeur d'Alene, ID conducted the core drilling. Core diameters were HQ and PQ. Ruen used LF 90 and LF 70 track mounted drill rigs.

In 2013, Solitario drilled two core holes totaling 806 ft for geotechnical purposes related to the planned mineralized material underpass. Marcus & Marcus conducted the drilling and core diameter was HQ. One hole was drilled vertically, and the second hole drilled with an azimuth of 042º at a +8º inclination.

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10.2.3 Other Drilling Methods

Drilling prior to 1973 was not used within the current MRE.

10.2.3.1 Unknown Company (1956)

An unknown company drilled four churn holes, totaling 1,720 ft, in 1956. There is no documentation on the drill company, sampling technique, nor logging procedures.

10.2.3.2 Union Carbide (1956-1989)

Union Carbide drilled one vertical rotary hole totaling 1,240 ft. There is no documentation on the drill company nor sampling technique.

10.2.3.3 Rea Gold (1995)

Rea completed 10 blast holes totaling 850 ft. There is no documentation on the drill company nor sampling technique.

10.3 Geological Logging

10.3.1 Union Carbide (1956-1989)

Details for the Union Carbide rotary and core drilling programs are undocumented, but it is assumed that standard logging procedures were used. Logging was completed on paper logs and captured the general lithologic description and bedding angle to core.

10.3.2 Phillips (1973-1984)

Phillips RC logging was completed on paper logs at 5 ft intervals. Lithology, mineralization type, interval description, and alteration type/intensity were captured. Core logging was also conducted on paper generally at 5 ft intervals. Locally intervals were logged on intervals as short as 1 ft, based on geologic contacts, alteration, mineralization, and structure. Core logging captured recovery, lithology, color, silicification intensity, fracture intensity, bedding angles, and remarks.

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10.3.3 Westmont (1984-1994)

RC logging was conducted on paper with rock type, color, texture, grain size/shape/sorting, mineralization type/form/%, structure type/attitude/thickness/filling, alteration type/intensity/color, and oxidation type/form/percent clay intensity captured. A graphic log was also displayed on the logging sheet.

Core logging was conducted on paper generally at 5 ft intervals although intervals ranged from 0.5 to 10 ft based on geologic contacts, alteration, mineralization, and structure. Logging captured recovery, lithology, alteration, and mineralization type (%). A graphic log was also displayed on the logging sheet.

10.3.4 Rea Gold (1994-1997)

RC logging was conducted on paper and captured recovery, quartz type (%), sulfide type (%), alteration type/intensity, oxide color (%), and comments. A graphic log was also displayed on the logging sheet. A microscope was used to aid in identification of the mineralogy with a coded form used to facilitate data entry into a computer database.

Core logging was conducted on paper and captured descriptions of lithology, mineralization, and alteration, alteration type/intensity, oxide/sulfide boundaries, recovery, and a graphic log.

10.3.5 Augusta (2006-2007)

Augusta logging was based on geologic contacts, mineralization, alteration, and structure. Logging was performed on paper and captured formation, lithology, lamp W%, and intensities of structure-vein type, mineralization, alteration, and metamorphic type. A graphic log was also displayed on the logging sheet.

10.3.6 Ely Gold (2008)

Ely Gold logging was conducted on paper and captured lithology, structural/vein description, comments on mineralization/alteration/metamorphism, and recovery. A graphic log was also displayed on the logging sheet.

10.3.7 Solitario (2010-2013)

RC logging by Solitario was conducted on paper and recorded lithology, color, oxidation mineralogy/intensity, % quartz veining, alteration type/intensity, sulfide type (%), vein mineralogy/mode/thickness, clay color/type, and comments. A graphic log was also displayed on the logging sheet.

Core logging was conducted on paper and captured recovery, lithology, color, oxidation mineralogy/intensity, vein mineralogy/mode/thickness, clay color/intensity, and mineral type/mode/intensity.

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10.4 Recovery

Limited RC sample recovery information exists. However, MRDI (1997) calculated that RC drill sample recovery for the 1997 drill program was more than 90%, however there is no documentation supporting the exact method.

Core recovery for the Rea Gold drilling program was 100% with rare exceptions and only decreased in broken and clay-rich zones (MRDI, 1997). Core recovery for the Augusta (2006-2007) and Ely Gold (2008) drill programs are unknown. Solitario core drilling typically had recoveries greater than 90% (Pennington et al., 2014).

10.5 Analytical Laboratories

Numerous independent laboratories and the Rea Gold mine site laboratory were contracted for analytical methods, as listed in Table 10.4. These laboratories are independent of the current Issuer, and the Authors of this Report.

Table 10.4 Analytical laboratories.

Name and Location	Accreditation	Analytical Methods Performed
American Assay Laboratories (AAL), Sparks, NV	ISO 17025	Au and Ag assays, and multi-element geochemistry
Bondar-Clegg & Company Ltd. (BCC), North Vancouver, BC	Unknown	Au, Ag, Mo and WO3
Chemex Labs Inc. (Chemex; acquired by ALS Global), Reno, NV	ISO 9001:2000 ISO 17025:2000	Au and Ag assays, multi-element geochemistry, and density determinations
Cone Geochemical Inc., Lakewood, CO	ISO 17025 9001:2000	Au and Ag assays, and multi-element geochemistry
Rocky Mountain Geochemical Corp. (RMGC), Sparks, NV	Unknown	Au, Ag, Cu, Mo, Pb, Zn and WO3
Rea Gold Mine Site lab, NV	Unknown	Au and Ag assays
Union Assay Office, Salt Lake City, UT	Unknown	Predominantly Mo and WO3, limited Au, Ag and Cu

Detailed summaries of preparation and analyses utilized by historical operators are provided in Section 11.5.

10.6 Collar Surveys

The method of survey is unknown for drilling conducted prior to 1994. Collar survey data exists for holes drilled between 1994 and 1997 when Rea Gold was conducting mining at the Seligman Deposit. The surveyor and instrument used was not recorded. RPA (2005) noted collar locations of holes drilled in 1997 were captured under the supervision of a licensed surveyor.

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Collar locations of the Ely Gold (2008) and Solitario (2010, 2011 and 2012) holes were captured by Basin Engineering, Ely, Nevada using a Trimble R8 GNSS system (Pennington et al., 2012). Collar locations were also surveyed by Solarus LLC. of Elko, Nevada, in 2012 and 2013. The instrument used is unknown.

10.7 Downhole Surveys

The Mt. Hamilton drill database includes 85 holes (7%) with downhole orientation survey data. SRK (2010) noted that 15% of the 1997 drillholes were surveyed (downhole) and showed very minor deviations of less than 2 in per 200 ft horizontally. In addition, approximately 80% of the holes on the Property were drilled vertically.

Where documented, Union Carbide holes were surveyed by the drill contractor using an Eastman Kodak single shot downhole camera. Measurements were typically taken at 50 to 100 ft intervals, but may have been as great as 300 ft. Where noted, declination of 17º was applied.

Rea conducted downhole surveys on 14 holes. It is unknown who conducted the surveys, or the instrument type used. Surveys were generally taken at 10 or 20 ft intervals.

Downhole data for 17 Phillips holes indicates surveys were predominantly collected every 100 ft using the radius of curvature method. The contractor and instrument used are unknown.

Ely Gold engaged International Drilling Services (IDS) of Elko, Nevada, to conduct downhole surveys with measurements collected every 50 ft using a Humphrey Gyroscopic System instrument.

Solitario holes were surveyed by the drill contractor (Ruen) using a RS Reflex II tool, or by IDS using a gyroscopic tool. Measurements were taken at 50 or 100 ft intervals. Where noted, a declination of 12.9º was applied to the measurements. For the 2013 program, Colog of Elko, Nevada, completed optical televiewer surveys using an OBI-090804 probe.

10.8 Geotechnical and Hydrological Drilling

Westmont engaged Golder Associates of Lakewood, Colorado, in 1990 to complete a pit slope investigation and design. Golder reported unconfined compressive strength test results on samples from three core holes, PH007 (Seligman), 87002D (Seligman), and 87034D (Centennial). Additionally, holes 87002D and 87034D were analyzed for rock quality designation (RQD) and fracture frequency. Pump tests were also completed as part of the study.

In 2010, Solitario engaged SRK to conduct a geotechnical pit slope and waste rock disposal area stability evaluation for the Centennial area. Three core holes were collared in Centennial and drilled with HQ3 size core (Table 10.5). In 2012, an additional two core holes were drilled for geotechnical purposes at Seligman.

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Table 10.5 2010 and 2012 Geotechnical holes.

Hole ID	Easting (ft)	Northing (ft)	Elevation (ft)	Azimuth (º)	Inclination (º)	Length (ft)	Area
MH10001	507,502.1	636,682.8	9,098.2	100	-60	804	Centennial
MH10005	507,386.0	637,144.1	9,215.1	053	-70	800	Centennial
MH10008	507,437.7	636,233.9	8,877.2	155	-60	450	Centennial
MH12040	507,815.9	641,052.9	8,502.1	054	-70	499.2	Seligman
MH12050	507,813.0	640,527.0	8,564.3	232	-65	249.3	Seligman

In 2013, Solitario drilled two HQ core holes (MH13001 and MH13002) for geotechnical purposes related to the planned mineralized material pass. Selected samples were submitted to Call & Nicolas Inc. of Tucson, Arizona, for analysis.

10.9 Metallurgical Drilling

In 1988, Westmont engaged McClelland Laboratories (MLI) of Reno, Nevada, to complete metallurgical testwork on Centennial core holes. Material from holes 86002D and 87034D were used for the program with both holes drilled vertically using HQ size core.

In 1997, Rea Gold engaged Kappes Cassidy & Associates (KCA) of Reno, Nevada, to complete metallurgical testwork on Centennial core holes. Seven HQ core holes were used for the program (Table 10.6). Holes 87005D and 91019D were received as composites by KCA, with holes 96002D, 96003D, 97002, 97012, and 97024 received in boxed 5 ft intervals.

Table 10.6 1997 KCA metallurgical holes.

Hole ID	Easting (ft)	Northing (ft)	Elevation (ft)	Azimuth (°)	Inclination (°)	Length (ft)	Area
87005D	507,047.8	636,734.1	8,985.0	000	-90	317.0	Centennial
91019D	507,259.8	636,752.2	9,072.0	115	-60	591.2	Centennial
96002D	507,139.3	636,640.7	8,987.5	000	-90	300.0	Centennial
96003D	507,191.9	636,805.7	9,070.3	000	-90	425.0	Centennial
97002	507,038.3	637,146.0	9,064.0	043	-70	300.0	Centennial
97012	506,988.0	636,796.6	8,984.0	000	-90	287.0	Centennial
97024	507,316.4	636,735.6	9,077.0	000	-90	504.0	Centennial

In 2009, Ely Gold engaged MLI to complete metallurgical testwork on material from holes collared in the Centennial area. HQ core was sampled from MH08004 and MH08005 (Table 10.7).

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In 2011 and 2012, MLI completed further metallurgical testwork on behalf of Solitario. Three HQ core holes (Table 10.7)  were drilled in 2010 and a further seven PQ core holes were drilled in 2012.

Table 10.7 2009 to 2012 McClelland metallurgical holes.

Hole ID	Easting (ft)	Northing (ft)	Elevation (ft)	Azimuth (°)	Inclination (°)	Length (ft)	Area
MH08004	507,074.5	636,988.6	9,073.0	000	-90	315.0	Centennial
MH08005	507,047.5	637,300.9	9,083.0	000	-90	300.0	Centennial
MH10002	506,944.4	637,572.3	9,034.3	000	-90	203.0	Centennial
MH10003	507,517.0	636,546.5	9,036.8	000	-90	608.0	Centennial
MH10004	507,514.4	636,547.6	9,036.5	295	-77	600.0	Centennial
MH12012	507,437.8	641,520.9	8,269.8	100	-50	182.2	Seligman
MH12013	507,408.1	640,030.6	8,666.6	000	-90	156.4	Seligman
MH12017	507,572.8	638,060.8	8,888.5	045	-52	332.2	Centennial
MH12024	507,525.2	640,930.4	8,242.2	000	-90	101.5	Seligman
MH12030	507,394.8	640,902.4	8,241.2	204	-50	150.8	Seligman
MH12034	507,697.8	639,718.8	8,874.9	000	-90	300.8	Seligman
MH12035	507,782.3	641,074.6	8,502.4	218	-60	425.0	Seligman

10.10 Sample Length/True Thickness

Approximately 80% of the historical drilling was vertical, producing essentially true-width intercepts through the relatively flat-lying mineralized zone. Almost half (43%) of the angle holes were drilled in 1997 to fill gaps. The angle holes have elongated intercepts relative to the thickness of mineralization. Select core length intercepts from historical drilling programs are presented in Tables 10.8 and 10.9.

Table 10.8 Select Solitario 2012 drill intercepts, Seligman deposit.

Drillhole	Start (ft)	End (ft)	Length* (ft)	Length* (m)	Au (ppm)	Ag (ppm)	Au (oz/t)	Ag (oz/t)
MH12009	425	465	40	12.2	2.588	3.4	0.075	0.099
MH12014	20	50	30	9.1	0.839	11	0.024	0.321
MH12015	120	200	80	24.4	0.802	20.7	0.023	0.604
MH12016	265	315	50	15.2	0.822	25	0.024	0.729
MH12022	65	95	30	9.1	1.041	0.6	0.030	0.018

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Drillhole	Start (ft)	End (ft)	Length* (ft)	Length* (m)	Au (ppm)	Ag (ppm)	Au (oz/t)	Ag (oz/t)
MH12023	90	110	20	6.1	1.341	9	0.039	0.263
MH12028	330	355	25	7.6	0.749	26.7	0.022	0.779
MH12030	9	34	25	7.7	1.582	1.6	0.046	0.047
MH12033	335	360	25	7.6	2.271	7.7	0.066	0.225
MH12035	319	372	54	16.4	1.081	5	0.032	0.146
MH12038	520	535	15	4.6	2.078	14.5	0.061	0.423
MH12040	356	375	19	5.9	1.225	3.1	0.036	0.090
MH12042	355	380	25	7.6	1.423	27.2	0.042	0.793
MH12045	420	440	20	6.1	3.026	1.8	0.088	0.053
MH12049	320	385	65	19.8	1.124	7.2	0.033	0.210
MH12051	265	330	65	19.8	1.226	14.5	0.036	0.423
MH12052	285	330	45	13.7	1.202	5.8	0.035	0.169

Note*: Interval length represents downhole length. Source: Pennington  et al. (2014).

Table 10.9 Select Solitario 2012 drill intercepts, Centennial deposit.

Drillhole	Start (ft)	End (ft)	Length (ft)	Length (m)	Au (ppm)	Ag (ppm)	Au (oz/t)	Ag (oz/t)
MH12007	340	460	120	36.6	1.46	10.5	0.043	0.306
MH12010	425	550	125	38.1	1.816	18.5	0.053	0.540
MH12017	159	217	58	17.7	0.861	11.3	0.025	0.330
MH12018	575	635	60	18.3	1.002	24.3	0.029	0.709
MH12043	228	242	14	4.1	1.331	1.5	0.039	0.044
MH12043	589	615	26	7.8	0.835	135	0.024	3.938
MH12047	575	601	27	8.1	3.607	56	0.105	1.633

Note*: Interval length represents downhole length. Source: Pennington  et al. (2014).

10.11 Centennial RC Chip pXRF Data

In 2020, APEX on behalf of MH-LLC, conducted a detailed review and re-log program of the 48 Centennial holes drilled by Solitario. It was recognized that the archived RC chips being examined comprised original unwashed material. That is, the individual archived chip samples were found to be 'untouched' and appeared to represent material collected at the rig at the time of drilling as they frequently included fine mud and sand as well as larger rock chips. In order to properly examine the chips, the individual chip samples needed to be carefully removed from their trays and cleaned. As an additional step, APEX decided to sieve each sample and examine the fine fraction utilizing a Niton portable X-Ray Fluorescence (pXRF) unit. In total, APEX collected 1,911 pXRF analyses from 35 RC drillholes from the Centennial deposit area. As indicated by geochemical data from several of the recent drillholes at the Project (2008-2012), the pXRF data collected by APEX identified a clear geochemical signature that correlated very well with gold mineralized zones at Centennial, which included elevated potassium (K) and arsenic (As) as well as depleted calcium (Ca) and magnesium (Mg) values. An example of the correlation between Au and K-As chemistry is illustrated below for hole 95172 (Figure 10.2).

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Figure 10.2 Hole 95172 Au assay data and pXRF potassic (K) and arsenic (As) chemistry.

Source: APEX (2020)

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11 Sample Preparation, Analyses and Security

The following section describes procedures employed by previous operators at Mt. Hamilton for the security, laboratory preparation, and analysis of core and RC drill samples during the drilling programs completed at the Property from 1968 to 2013. These procedures have also been summarized in previous technical reports (MRDI, 1997; RPA, 2005 and 2008; SRK 2009; Pennington et al., 2012, 2014). Mr. Dufresne has reviewed these sources and take ownership for the information herein.

11.1 Sampling Methods

Samples were collected at Mt. Hamilton for the following purposes:

• Mineral Resource estimation - Au and Ag assays, multi-element geochemistry, bulk density/specific gravity determinations, solubility boundary definition, twin hole comparison

• Metallurgical test work - refer to metallurgy Section 13

• Geotechnical - not applicable for this report

An internal study was conducted by Westmont comparing dry RC drilling to wet RC drilling at the Property (Leibold, 1989). The results of the study suggested that substantial gold was lost in the fine fraction when drilling wet RC. MRDI (1996) noted however only 3 of the 280 holes drilled in 1995 encountered wet and twin hole analyses (MRDI, 1997), overall displayed good correlation across the mineralized intervals.

11.1.1 RC Sampling

RC drilling and sampling was carried out by Phillips, Westmont, Rea Gold, and Solitario. Sampling procedures, described below, are only available for the Westmont, Rea Gold, and Solitario campaigns.

11.1.1.1 Westmont

Westmont RC samples (1986-1993) were collected at the bottom of a single cyclone, split in a Gilson splitter into two ¼ splits. Sample size is unknown, and samples were collected every 5 ft.

11.1.1.2 Rea Gold

Rea Gold RC samples (1994-1996) were collected at the bottom of a cyclone with a rotary splitter at the base. Dry samples were split with either a three-tier Jones or a Gilson splitter. Wet samples were split with a rotary splitter that was adjustable depending on the volume of water entering the splitter.

Samples were collected every 5 ft and split (into an "A" and "B" sample), bagged and stacked by the drill crew under periodic supervision by either Rea Gold or MRDI personnel. Each drill crew was continuously monitored for the first two or three days and thereafter, a few hours per day (MRDI, 1997). Chip trays were filled by the drill crew and transported to the mine geology/engineering office for logging by Rea Gold or MRDI personnel. Samples were collected daily from the drill site by Rea Gold or MRDI personnel and transported to the mine site laboratory for sample preparation and analysis ("A" samples), and "B" samples taken to a warehouse in Ely, NV, for storage. MRDI (1997) reported that RC drill sample recovery exceeded 90%.

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11.1.1.3 Solitario

Solitario RC samples (2011-2012) were collected from a rotating riffle splitter at the base of the cyclone. Samples were collected on 5 ft intervals by the drill crew and overseen by the project geologist and technician to ensure the best possible sample quality was obtained. Sample size was not documented. Samples were collected in cloth bags allowing excess moisture to seep out while retaining the fines. Sample identification codes were marked on each cloth bag with indelible marker. Sample bags were collected from the drill rig and transported to the laboratory at timely intervals by Solitario staff.

11.1.2 Core Sampling

Core drilling and sampling was carried out by Union Carbide, Phillips, Westmont, Rea Gold, Augusta Resources, Ely Gold, and Solitario. Sampling procedures are not available from the Union Carbide campaign and limited for the Phillips, Westmont and Augusta campaigns.

11.1.2.1 Phillips

During the Phillips drill programs (1973-1981), core was photographed prior to being split for assay with complete core photos existing for most holes (SRK, 2009).

11.1.2.2 Westmont

For core drilled and sampled by Westmont (1986-1991), i.e. Phillips and Westmont core holes, interval lengths ranged from 0.1 to 80 ft, with 5 ft being the average and mode. Except for holes drilled in 1991, samples intervals are regular 5 ft intervals that cross lithological, alteration and redox boundaries. Sample intervals for holes drilled in 1991 have been based on geological criteria.

11.1.2.3 Rea Gold

Core from the Rea drill programs (1996-1997) was taken from the core barrel, placed in a tray, washed, and boxed. Rea Gold and MRDI personnel monitored the core handling at the rig daily. Core was boxed and transported to the truck shop where a geotechnical log was prepared. The core was periodically transported to the core warehouse in Ely where it was photographed and logged by MRDI staff. At the warehouse, samples were collected, typically on 5 ft intervals, for transport to Kappes, Cassiday and Associates in Reno, NV for metallurgical testing. The samples were transported in core boxes by Rea Gold personnel to Reno (MRDI, 1997). Core recovery was typically 100% with rare exceptions (MRDI, 1997).

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11.1.2.4 Ely Gold

Core from the Ely drill program (2008) was cut using a core saw into two equal halves and sampled on approximately 5 ft intervals based on geologic criteria, though intervals could range from <1 to 10 ft if geology warranted. One half core per sample was dispatched to the laboratory for analysis. The remaining half-core was placed in core boxes for future reference or additional testing.

11.1.2.5 Solitario

Before sampling, drill core from the Solitario drill programs (2010-2012) was oriented, washed, photographed and geologically/geotechnically logged. Core was cut in half with a diamond-blade rock saw. One continuous half of the core was sampled, except in zones of incompetent rock, in which a representative half of the recovered material was sampled. Drill core was sampled on geologic criteria, determined by the logging geologist, usually on 5 ft lengths with a minimum of <1 ft and maximum of 8.3 ft based on geologic factors. Samples were placed in marked cloth sample bags and prepared for transport to the analytical laboratory. The remaining half-core was placed in core boxes for future reference or additional testing.

11.2 Density Determinations

Density determinations were carried out during programs operated by Westmont, Rea Gold, Solitario, and MH-LLC. Procedures are only available for Rea Gold, Solitario and MH-LLC.

11.2.1 Westmont

A total of seven samples were collected from one core hole (87002D) at Centennial for bulk density determinations. MRDI (MRDI, 1997) reviewed the documentation and data to determine the results acceptable for inclusion in the database. A further 13 samples were rejected by MRDI due to lack of documentation and have been excluded from the database.

11.2.2 Rea Gold

A total of 51 samples were collected from three core holes for bulk density determinations from the Centennial area (97002, 97012, and 97024) (MRDI, 1997). The samples were sent to Advanced Terra Testing in Lakewood, CO for density determinations. Fifty density determinations (one sample was deemed by the laboratory sufficiently irregular to be included in the determinations) were performed by squaring the ends of the core with a core saw, then measuring the average diameter, and average length of the core. The sample was weighed, dried, and re-weighed and wet and dried densities determined. Drying of samples prior to initial weighing due to improper wax sealing invalidated the wet density weights reported by the laboratory. Approximately 25% of the density calculations were checked by MRDI and found to be accurate (MRDI, 1997).

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11.2.3 Solitario

In 2013, SRK selected samples from available drill core for additional density determinations. A total of 22 density determinations were submitted to Thurston Testing Laboratory of Elko, NV, for Archimedes method specific gravity determination (SG = dry weight/(dry weight-wet weight) although a number of SG determinations were completed using paraffin coating for greater accuracy where potential porosity issues were anticipated. Igneous, skarn, hornfels, and quartz veins with varying degrees of oxidation were tested.

11.2.4 Mt. Hamilton LLC

During a core relogging program Mt. Hamilton LLC collected samples representative of the different lithological, alteration and redox units for density determination. Eighty-three samples were collected from nine core holes at the Centennial and Seligman deposit areas and submitted to ALS Global for analysis. Bulk density determinations were conducted using the OA-GRA09A method using the following equation:

Bulk Density = A/C - [(B-A)/Dwax]

A= weight of sample; B = weight of waxed sample in air; C = volume of displaced water; Dwax - density of wax

Samples ranged from 0.40 to 0.50 ft in length and were either whole or half PQ or HQ core. The sample interval and hole ID were written on the core and a photo was taken of the sample. Blue tags denoting the specific gravity sample were placed in the core box for future reference.

An additional 294 SG measurements were made by APEX in 2019 as part of re log and verification work. Archived core samples were measured using the Archimedes method from sample weights measured using an Ohaus Scout Pro scale with ±0.1 g precision. The wet and dry weights were recorded for each sample along with their respective drillhole, depth, length, lithology, core diameter, and disposition (whole, halved, or quartered core).

11.3 Sample Security

The security procedures and chain of custody employed for drill samples is undocumented for Union Carbide, Phillips, Westmont and Augusta.

11.3.1 Rea Gold

There is no specific information on security arrangements that may have been in place during any of the drill programs. However, MRDI (1997) notes that RC drilling samples were collected daily from the drill site by Mt. Hamilton or MRDI personnel and transported to the mine analytical laboratory for sample preparation and analysis. Core handling was monitored daily at the rig by Mt. Hamilton or MRDI personnel and was boxed and transported to the truck shop where it was geotechnically logged. It was periodically transported to the core warehouse in Ely, NV by MRDI personnel to be photographed and geologically logged. At the warehouse samples were selected for analysis and transported in core boxes to the lab by Mt. Hamilton personnel.

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11.3.2 Solitario

After an RC hole was completed, samples were loaded for transport to the assay lab from the drill site. Samples remained under the supervision of company staff until they were delivered to the laboratory. Drill core in core boxes was periodically loaded and transported to the Solitario core shed in Ely, NV for logging and splitting. Until sampling was completed and bagged half-core samples were delivered to the laboratory, they remained under secure control and supervision of Solitario staff or contractors of the company.

11.4 Analytical Laboratories

Numerous independent laboratories and the Rea Gold mine site laboratory were contracted for analytical methods, as listed in Table 11.1. These laboratories are independent of the current Issuer, and the Authors of this Report.

Table 11.1 Analytical laboratories.

Name and Location	Accreditation	Analytical Methods Performed
American Assay Laboratories (AAL), Sparks, NV	ISO 17025	Au and Ag assays, and multi-element geochemistry
Bondar-Clegg & Company Ltd. (BCC), North Vancouver, BC	Unknown	Au, Ag, Mo and WO3
Chemex Labs Inc. (Chemex; acquired by ALS Global), Reno, NV	ISO 9001:2000 ISO 17025:2000	Au and Ag assays, multi-element geochemistry, and density determinations
Cone Geochemical Inc., Lakewood, CO	ISO 17025 9001:2000	Au and Ag assays, and multi-element geochemistry
Rocky Mountain Geochemical Corp. (RMGC), Sparks, NV	Unknown	Au, Ag, Cu, Mo, Pb, Zn and WO3
Rea Gold Mine Site lab, NV	Unknown	Au and Ag assays
Union Assay Office, Salt Lake City, UT	Unknown	Predominantly Mo and WO3, limited Au, Ag and Cu

11.5 Sample Preparation and Analysis

11.5.1 Union Carbide

Sample preparation or analysis for the Union Carbide campaigns were at BCC, RMGC and Union Assay for Au, Ag, Cu, Mo, Pb, Zn and tungsten trioxide (WO3). Limited information is available for sample preparation methods and analytical procedures.

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11.5.2 Phillips

Select samples from the Phillips drill programs were analyzed by Union Assays for Mo and WO3. In addition, limited Au, Ag and Cu analyses were also reported. The sample preparation method and analytical procedures are unknown.

11.5.3 Westmont

Samples from Westmont's drilling campaign were submitted to either Cone or Chemex for preparation and analyses. Westmont also submitted select intervals from PH-series holes to both laboratories for precious and multi-element analyses. Sample preparation at Cone is unknown, gold was analyzed using a one assay ton (1 AT; 29.2 g) or 20 g charge, fire assay (FA) digest and an atomic absorption (AA) finish. Silver analyses were either a 4-acid digest or 1 AT charge with FA digest, but both with an AA finish. All assays were reported in oz/ton Au. Multi-element analyses completed by Cone included 4-acid digest for Cu, Mo, Pb, Zn, Mn, Cd, and Tl, fusion digest for Sb and W, and P/N (perchloric/nitric acid leach) for As and Hg. All elements were reported using the AA method, except for tungsten which was reported using a colorimetric method.

Samples submitted to ALS Chemex were crushed, split, and then pulverized to 150 mesh (prep code 207 or 205). Gold was analyzed using several methods which included:

• 10 g fusion with FA digest and AA finish

• 0.5 AT charge with FA digest and AA finish

• Unknown charge with FA digestion and AA finish

• 0.5 or 1 AT charge with FA digest and a gravimetric finish

Select intervals with elevated FA values were re-analyzed with a 30 g charge, cold cyanide leach and AA finish. Silver was analyzed using aqua regia digestion with an AA finish. Multi-element analyses carried out by Chemex were completed on material received as pulp and with Cu, Mo, Pb, Zn, Ag (aqua regia digest), As, Se, Hg, Sb, Bi, W, and Te reported. Digest, with the exception of Ag, and analytical method is unknown for the multi-element package.

11.5.4 Rea Gold

MRDI (1996) reports samples at the mine lab were dried, crushed in a small jaw crusher and split to obtain a 300 g subsample. The 300 g subsample was then pulverized in a plate mill. In 1995, Rea Gold initially assayed for gold using a 10 g charge, sodium cyanide solution digest and an AA finish (lab code AAAU). Silver cyanide analyses (lab code AAAG) were completed on samples that returned ≥0.009 oz/ton Au. Samples that were >0.009 oz/ton AAAU were re-analyzed using 1/2 AT charge with a FA digest and AA finish (lab code FA-AA; MRDI, 1996). In 1996, AAAU samples >0.007 oz/ton Au were analyzed using FA-AA method. The 1997 mine lab certificates indicate both AAAU and FA analyses but no notes on thresholds for FA.

All inserted QA/QC standards in 1997 were assayed using FA technique.

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11.5.5 Augusta

Samples from the Augusta (2006) drilling program were analyzed by Chemex. Sample preparation included the material being crushed to -70% passing <2 mm, sub-sample split and pulverized to 85% passing <72 µm. Analytical methods included 30 g Au charge with FA digest and gravimetric finish (Au-GRA21).

A 47 multi-element package (ME-MS61) with a 0.25 g charge, 4-acid digest with an Inductively-Coupled Plasma Mass Spectroscopy (ICP-MS) finish was completed. Reported elements included Ag, Al, As, Ba, Be, Bi, Ca, Cd, Ce, Co, Cr, Cs, Cu, Fe, Ga, Ge, Hf, In, K, La, Li, Mg, Mn, Mo, Na, Nb, Ni, P, Pb, Rb, Re, S, Sb, Sc, Se, Sn, Sr, Ta, Te, Ti, Tl, U, V, W, Y, Zn and Zr. Samples that returned >100 ppm Ag or >10,000 ppm Cu, Mo or Zn were re-analyzed with a high grade procedure that included a 4-acid digest with AA finish.

11.5.6 Ely Gold

Samples from the Ely Gold program were submitted to ALS Chemex. Sample preparation included material was crushed to -70% passing <2 mm, sub-sample split and pulverized to 85% passing <72 µm Samples were assayed for gold using a 30 g charge with FA digest and AA finish (Au-AA23). Samples with >10 ppm Au were re-assayed using a 30 g charge, FA digest and gravimetric finish (Au-GRA21).

A 48 multi-element package (ME-MS61) was completed with a 0.25 g charge, 4-acid digest and ICP-MS finish for reporting Ag, Al, As, Ba, Be, Bi, Ca, Cd, Ce, Co, Cr, Cs, Cu, Fe, Ga, Ge, Hf, In, K, La, Li, Mg, Mn, Mo, Na, Nb, Ni, P, Pb, Rb, Re, S, Sb, Sc, Se, Sn, Sr, Ta, Te, Th, Ti, Tl, U, V, W, Y, Zn and Zr. Mercury was analyzed with a cold vapor digest with AA finish (Hg-CV41). Silver values above 100 ppm were re-assayed using FA with an Inductively-Coupled Plasma Atomic Emission Spectroscopy (ICP-AES; Ag-OG62).

11.5.7 Solitario

Samples from the Solitario drilling programs were analyzed by American Assay Laboratories (AAL). Preparation included samples being dried, crushed to pass 10 mesh (2 mm), 300 g sub-sample riffle split and pulverized to passing -150 mesh (100 µm). Samples were assayed for gold using a 30 g charge, FA digest and AA finish (FA30). Samples with >10 ppm Au were re-assayed using a 30 g charge, FA digest and gravimetric finish (GRAV). Select samples were also analyzed for gold and silver using a 30 g charge, cyanide extraction and AA finish.

A 47 multi-element analyses with a 0.5 g charge, two-acid digest and ICP-MS finish (ICP-2D) were completed for Ag, Al, As, Ba, Bi, Ca, Cd, Ce, Co, Cr, Cs, Cu, Fe, Ga, Ge, Hf, Hg, In, K, La, Li, Mg, Mn, Mo, Na, Nb, Ni, P, Pb, Rb, Re, S, Sb, Sc, Se, Sn, Sr, Ta, Te, Th, Tl, U, V, W, Y, Zn and Zr. Silver values >100 ppm were re-assayed using FA with a gravimetric finish.

11.6 Quality Assurance and Quality Control

Westmont, Rea Gold and Solitario carried out independent quality control/quality assurance (QA/QC) programs. Three types of control samples utilized during the drilling programs included:

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• Standards using certified reference material (CRM) or standard reference material (SRM).

• Blanks.

• Duplicates (field and pulp).

• The criteria used to evaluate QA/QC results were as follows:

o A SRM outside ±3 standard deviation (SD) was considered an outlier.

o Two consecutive SRM's outside of ±2 SD in the same work order was considered an outlier.

o Standards with relative standard deviation above 10% or bias outside of ±5%.

o Blanks reporting a value greater than 0.015 ppm Au for Au-AA23, and 0.030 ppm for Au-AA25/AA25D were considered outliers (3 times detection limit).

11.6.1 Westmont

The QA/QC samples used by Westmont between 1986 and 1994 included 91 blanks, 974 standards, and 452 field duplicates over approximately 30,220 samples intervals. An estimate for the insertion of SRM and blanks into the sample stream is 3.7% and 0.3%, respectively. The insertion rate for duplicates was 1 in 66 samples, or 1.5%.

11.6.1.1 Blanks

A total of 91 blanks were inserted by Westmont into the sample stream between 1986 and 1994 (Table 11.2). Blank samples consisted of silica sand. Results were very good with one sample above 3x the detection limit. There is no indication that the outlier was contaminated through the crushing process by samples above due to the low mineralized values. Performance charts for blanks are presented in Figures 11.1 and 11.2.

Table 11.2 Westmont blank performance.

Coarse Blank	Unit	Count	Pass (%)
Blank-Chemex	oz/ton Au	37	100.0
Blank-Chemex	oz/ton Au	44	97.7
Blank-Cone	oz/ton Au	10	100.0
Total		91

Source: APEX (2020)

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Figure 11.1 Chemex performance chart for Au in blank material.

Source: APEX (2020)

Figure 11.2 Cone performance chart for Au in blank material.

Source: APEX (2020)

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11.6.1.2 Standards

Westmont employed seven different internally generated SRM derived from multiple sources. The standards were analyzed at up to six independent laboratories to assess the quality of the material (Internal Memo from Westmont, 1990). Standard CCB was sourced from the Globe Pit in the Cripple Creek mining district in Colorado and consisted of brecciated and argillic altered andesite (Jaacks, 1988). RR series standards were sourced from drill cuttings at the Railroad property near Elko, Nevada, and consisted of silicified siltstone from the Mississippian Chainman Formation (Jaacks, 1988). MH-5A material consisting of composited oxidized hornfels, garnet skarn, and quartz was sourced from RC drillhole 87005R at Mt. Hamilton. Material for standard MH-5b consisted of composited oxidized skarn and hornfels, garnet skarn, pyritic skarn, and quartz sourced from RC hole 87005D at Mt. Hamilton. The standards were crushed and prepared at either Hazen Research, Inc (Hazen) in Golden, Colorado, or Hunter Mining Laboratory (Hunter) of Reno, Nevada.

Westmont standards were assayed at multiple laboratories and used at multiple projects, although no certified recommended values were determined before use at Westmont projects. However, the Westmont Geochemical Group (1990) prepared a report with summary statistics and a general guideline for use of standards from different laboratories, which included using the laboratory's mean value if a sufficient number of that specific standard had been reported from that laboratory. If there were not sufficient samples analyzed from a given laboratory, use of the overall mean for all laboratories was recommended. A summary of the SRM, source, preparation laboratory, calculated value and standard deviation is given in Table 11.3.

Table 11.3 Summary of standards from Westmont drilling.

SRM ID	Lab	Prep Lab	Source	Count Au	Au EV	Au SD	Count Ag	Ag EV	Ag SD
CCB	Chemex	Hazen	Globe Mine	298	1.910 ppm	0.257	236	2.372 ppm	0.715
CCB-200	Chemex	Hazen	Globe Mine	69	0.057 oz/ton	0.004	42	0.067 oz/ton	0.016
CCB-200	Cone	Hazen	Globe Mine	83	0.057 oz/ton	0.004	58	0.188 oz/ton	0.060
MH-5A	Chemex	Hazen	Mt. Hamilton	103	0.024 oz/ton	0.003	105	0.324 oz/ton	0.0239
MH-5A	Cone	Hazen	Mt. Hamilton	136	0.024 oz/ton	0.002	116	0.318 oz/ton	0.035
MH-5B	Chemex	Hazen	Mt. Hamilton	116	0.079 oz/ton	0.005	117	0.687 oz/ton	0.049
MH-5B	Cone	Hazen	Mt. Hamilton	150	0.078 oz/ton	0.006	128	0.679 oz/ton	0.085
RRA	Chemex	Hunter	RC chips	75	1.75 ppm	0.20	133	2.085 ppm	0.720
RRB	Chemex	Hunter	RC chips	49	4.24 ppm	0.47	115	1.935 ppm	0.709
RRC	Chemex	Hunter	RC chips	34	6.98 ppm	0.70	35	1.329 ppm	0.300

Notes: EV = Expected Value, SD = Expected Standard Deviation. Source: APEX (2020)

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Westmont inserted 974 SRMs into the sample stream between 1986 and 1994 (Table 11.4). For Au standards, the relative standard deviation (RSD) ranged from 5.2 to 11.8%, and the bias ranged from 3.2 to 1.8%. Almost all the samples were within ±3 SD, with the exceptions of five samples from CRM CCB analyzed by Chemex, one from CCB-200 analyzed by Cone, two samples from SRM MH-5A analyzed by Cone, and two samples from MH-5B analyzed by Chemex. Overall, the SRM had low bias and moderate RSD, and were also acceptable according to MRDI (1996). Figures 11.3 to 11.6 are representative performance charts for the individual gold standards.

Table 11.4 Summary of Westmont standards for Au.

SRM ID	Sample Count	EV	SD	RSD (%)	Bias (%)	Within 2SD (%)	Within 3SD (%)
CCB_Chemex-ppm	205	1.910 ppm	0.257	11.6	-0.9	95.6	97.6
CCB-200_Chemex-oz/ton	26	0.057 oz/ton	0.004	6.7	0.6	92.3	100.0
CCB-200_Cone-oz/ton	93	0.057 oz/ton	0.004	6.2	1.8	98.9	98.9
MH-5A_Chemex-oz/ton	249	0.024 oz/ton	0.003	5.6	1.5	100.0	100.0
MH-5A_Cone-oz/ton	46	0.024 oz/ton	0.002	11.8	-2.1	87.0	93.5
MH-5B_Chemex-oz/ton	246	0.079 oz/ton	0.005	5.2	1.3	97.2	99.2
MH-5B_Cone-oz/ton	40	0.079 oz/ton	0.005	7.5	-0.8	92.5	100.0
RRA_Chemex-ppm	14	1.75 ppm	0.20	7.1	1.4	100.0	100.0
RRB_Chemex-ppm	41	4.24 ppm	0.47	6.2	-3.2	100.0	100.0
RRC_Chemex-ppm	14	6.98 ppm	0.70	7.3	-0.4	100.0	100.0
Total	974

Notes: EV = Expected Value, SD = Expected Standard Deviation. Source: APEX (2020)

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Figure 11.3 Performance chart for Au standard CCB (Chemex).

Source: APEX (2020)

Figure 11.4 Performance chart for Au standard CCB-200 (Cone).

Source: APEX (2020)

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Figure 11.5 Performance chart for Au standard MH-5A (Chemex).

Source: APEX (2020)

Figure 11.6 Performance chart for Au standard MH-5B (Chemex).

Source: APEX (2020)

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For silver SRM values the RSD ranged from 4.1 to 131.2%, and the bias ranged from 19.5 to 77.6% (Table 11.5). The high variability in the ranges is predominantly associated with (1) standards with low sample count at specific laboratories, and/or (2) the use and impact of FA vs aqua regia digests. Significantly, for standards with sample counts of ≥50 (Figures 11.7 and 11.8), the RSD range is reduced to between 4.1 and 47.7% whilst the bias range changes to -5.1 to 3.1%.

Table 11.5 Summary of Westmont standards for Ag.

SRM ID	Sample Count	EV	SD	RSD (%)	Bias (%)	Within 2SD (%)	Within 3SD (%)
CCB_Chemex-ppm	183	2.372 ppm	0.357	29.2	3.1	77.6	84.2
CCB-200_Chemex-oz/ton	24	0.067 oz/ton	0.004	131.2	77.6	79.2	87.5
CCB-200_Cone-oz/ton	89	0.188 oz/ton	0.060	47.7	-5.1	91.0	95.5
MH-5A_Chemex-oz/ton	239	0.324 oz/ton	0.024	4.1	0.4	99.6	100.0
MH-5A_Cone-oz/ton	42	0.324 oz/ton	0.024	35.3	-19.5	35.7	57.1
MH-5B_Chemex-oz/ton	233	0.679 oz/ton	0.049	5.3	-1.7	98.7	99.6
MH-5B_Cone-oz/ton	35	0.679 oz/ton	0.049	34.1	-11.7	34.3	51.4
RRA_Chemex-ppm	14	2.09 ppm	0.37	35.1	1.1	85.7	85.7
RRB_Chemex-ppm	38	1.93 ppm	0.17	10.9	-17.4	65.8	84.2
RRC_Chemex-ppm	12	1.33 ppm	0.16	24.6	-4.0	75.0	91.7
Total	922

Notes: EV = Expected Value, SD = Expected Standard Deviation. Source: APEX (2020)

Based on these results, which represent >80% of the standards, the performance of the standards is considered acceptable given the differences of digest methods used.

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Figure 11.7 Performance chart for Ag standard MH-5A (Chemex).

Source: APEX (2020)

Figure 11.8 Performance chart for Ag standard MH-5B (Chemex).

Source: APEX (2020)

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11.6.1.3 Duplicates

A total of 452 duplicate pairs were inserted into Westmont's sample stream between 1984 and 1996 (Table 11.6). The number of field duplicates submitted to Chemex and Cone 366 and 86 respectively. After removing assays that are below the Au detection limit (DL), the number decreases to 86 for Chemex and 11 for Cone.

Table 11.6 Westmont field duplicate summary statistics.

Laboratory	Total Sample Count	Samples Above Detection Limit (DL)	CV (% Above DL)	R2 (Above DL)
Chemex	366	86	10.4	0.98
Cone	86	11	18.9	0.79
Total	452	97

Source: APEX (2020)

The Coefficient of Variation (CV) for Chemex is low, 10.4%, with a high regression analysis (R2) of 0.98. For Cone, the CV is 18.9% with an R2 of 0.79. The low number of duplicate pairs has slightly skewed the results for Cone. The Chemex results indicate a very good correlation between the original sample and field duplicate. The Cone results also show good correlation for the 11 duplicate samples. Figures 11.9 and 11.10 represent performance graphs for the duplicate samples.

Figure 11.9 Field duplicate scatter plot Au performance (Chemex).

Source: APEX (2020)

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Figure 11.10 Field duplicate scatter plot Au performance (Cone).

Source: APEX (2020)

11.6.2 Rea Gold

The QA/QC samples used by Rea Gold in 1997 included 27 blanks (1.0%), 114 standards (4.3%), and 109 field duplicates (4.1%) along with approximately 2,618 sample intervals. It is unknown what internal QA/QC samples were used between 1994 and 1996. The 1997 insertion rate for blanks was 1:100, for standards was 1:25, and for duplicates was 1:25.

11.6.2.1 Blanks

Rea Gold inserted 27 coarse blanks into the sample stream for the 1997 drill program (Table 11.7 and Figure 11.11). The coarse blank consisted of silica sand of unknown origin. Of the 27 samples analyzed at the mine lab, 12 of the samples assayed ≥0.002 oz/ton Au. MRDI (1997, V1) noted that the background gold value at the mine lab was ~0.002 oz/ton Au. Blank check samples were sent to Chemex and returned an average value of 0.0005 oz/ton Au. MRDI (1997, V1) concluded that although the blanks had a "non-zero" value, the results were adequate to serve as a blank sample.

Table 11.7 Coarse blanks used in Rea Gold 1997 drill program.

	Source	Sample Count	Pass (%)
Blank	Silica Sand	27	74.1

Source: APEX (2020)

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Figure 11.11 Mine site performance chart for Au in coarse blank.

Source: APEX (2020)

11.6.2.2 Standards

Rea Gold used five internal standards for the 1997 drill program. The standards were created by diluting Nevada Bureau of Mines (NBMG) standard material mixed with pure silica sand. The standards consisted of both oxide and sulfide material with grades ranging from 0.017 to 0.089 oz/ton Au (MRDI, 1997) and were prepared by Minerals Exploration and Environmental Geochemistry (MEG) of Reno, Nevada. MRDI (1997) notes that the standards were not analyzed by round robin assaying to determine the recommended value, and standard deviations and a "best" value were not determined.

Table 11.8 lists standards with values calculated from samples analyzed at the mine lab. The standards were used to monitor day-to-day relative performance of the mine lab, and to assure that instrument drift was not occurring over the project life. The SRMs were not designed to provide information on the accuracy of the laboratory (MRDI, 1997).

In total, Rea Gold inserted 114 standards into the sample stream (Table 11.9). Standard mean and SD values were calculated using the assay results reported by the site lab. Given that the standards were not analyzed using a round robin multiple laboratory technique, the standard values only suffice to determine potential instrument drift. Overall, the standards performed well with only two samples above +3 SD (Figures 11.12 and 11.13).

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Table 11.8 Summary of Rea Gold Au standards used at mine lab in 1997 (values calculated using assays from mine lab).

SRM	Prep Lab	Source	No.	EV (oz/ton)	SD (oz/ton)
HAM-A	MEG	NBMG/Silica Sand	20	0.091	0.004
HAM-B	MEG	NBMG/Silica Sand	26	0.044	0.003
HAM-C	MEG	NBMG/Silica Sand	13	0.045	0.004
HAM-D	MEG	NBMG/Silica Sand	39	0.017	0.003
HAM-J	MEG	NBMG/Silica Sand	16	0.063	0.003
Blank	N/A	Silica Sand	27	<0.005	<0.005

Notes: EV = Expected Value, SD = Expected Standard Deviation. Source: APEX (2020)

Table 11.9 Rea Gold 1997 mine lab Au standards.

Au CRM ID	Sample Count	EV (oz/ton)	SD (oz/ton)	RSD (%)	Bias (%)	Within 2SD (%)	Within 3SD (%)
HAM-A	20	0.091	0.004	4.6	0	95	100.0
HAM-B	26	0.044	0.003	6.7	0	92.3	96.2
HAM-C	13	0.045	0.004	8.4	0	92.3	100.0
HAM-D	39	0.017	0.003	15.5	0	94.9	97.4
HAM-J	16	0.063	0.003	4.5	0	93.8	100.0
Total	114

Notes: EV = Expected Value, SD = Expected Standard Deviation. Source: APEX (2020)

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Figure 11.12 Performance chart for Au standard HAM-B.

Source: APEX (2020)

Figure 11.13 Performance chart for Au standard HAM-D.

Source: APEX (2020)

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11.6.2.3 Duplicates

Field duplicates for the 1997 drilling program totaled 109 samples (Table 11.10). The field duplicates were assayed for Au with cyanide and FA digest with AA finish, and Ag by acid digestion digest and AA finish. Both gold assaying methods had relatively low CV values of 5.0% for cyanide gold and 10.9% for FA Au. R2 values were high at 1.0 for cyanide Au and 0.96 for fire assay (Figures 11.14 and 11.15). Gold results returned very good correlation between the field and original samples.

Silver duplicate results returned greater variability with a CV value of 8.3%, and an R2 value of 0.66. The R2 value indicates a moderate correlation between the field and original sample duplicates for Ag.

Table 11.10 Field duplicate summary statistics by method at mine lab.

Analysis	Sample Count	Samples Count Above Detection Limit (DL)	CV (% Above DL)	R2 (Above DL)
Cyanide Au-AA	109	55	5.0	1.00
Fire Assay Au	109	23	10.9	0.96
Acid Digestion Ag-AA	109	22	8.3	0.66

Source: APEX (2020)

Figure 11.14 Field duplicate scatter plot cyanide Au performance.

Source: APEX (2020)

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Figure 11.15 Field duplicate scatter plot FA Au performance.

Source: APEX (2020)

11.6.2.4 Check Assays

During the 1997 drilling program, Rea Gold submitted 29 pulps to Chemex for check assays. Samples were analyzed by FA and results are shown in Figure 11 16. MRDI (1997) noted an acceptable systematic high bias by the mine laboratory of between 4% and 5%. This bias is more notable at grades <0.03 oz/ton Au.

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Figure 11.16 Scatter plot of mine lab vs Chemex check Au assays.

Source: APEX (2020)

11.6.3 Augusta

Augusta inserted 33 coarse blanks (or 5.9% insertion rate) and 19 standards (or 3.4% insertion rate) into the 2006 to 2007 sample stream of 557 samples collected from the Monte Cristo-U4 targets.

11.6.3.1 Blanks

Coarse blank used by Augusta are from an unknown source. Thirty-two of the 33 (or 97%) were below threshold of 0.015 ppm Au. The results indicate samples were either contaminated and/or the rhyolite source contains low-level Au.

11.6.3.2 Standards

Augusta used three standard types from MEG, which included S104007x (0.75 ppm Au; 8 samples), S105005x (2.41 ppm Au; 8 samples) and S104011x (7.12 ppm Au; 3 samples). Insufficient samples exist to assess the overall performance of the standards.

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11.6.4 Ely Gold

Ely Gold inserted 20 blanks (or 6.2% insertion rate) and 13 standards (or 4.0% insertion rate) into the 2008 sample stream of 321 samples.

11.6.4.1 Blanks

Coarse blank used by Ely Gold was rhyolite material sourced from Shea Clark Smith of MEG Labs in Washoe City, Nevada. Sixteen of the 20 (or 70%) were below threshold of 0.015 ppm Au. The results indicate samples were either contaminated and/or the rhyolite source contains low-level Au.

11.6.4.2 Standards

Ely Gold used three standard types from MEG, which included S104007x (0.75 ppm Au; 3 samples), S105005x (2.41 ppm Au; 4 samples) and S104011x (7.12 ppm Au; 6 samples). One of the thirteen standards returned a value outside of the 3 SD for Au, however insufficient samples exist to assess the overall performance of the standards.

11.6.5 Solitario

The QA/QC samples used by Solitario between 2010 and 2012 included 356 blanks (5%), 348 standards (5%), and 181 field duplicates (3%) along with 6,521 sample intervals (Table 11.11). This amounted to an insertion rate for blanks of 1:18, for standards 1:20, and for duplicates 1:36.

Table 11.11 Summary of QA/QC samples submitted to AAL.

Year	RC/Core Samples	No. of Blanks	No. of SRM	No. of Duplicates	Total
2010*	-	-	-	-	-
2011*	2,221	135	135	-	2,491
2012	4,015	200	196	34	4,445
2013	285	21	17	147	470
Total	6,521	356	348	181	7,406
* Assays for holes drilled in 2010 were reported by AAL in 2011.

Source: APEX (2020)

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11.6.5.1 Blanks

Solitario inserted 356 coarse blanks into the sample stream. Coarse blanks initially consisted of certified rhyolite for the 2010 drill program, and later coarse landscape marble chips for the 2011 and 2012 drill programs. Source or vendor for either material is unknown.

The overall pass rate from 2010 to 2012 was 76%. Results from the 2010 program had a 40% pass rate and indicates multiple samples contained either low-level contamination and/or the rhyolite source contained low-level Au (Figure 11.17). From 2011 onwards, a notable increase in the coarse blank pass rate (89%) with the commencement of using limestone landscape rock for blank. From 2012 to 2013 there was a change in detection limits of the FA30 analysis from 0.003 to 0.005 ppm, which is reflected in the blank chart (Figure 11.17).

Figure 11.17 AAL Performance chart for Au in coarse blank.

Source: APEX (2020)

A review of the AAL internal blanks (190 in total) was carried out to evaluate for potential contaminated samples. Overall AAL returned a 98.4% pass rate with three samples reporting minor elevated Au mineralization (Figure 11.18).

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Figure 11.18 AAL Internal performance chart for Au in coarse blank.

Source: APEX (2020)

11.6.5.2 Standards

All standards for the 2010 to 2012 drilling programs were sourced from Shea Clark Smith of MEG Labs in Washoe City, NV. Gold values for the standards ranged from 0.687 to 3.651 ppm. Source material for MEG standards ranged from barren rhyolite tuff to mineralized material from mines within Nevada. Table 11.12 contains summary statistics and source material for each standard.

Table 11.12 Summary of Solitario blanks and MEG standards.

SRM ID	Prep Lab	Source	Au EV (ppm)	Au SD	Ag EV (ppm)	Ag SD
MEGAu09.01	MEG	Barren rhyolite tuff	0.687	0.016	9.585	0.958
MEGAu09.03	MEG	Rosebud Mine, NV	2.09	0.166	17.218	1.822
MEGAu09.04	MEG	Rosebud Mine, NV	3.397	0.204	26.267	3.299
MEGAu11.13	MEG	Freedom Flats, NV	1.806	0.081	10.6	0.7
MEGAu11.29	MEG	Rosebud Mine, NV	3.651	0.319	13.4	0.9
MEGAu12.25	MEG	Borealis Mine, NV	0.719	0.032	4.4	0.5
Coarse Blank	N/A	Rhyolite or Marble Chips	<0.005	-	-	-

Notes: EV = Expected Value, SD = Expected Standard Deviation. Source: APEX (2020)

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All MEG standards returned a negative bias compared to the recommended value and ranged from 6.2 to 1.5% (Table 11.13). Relative standard deviation range is 4.9 to 12.7%, which is acceptable. MEGAu09.01 had a large percentage of results outside 2 SD and 3 SD, 53.6% and 35.7% respectively. An investigation of the results indicates AAL made a change to the assaying technique in September of 2011. The change is noticeable in Figure 11.19 for MEGAu09.01 and Figure 11.20 for MEGAu09.04 where multiple standard results fall outside 3 SD. Standard results progressively improved over time. No follow up with the lab by Solitario is noted in the 2012 or 2014 SRK reports.

Table 11.13 Solitario MEG Au SRM summary statistics.

Au SRM ID	Sample Count	EV (ppm)	SD	RSD (%)	Bias (%)	Within 2SD (%)	Within 3SD (%)
MEGAu09.01	57	0.687	0.016	8.9	-5.7	45.6	63.2
MEGAu09.03	89	2.09	0.166	8.0	-3.7	93.3	98.9
MEGAu09.04	57	3.397	0.204	8.1	-4.2	86.0	93.0
MEGAu11.13	48	1.806	0.081	3.5	-1.5	97.9	100.0
MEGAu11.29	50	3.651	0.319	12.7	-2.1	94.0	96.0
MEGAu12.25	47	0.719	0.032	4.8	-6.2	76.6	93.6
Total	348

Notes: EV = Expected Value, SD = Expected Standard Deviation. Source: APEX (2020)

Figure 11.19 Performance chart for Au standard MEGAu09.01.

Source: APEX (2020)

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Figure 11.20 Performance chart for Au standard MEGAu09.04.

Source: APEX (2020)

To further evaluate the change in assay techniques, AAL reported internal standard results to Solitario (Table 11.14). AAL used commercially sourced CRMs from Rocklabs of Auckland, New Zealand. Recommended Au values ranged from 0.085 ppm to 4.107 ppm. The standards used were only certified for Au, and not Ag.

Table 11.14 Summary AAL Internal Rocklabs Au CRMs.

Au CRM ID	Prep Lab	Type	EV (ppm)	SD
OxA71	Rocklabs	Oxide	0.085	0.006
OxA89	Rocklabs	Oxide	0.084	0.008
OxI96	Rocklabs	Oxide	1.802	0.039
SK52	Rocklabs	Sulfide	4.107	0.088
SK62	Rocklabs	Sulfide	4.075	0.14
Blank	N/A	N/A	<0.005	<0.005

Notes: EV = Expected Value, SD = Expected Standard Deviation. Source: APEX (2020)

The AAL internal CRM returned an overall negative bias that ranged from 5.1 to 0.9% (Table 11.15). RSD values are low with ranges from 1.54 to 5.97% and are considered acceptable. All standards results were within ±3 SD (Figures 11.21 and 11.22). The change in assay technique noticed in the Solitario MEGAu09.01 standard can also be observed in OxA89 (Figure 11.21). The results are not as prominent but concur with the time frame noticed in the Solitario standards.

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Table 11.15 Summary statistics of internal AAL Au CRMs.

Au SRM ID	Sample Count	EV (ppm)	SD	RSD (%)	Bias (%)	Within 2SD (%)	Within 3SD (%)
OxA71	68	0.085	0.006	5.7	-1.6	98.5	100.0
OxA89	107	0.084	0.008	6.0	-5.1	100.0	100.0
OxI96	66	1.802	0.039	2.2	-0.9	97.0	100.0
SK52	87	4.107	0.088	1.5	-1.4	100.0	100.0
SK62	76	4.075	0.140	2.6	-1.4	98.7	100.0
OxA71	68	0.085	0.006	5.7	-1.6	98.5	100.0
Total	472

Notes: EV = Expected Value, SD = Expected Standard Deviation. Source: APEX (2020)

Figure 11.21 Performance chart for AAL Rocklabs Au standard Ox89.

Source: APEX (2020)

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Figure 11.22 Performance chart for AAL Rocklabs Au standard SK52.

Source: APEX (2020)

The MEG standards also provided recommended Ag values, that are summarized in Table 11.16. Bias values for Ag ranged from -12.2 to 8.7%, whilst the RSD values ranged from 4.7% to 9.4%. The variability in the bias and RSD may reflect the partial digest, i.e. 2-acid, used the multi-element package that reported Ag. Two high Ag values in MEGAu09.03 (Figure 11.23) and may represent contamination from high-grade Ag samples analyzed prior to the standard. Comparison of other MEGAu09.03 standards used in multi-element analyses, indicate the standard is correct.

Table 11.16 Silver SRM summary statistics.

Ag SRM ID	Sample Count	EV (ppm)	SD	RSD (%)	Bias (%)	Within 2SD (%)	Within 3SD (%)
MEGAu09.01	56	9.585	0.958	6.2	8.7	98.2	100.0
MEGAu09.03	86	17.218	1.822	9.4	8.6	96.5	97.7
MEGAu09.04	58	26.267	3.299	4.9	4.1	100.0	100.0
MEGAu11.13	48	10.6	0.7	4.9	-3.3	97.9	100.0
MEGAu11.29	50	13.4	0.9	5.4	1.4	94.0	98.0
MEGAu12.25	47	4.4	0.5	4.7	-12.2	100.0	100.0
Total	345

Notes: EV = Expected Value, SD = Expected Standard Deviation. Source: APEX (2020)

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Figure 11.23 Performance chart for Ag standard MEGAu09.03.

Source: APEX (2020)

11.6.5.3 Duplicates

Solitario inserted 181 field duplicates for both core and RC drilling between 2011 and 2012. An additional 692 pulp duplicates were analyzed by AAL (Table 11.17). All duplicates were analyzed using a 30 g charge, FA digest and AA finish.

R2 for both field duplicates and pulp lab duplicates were above 0.9, as shown in Figures 11.24 and 11.25. The CV value for field duplicates was 20.4%, whilst the pulp lab duplicate was 10.2%. Both values are considered acceptable given the style of Au mineralization.

Table 11.17 Statistical summary of duplicates.

Description	Total Count	Samples Above Detection Limit (DL)	CV (% Above DL)	R2 (Above DL)
Field Duplicate	181	146	20.4	0.92
Pulp Lab Duplicate	692	502	10.2	1.00
Total	873	648

Source: APEX (2020)

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Figure 11.24 Field duplicate scatter plot Au performance chart.

Source: APEX (2020)

Figure 11.25 Lab pulp duplicate scatter plot Au performance chart.

Source: APEX (2020)

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11.6.6 Mt. Hamilton LLC

APEX (2019) conducted a silver re-assay program on select pulps from Mt. Hamilton as part of its Mt. Hamilton database validation effort (see Section 12). This work was completed on archived pulp samples stored at the Property's main archive facilities from which 664 samples were collected. All samples were submitted to ALS Global in Reno, NV, for 30 g charge, FA digest with a gravimetric finish (Ag-GRA21), as well as 0.25 g charge, 4-acid digest with AA finish (Ag-AA61). No independent QA/QC samples were inserted in the sample sequence. Only lab-inserted QC samples that were reported on the analytical certificates are discussed.

11.6.6.1 Blanks

A total of 23 "Geochem" blanks and 11 "assay" blanks were analyzed along with the 2019 Ag 're-assay' samples. The "assay" blank (identified as 19097270) were all below the detection limit for the FA-Grav21 technique, which was 5 ppm. Similarly, all of the "Geochem" blank (identified as 19053426), were all below the detection limit for the AA61 technique, which was 0.5 ppm Ag.

11.6.6.2 Standards

A total of 48 standard reference samples were analyzed along with the 2019 Ag 're-assay' samples at ALS. The standards represented six different certified reference materials, one of which was only analyzed once with a second only analyzed twice (within acceptable limits). Figure 11.26 illustrates the results of the analyses of the remaining four lab-inserted standard reference materials are presented below. There were no significant issues noted with the analytical work completed at ALS.

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Figure 11.26 Standard reference material analyses for the 2019 Ag analyses.

Source: APEX (2020)

11.6.6.3 Duplicates

A total of 22 duplicate Ag FA analyses (AA61) were completed and shown in Figure 11.27. The duplicate data shows an excellent correlation.

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Figure 11.27 2019 duplicate Ag analyses.

Source: APEX (2020)

11.6.7 Analysis of Au FA and cyanide data

The Mt. Hamilton drillhole database contains several analytical procedures, including a mix of Au determined by fire assay (AuFA) (45,908) and cyanide (AuCN) (27,234) leaching, including 21,139 samples for which only AuCN data is available. The challenge being that the cyanide extraction process is a partial extraction technique and thus results in a "partial" gold assay value, whereas fire assaying results in a "total" gold value. The database includes some 6,095 samples on which both AuFA and AuCN paired analyses have been performed. An examination of this data showed that the mean AuCN value was approximately 29% lower than the mean Au-FA value (Figure 11.28). However, the difference between the two analytical techniques was found to vary slightly as a function of grade and oxidation state (Figure 11.29).

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Figure 11.28 Comparison of Au-CN with Au-FA methods.

Source: APEX (2020)

Figure 11.29 Gold analytical technique vs oxidation state.

Source: APEX (2020)

11.6.8 Analysis of Ag data

APEX completed a detailed review of silver assay (analytical) data and observed that although silver is present in varying amounts throughout the Centennial and Seligman deposit areas, it has been inconsistently analyzed throughout the history of the Property. As a result, there are a number of different Ag analytical techniques within the Mt. Hamilton drillhole database, such as aqua regia (AR), cyanide leach (CN), fire assay (FA) and 4-acid (4A) digests. As with the Au data, there is a significant portion of the drillhole database where Ag analyses are reported by only partial extraction using aqua regia/2 acid digest, particularly for the 1994 to 1997 Rea Gold era of drilling, which accounts for more than 50% of the database. In addition, there are 19,606 samples for which there are no recorded Ag analyses.

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A "Ag re-assay" program was completed in 2019 to assess the variability of Ag data in key areas of the database and provide additional data for quantifying the relationship between Ag analyses by different techniques. The Ag re-assay program involved archived pulps samples from recent (2008-2012) drilling. APEX selected several pulps from the archived samples at the Ely facility and MM-LLC geologists selected pulps from the Lovelock facility for re-analysis. A number of the pulps had insufficient material, however, a total of 664 pulps contained sufficient pulp material for follow-up assaying. The distribution of drillholes that these pulps were collected from is shown in Figure 11.30.

Figure 11.30 Drillhole location and pulp selection.

Source: APEX (2019)

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The main Ag analytical techniques in the database included total Ag (or near total) by FA and 4A geochemical analysis (near total 4 acid digestion), as well as partial Ag analytical techniques including geochemical analysis with AR digest and CN leach. In order to allow for the calculation of near total 4A Ag values for samples with partial extraction Ag values (i.e. Ag-AR and/or Ag-CN values), the 664 samples were analyzed for Ag by 4A, AR and CN digests. An examination of the resulting data for these samples identified only a 6% difference (drop) in the mean AR value relative to the 4A technique (Figure 11.31). However, there is a 53% difference (drop) in the mean CN value relative to the 4A technique (Figure 11.32). The relationship between CN and 4A values was found to vary somewhat with the degree of oxidation of the samples.

Figure 11.31 Comparison Ag AR to Ag 4 acid analytical technique.

Source: APEX (2019)

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Figure 11.32 Comparison Ag CN to Ag 4 acid technique.

Source: APEX (2019)

An additional 64 pulps (62 with sufficient material), from the 2010 to 2012 drillholes were analyzed for follow-up FA silver analyses to compare silver by FA versus 4 acid digestion. In general, the results from 4 acid digestion method had a slightly higher (6%) mean grade compared to the FA values (Figure 11.33). The FA method employed a 30 g aliquot, whereas the 4A digestion utilizes a 0.5 g aliquot.

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Figure 11.33 Comparison Ag FA to Ag 4 acid technique.

Source: APEX (2019)

11.7 Adequacy of Sample Collection, Preparation, Security and Analytical Procedures

QA/QC procedures form a key component in supporting sample precision and accuracy, and therefore the validity of the data on which Mineral Resource estimates are based. Through evaluating the QA/QC results for a combination of blanks, SRMs, CRMs, and different types of sample duplicates (field, crushed and pulverized), it is possible to assess potential sources of grade variability within the samples.

Mr. Turner and Mr. Dufresne reviewed the supplied blank, SRM, CRM, and duplicate sample submissions, and the laboratory and assay methods used. Based on the QA/QC results, Mr. Dufresne is of the opinion that the sample preparation and assay methods are free from significant contamination. Assay methods are also considered to be reasonably accurate and, in the case of the SRM/CRM samples, to have a good level of precision.

Mr. Dufresne concurs with the previous assessments by MRDI (1997) and SRK (2009) that the observed assay variations are within acceptable limits and that there is no evidence of significant analytical issues in the historical data within the current Mt. Hamilton database. It is the opinion of Mr. Dufresne that the sample preparation, security, and analytical procedures adopted meet accepted industry standards and are adequate to ensure overall data quality.

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12 Data Verification

The details of a significant data verification effort that was conducted in 2019 by APEX and MH-LLC on the drillhole database are discussed below. This work included:

• Core processing facility

o Examination of original drill logs, analytical certificates, collar surveys, downhole surveys, geological logs and data, density measurements and a significant validation effort regarding the analytical database.

o Discussion of Property geology with MH-LLC project geologists.

• Mt. Hamilton Property

o Visit Seligman pit and road cuts plus reclaimed drill pads at Centennial.

o Discussion of Property geology with MHLLC project geologists.

The 2018-2019 database verification, re-logging and geological modeling work completed by APEX was supervised by Authors, Mr. Michael Dufresne, M.Sc., P.Geol., P.Geo. (President and Senior Consulting Geologist) and Mr. Andrew Turner, P.Geol. (Principal and Senior Consulting Geologist). The work included a total of 4 visits to Ely, NV by APEX personnel including a formal site visit to the Mt. Hamilton Property involving Mr. Dufresne and Mr. Turner on November 2, 2017. Subsequently, APEX personnel conducted work at the Ely storage facility during 3 visits between February 23 and March 3, 2018; April 5 and 20, 2018; and February 5 and 11, 2019.

12.1 Mt. Hamilton Databases

Data associated with the Mt. Hamilton Property was stored by various operators using several different electronic sample databases. No documentation has been found describing the type of database used by Union Carbide, Phillps, Westmont and Augusta to store data.

Little documentation is available regarding the acquisition or storage of data for Rea Gold. Based on the MRDI 1997 report it appears data was stored digitally in a Mineral Evaluation Data System (MEDS) format, an early 3-D modeling and mining software developed by Mintec (now Hexagon). SRK managed the drill-hole database on behalf of Solitario. SRK initially used Microsoft Access before transferring across to Hexagon's MineSight Torque based database system.

In 2019, Mt. Hamilton LLC commenced hosting the drillhole database in Maxwell's DataShed, a database management software. Original certificates in csv format were directly imported, or csv files generated from pdf or paper versions and then imported. As of the date of this report, information that has been loaded into DataShed includes collar, downhole survey, assay, lithological and multi-element data. Mt Hamilton LLC's database is maintained on the Company's remote server located in another USA state, and nightly remote back-ups are made.

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12.2 APEX Drillhole Verification

12.2.1 Collar Locations

Roughly half of the drillholes (538) within the current Mt. Hamilton drill database were drilled between 1994 and 1997 when Rea Gold was conducting mining at the Seligman Deposit. The exact method of capturing collar coordinates was not recorded, however, based upon a previous review of the data prior to a historical resource estimation effort completed in 1997 (MRDI, 1997) and based upon the degree of accuracy of the coordinates (most values are recorded to the tenth of a foot), it is likely that the collars were formally surveyed by the mine survey team. A number of paper copies of what look like survey instrument coordinate and information dumps were located and verified against the geological paper logs and the digital drillhole database coordinates. The locations of the 2008, 2010, 2011 and 2012 drillholes (76), were determined by formal surveying by Basin Engineering, Ely, Nevada using a Trimble R8 GNSS system.

With respect to the remaining drillholes within the current Mt. Hamilton drill database, for which there is currently no formal supporting documentation for their collar locations, APEX was unable to find any such documentation during its extensive document search. Mining at the Seligman Deposit in the 1990's has eliminated the possibility of physical collar validation in the field. Additionally, during visits to the site in May 2018 and April 2019, it was noted by APEX personnel that the majority of the trails/roads at the Centennial Deposit area, along which drilling was conducted, had been reclaimed, which precluded the checking of many drill collars on the ground. That being said, an examination of the drill collars at the Centennial Deposit in Google Earth showed that they correlate well with the visible extents of the now reclaimed drill trails.

12.2.2 Downhole Surveys

The current Mt. Hamilton drill database includes 85 holes (7% of the total) with documented downhole orientation survey data (Table 12.1). The number of holes has been increased by recent document searches completed by APEX from the 28 drillholes with recorded downhole surveys in the pre-2018 Mt. Hamilton drill database.

Table 12.1 Downhole surveys classified by year and company/contractor

Year	No. of holes	Target	Company
1975-1995	27	Mt Hamilton	Unknown
1961-1981	29	Monte Cristo/U4	Unknown
1997	4	Mt Hamilton	Compu-Log Unknown Contactor
2010-2013	25	Mt Hamilton	International Directional Services

Source: APEX (2019)

The holes show very minor deviation rates and SRK (2010) noted that 15% of the 1997 drillholes were surveyed (downhole) and showed very minor deviations of less than 2 ft per 200 ft horizontally. Furthermore, it should be noted that nearly 80% of the drillholes within the current Mt. Hamilton drill database are vertical and thus deviations are likely to be limited and, even if present, would likely be consistent.

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12.2.3 Assay Database

Extensive work has been completed by APEX and MH-LLC to import the drillhole database into DataShed based on the original certificate data and along with all the metadata. The database has been verified and is considered to be appropriate for use in the resource estimation effort discussed in Section 14 of this Report. In the opinion of APEX, there are no unusual circumstances or factors that would adversely affect the quality of the current Mt. Hamilton drill database.

12.2.3.1 Silver Re-assay 2019 Program

A total of 664 MH-LLC archived pulps spanning the 2010 to 2012 drill programs were re-assayed for silver at ALS in Reno, NV in 2019. The majority of the archived pulp samples contained >100 g of material. All of the samples were analyzed for trace silver utilizing Atomic Absorption Spectroscopy (AA) following a near-total 4-Acid digestion (lab code Ag-AA61, 0.25 g sample aliquot). Samples returning Ag results > 10 ppm Ag (64) were additionally analyzed by a gravimetric fire assay (lab code Ag-GRA21, 30 g sample aliquot). All samples were homogenized (HOM-01) prior to analysis. ALS Reno is an ISO 9001:2015 certified and ISO/IEC 17025:2017 accredited geoanalytical laboratory and is independent of the Company, the Author.

Sampling was conducted during the resource and modeling stages to compare analytical finishes across historic data (4A, AR, and CN). Comparison of the analytical techniques of the historical samples identified a 6% difference (drop) in the mean Ag AR value relative to the Ag 4A technique, and a 53% difference (drop) in the mean Ag CN value relative to the 4-acid technique. Additionally, the relationship between Ag cyanide leach and Ag 4-acid values were found to vary with the degree of oxidation of the samples.

12.2.4 Drill Log Lithologic Units

APEX examined almost all of the available archived drill logs representing 1,027 of the 1,090 drillholes within the current database. Although several different logging styles have been utilized throughout the historical drilling at the Property, no significant issues were noted with respect to the major lithologic units recorded in the database relative to the original log descriptions.

12.2.4.1 Detailed Centennial Drill Sections

APEX conducted detailed examinations and re-logging of archived chips from 35 RC drillholes and intervals from 13 core holes, all from the Centennial deposit area. The relogged drillholes at Centennial were selected for their location along six northeast oriented sections distributed along the full length of the Centennial deposit. The detailed re-log by APEX of the 48 Centennial holes refined lithologic units, including the extent of the mineralized zones, and added detail with respect to sulfide occurrences, quartz vein and oxide type (color) and intensity (degree of oxidation).

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12.2.5 Specific Gravity Measurements

APEX (2019) located and tested two original SRK SG samples at the Ely facility that were comprised of quartered pieces of core still in their respective sample bags, which had not yet been returned to their respective core boxes. The first sample comprised 9 pieces of uncoated quartered core from hole MH12017 from the interval 280 to 284 ft, for which APEX's weighted average SG measurement was 2.55, versus the SRK measurement of 2.57 (within 1%). The second sample comprised wax coated quartered core pieces from the same hole but representing from the interval 42.2 to 47.2 ft. APEX (2019) examined the unwaxed pieces of core from the same interval still remaining in the archived core box and measured an SG value of 2.51. This value compared favorably (within 1% of) against the SRK SG determination of 2.53.

12.2.6 Comments on Drillhole Data Verification

Data verification completed by Author, Mr. Dufresne, comprised of checking collar, survey, geology, assay certificates and specific gravity measurements used in the MRE. Data verification did not identify material errors, suggesting that the drillhole database is reliable and can be used for the purposes of Mineral Resource estimation.

12.3 QP Site Inspection

Mr. Michael Dufresne, MSc, P.Geol., P.Geo, President of APEX and a Qualified Person, conducted a site inspection of the Mt. Hamilton Property for verification purposes on September 29, 2025. The inspection was conducted to assess the current site conditions and access, as well as Mt. Hamilton geology, alteration, and mineralization, and to collect independent verification samples. Mr. Dufresne traversed the north central portion of the Property and collected 6 outcrop samples for multi-element analysis. Mr. Dufresne maintained custody of the samples and delivered them directly to the ALS North Vancouver laboratory upon his return to Canada. Each sample was subject to standard preparation, gold analysis by fire assay, and multi-element analysis by four-acid digestion with ICP-MS finish (ALS method ME-MS61). ALS Vancouver is an ISO 9001:2015 certified and ISO/IEC 17025: ISO/IEC 17025:2017 accredited geoanalytical laboratory and is independent of the Company, the Author.

Rock types and mineralization observed at the Property are consistent with the reported geology and historical exploration results. The maximum values of gold and tungsten were returned from sample 25MDP501 collected to the south of the Centennial deposit (Figure 12.1 and Table 12.2). Sample 25MDP501 returned 0.922 ppm Au, 24.8 ppm Ag, 291 ppm As, 242 ppm Sb, 1,100 pm Cu, and 411 ppm W. Sample 25MDP500 returned 6,880 ppm Mo and 298 ppm W.

The QP samples returned low grade gold mineralization, elevated molybdenum and tungsten, and anomalous pathfinder elements, including antimony and arsenic.

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Figure 12.1 Traverse and samples collected during the author's 2025 site visit.

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2044000
2046000
2048000
2050000
2052000
14262000
14260000
14258000
14256000
14254000
N
Seligman Deposit
0.001 ppm Au
0.773 ppm Au
Seligman Stock Deposit
0.821 ppm Au
0.194 ppm Au
0.025 ppm Au
Centennial Deposit
0.922 ppm Au
Legend
Property Outline
Site Visit Track
Site Visit Sample
Miles
MT. HAMILTON
Mt. Hamilton, Nevada, USA
2025 Site Visit
1:20,000
UTM N27 Zone 11
October 2025
0
2,000
ft
APEX GEOSCIENCE

Source: APEX (2025)

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Table 12.2 QP site visit sample results.

Sample ID	Easting NAD83 Zone 11 (metres)	Northing NAD83 Zone 11 (metres)	Easting NAD27 Zone 11 (ft)	Northing NAD27 Zone 11 (ft)	Rock Description	Au (ppm)	Ag (ppm)
25MDP500	624423	4346079	2048650	14258076	Possible molybdenite and specularite in skarnified sediments south edge of Deep Pit	0.001	0.08
25MDP501	624404	4345049	2048563	14254701	Weakly altered, malachite and Qtzv sediments	0.922	24.8
25MDP502	624491	4345428	2048867	14255938	Stockwork veins, altered monzonitic intrusion with flat limonitic zones	0.025	9.54
25MDP503	624310	4345949	2048259	14257653	Altered limonitic intrusion	0.194	4.07
25MDP504	623970	4345811	2047163	14257197	Banded sediment goethitic Qtzv	0.821	1.22
25MDP505	624317	4346214	2048281	14258521	Qtzv and limonitic rock west edge of Seligman Pit	0.773	0.92

Source: APEX (2025)

12.4 Validation Limitations

A large portion of the data is historical in nature and incomplete records of original data result in some limitations during verification campaigns.

12.5 Adequacy of the Data

Mr. Dufresne has reviewed the adequacy of the exploration and mining information and the Property's physical, visual, and geological characteristics. No significant issues or inconsistencies were discovered that would call into question the validity of the data. In the opinion of Mr. Dufresne, the Property data is adequate and suitable for use in this Report, including the MRE.

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13 Mineral Processing and Metallurgical Testing

Metallurgical testwork confirms that material from the Centennial, Seligman, and Seligman Stock (Igneous) deposits are amenable to a conventional heap leach flowsheet. Metallurgical interpretation for these deposits is based on the 2019 data package provided by MH-LLC.

The processing plan would envision mineralized material from all three deposits being crushed to 5/8 inch before being stacked by a mobile conveyor system and heap leached; cement agglomeration would not be required given the crushed material's good permeability characteristics. Solubilized gold and silver would be recovered from the leachate using zinc cementation in a Merrill-Crowe circuit; precious metal precipitate would subsequently be smelted to produce doré on-site.

13.1 Metallurgical Testwork

Testwork for the Mt. Hamilton Property consists of 6 campaigns which occurred between 1988 and 2013 with the majority of test work focusing on the development of a heap leach process flowsheet and design (Table 13.1). Material from the Centennial deposit was tested in campaigns between 1988 and 2011, while the campaigns between 2011 and 2013 tested material from the Seligman and Seligman Stock deposits. All campaigns were conducted at McClelland Laboratories, Inc. (MLI) and Kappes, Cassiday & Associates (KCA), both reputable metallurgical laboratories with respect to heap leach testing. The full body of testwork consisted of 21 column leach tests and 218 bottle roll tests, as well as load permeability testing and multi-element ICP analysis.

Table 13.1 Testwork campaign summary.

Year	Deposit	Testwork campaign	Column leach tests	Bottle roll tests
1988	Centennial	MLI 1263	3	8
1997	Centennial	KCA	9	5
2010	Centennial	MLI 3354	2	64
2011	Seligman Stock	MLI 3604	-	16
2011	Centennial	MLI 3528	2	38
2013	Seligman, Seligman Stock	MLI 3777	5	87
Total:			21	218

All 3 deposits exhibit fast leaching kinetics with high heap leach recoveries for oxide materials; recoveries for sulphide materials are lower. Gold recovery is generally insensitive to feed size between 1.5" and 140 mesh with no relationship observed between head grade and column leach test recovery. 12 of the 21 column leach tests were subjected to short leach cycles and were terminated at ≤54 days; laboratory data shows that leaching of gold and silver was still occurring when these tests were terminated, and that additional recovery would be expected with a longer or extended leach cycle. Reagent consumption levels for all three deposits is expected to be low to moderate.

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ICP analysis of the samples tested showed low concentrations of mercury and copper. Some samples, primarily from the Seligman and Seligman Stock deposits, did report relatively high concentrations of arsenic, zinc, and lead; however, these elements did not appear to substantially affect recovery or reagent consumption under heap leach processing conditions and are not expected to impact operations. ICP analysis of pregnant solutions from column leach tests confirm this by showing that the deleterious elements present in the samples did not significantly solubilize during the column leach tests.

13.1.1 1988 - MLI Job No. 1263

Drill core sample from the Centennial deposit was used to prepare 2 composites, referred to as the Upper Zone and Lower Zones, for bottle roll and column leach testing. Both composites have been classified as oxide material. The Upper Zone composite reported an average head grade of 0.041 oz/ton Au and 0.14 oz/ton Ag while the Lower Zone composite reported an average head grade of 0.077 oz/ton Au and 0.19 oz/ton Ag. Bottle rolls were conducted at feed sizes of P80 ¾", ½", ¼", and 100 mesh, while column leach tests were conducted at feed sizes of P100 ¼" and ¾" for the Lower Zone and ¼" for the Upper Zone.

Bottle roll recoveries were variable between 66.7% Au and 83.8% Au with a weak relationship between finer feed sizes and increasing recovery.

Column leach tests showed rapid gold extraction with recoveries of 77.2% Au to 80.4% Au after 47 days of leaching. Silver recoveries were lower, ranging from 36.8% Ag to 40.0% Ag. Column leach tests showed low consumption of cyanide, ranging from 1.24 lb/ton to 1.43 lb/ton, with moderate addition rates of hydrated lime, ranging from 5 to 7 lb/ton. Good permeability characteristics were reported with no agglomeration pre-treatment required for the column leach tests. Tailings screen analysis indicated that crushing to feed sizes finer than ¾" would not significantly increase heap leach recovery.

13.1.2 1997 - KCA

Drill core sample from the Centennial deposit was used to prepare 8 composites for bottle roll and column leach testing. All composites have been classified as oxide material. Head grades for the composites ranged from 0.039 oz/ton Au to 0.126 oz/ton Au and 0.17 oz/ton Ag and 0.63 oz/ton Ag. Bottle rolls were conducted on 5 composites at a feed size of P100 100 mesh. A total of 9 column leach tests were conducted on the 8 composites: 2 at a feed size of P100 1.5", and 7 at a feed size of P100 1" with one of the composites being tested at both feed sizes.

Bottle roll test gold recoveries ranged from 82.1% Au to 90.6% Au while silver recoveries ranged from 22.2% Ag to 69.7% Ag.

Column leach test gold recoveries ranged from 77.5% Au to 86.0% Au, averaging 81.7% Au, after 54 days of leaching for those conducted at a feed size of 1.5"; for those conducted at a feed size of 1" gold recoveries ranged from 65.9% Au to 82.5% Au, averaging 76.5% Au, after 44 to 48 days of leaching. For all 9 column leach tests silver recoveries were lower than gold recoveries and ranged between 9.1% Ag to 58.8% Ag. Column leach tests showed low consumption rates of cyanide, ranging from 1.27 lb/ton to 1.91 lb/ton, with a low hydrated lime addition rate of 2.0 lb/ton. Copper concentration levels in the pregnant leach solution was assayed during the column leach tests and was generally low; maximum copper solution concentration ranged between 6.73 mg/L to 59.0 mg/L with an average of 28.3 mg/L for all column leach tests. Results from the column leach tests suggest good permeability characteristics with a low amount of compaction, or slump, being recorded during the tests.

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13.1.3 2010 - MLI Job No. 3354

Samples from 2 Centennial deposit drillholes, MH08004 and MH08005, were used to prepare 16 drill core interval composites and 16 assay reject composites which were subjected to bottle roll leach tests before being composited into 2 individual drillhole composites for column leach testing. All composites have been classified as oxide material. Drill core interval composite head grades ranged from <0.0003 oz/ton Au to 0.126 oz/ton Au while assay reject composite head grades ranged from <0.0003 oz/ton Au to 0.0878 oz/ton Au. Drill core interval composites were subjected to bottle roll tests at feed sizes of P100 1.5", 1", ½" while assay reject composites were subjected to bottle roll tests at a feed size of P100 12 mesh. Column leach tests were performed on the individual drillhole composites at a feed size of P100 1".

Average recoveries from the MH08004 composites at 1.5", 1", ½" and 12 mesh feed sizes were 67.6% Au, 74.8% Au, 75.8% Au and 79.4% Au, respectively. Average recoveries from the MH08005 composites at 1.5", 1", ½" and 12 mesh feed sizes were 62.0% Au, 62.1% Au, 71.4% Au and 70.9% Au, respectively.

Calculated head grades for column leach test composites were 0.0324 oz/ton Au and 0.376 oz/ton Ag for the MH08004 composite, and 0.0332 oz/ton Au and 0.423 oz/ton Ag for the MH08005 composite. Recoveries were 72.1% Au and 21.7% Ag in 122 days of leaching for the MH08004 composite; recoveries were 75.5% Au and 37.9% Ag in 121 days of leaching for the MH08005 composite. Extraction of gold was relatively rapid for both composites. Cyanide consumption was moderate for both composites, ranging from 2.70 lb/ton to 3.08 lb/ton, with a moderate hydrated lime addition rate of 4.4 lb/ton. Pregnant leach solution composites from days 1 to 5 of column leach testing were subjected to ICP analysis; copper concentration ranged from 15.8 mg/L to 22.2 mg/L while concentrations of arsenic, mercury, zinc and lead were low. Good permeability characteristics were reported with a low amount of slump being recorded during the tests.

"Spotty", or coarse, gold was reported with some of the composites with a poor reconciliation between actual and calculated head assays.

13.1.4 2011 - MLI Job No. 3604

This testwork program sought to compare performance for heap leaching and milling of Stock material. Reverse circulation cuttings from 2 Stock drillholes, MH11003 and MH11004, were used to prepare 8 composites for bottle roll testing. All composites have been classified as oxide material. Bottle roll tests at feed sizes of P80 12 mesh and P80 140 mesh were conducted on each of the 8 composites for a total of 16 bottle roll tests.

Samples used for bottle roll tests had gold head grades ranging from 0.0086 oz/ton Au to 0.0206 oz/ton Au. Gold recoveries for the 12 mesh bottle roll tests ranged from 59.2% Au to 82.1% Au while gold recoveries for the 140 mesh bottle roll tests ranged from 57.5% Au to 83.2% Au, confirming that no material improvement to gold recovery was achieved by grinding down to 140 mesh. Samples for all bottle roll tests had an average silver head grade of 10.5 oz/ton Ag; silver recovery for all bottle roll tests averaged 52.1% Ag with an average increase in silver recovery of 12.8% as a result of grinding to 140 mesh. Cyanide and lime requirements for all bottle roll tests were low.

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ICP analysis was performed on all 8 composites. Arsenic concentration ranged from 674 ppm to 2030 ppm, copper from 81 ppm to 337 ppm, and antimony from 88 ppm to 235 ppm, while concentrations of mercury, lead, and zinc were low. A correlation between increasing sulfur content (ranging from 0.03% to 0.15%) and increasing silver tailings grade was noted; no other significant correlations were reported. The report noted that assay repeatability for all samples was good.

13.1.5 2011 - MLI Job No. 3528

Samples from 3 Centennial deposit drillholes, MH10002, MH10003, and MH10004, were used to prepare 9 variability composites and 9 assay reject composites for bottle roll testing; the 9 variability composites were later combined into 2 composites for column leach testing. Of the 9 variability composites, 8 were classified as oxide with 1 classified as sulfide. Comminution testing was also performed on 3 whole drill core samples from 1 drillhole, MH10009.

Variability composite average head grades ranged from 0.019 oz/ton Au to 0.107 oz/ton Au, and 0.312 oz/ton Ag to 1.17 oz/ton Ag. Bottle rolls were conducted on all composites at a feed size of P80 ¾" and 140 mesh; 2 composites were also tested at P80 of ½", ¼", and 12 mesh for a total of 24 bottle rolls. Gold recovery at ¾" ranged from 32.2% Au to 73.7% Au, averaging 58.0% Au. Silver recovery at ¾" ranged from 12.0% Ag to 41.3% Ag, averaging 29.6% Ag. 3 of the 9 variability composites showed a significant increase to gold recovery at 140 mesh grind sizes, however the other composites showed negligible gold recovery sensitivity to feed size. Reagent requirements for bottle roll tests were generally moderate.

Assay reject composite average head grades ranges from 0.017 oz/ton Au to 0.133 oz/ton Au, and 0.22 oz/ton Ag to 1.84 oz/ton Ag. Bottle rolls were conducted on all composites at a feed size P80 of 140 mesh; 5 composites were also tested at a feed size P80 of 12 mesh for a total of 14 bottle roll tests. Gold recovery at 140 mesh ranged from 61.8% Au to 84.9% Au, averaging 72.4% Au. Silver recovery at 140 mesh ranged from 41.0% Ag to 75.7% Ag, averaging 58.7% Ag. No recovery sensitivity to feed size was observed. Reagent requirements for bottle roll tests were varied and ranged from low to high.

Comminution testing consisted of Bond Crushing Work Index and Bond Abrasion Index testing. Results for Crushing Work Index testing were low at 4.97 kWhr/ton, 7.85 kWhr/ton, and 8.03 kWhr/ton. Results for abrasion testing were also low at 0.00149, 0.00253, and 0.00124.

Head grades for column leach test composites were 0.0335 oz/ton Au, 0.472 oz/ton Ag, and 0.0452 oz/ton Au, 0.659 oz/ton Ag. 1 column leach test at a feed size of P80 ¾" was conducted on each composite. Recoveries for the 2 column leach tests were 81.7% Au and 35.6% Ag, and 79.4% Au and 56.6% Ag, in 118 days of leaching. Gold extraction was rapid for both composites. Cyanide consumption was moderate to high for both composites, ranging from 3.58 lb/ton to 3.76 lb/ton, with a moderate hydrated lime addition rate of 4.4 lb/ton. Tailings screen analysis indicated that crushing to feed sizes finer than ¾" would not significantly increase heap leach recovery. Good permeability characteristics were reported with a low amount of slump being recorded during the tests. Compacted load permeability testing was also performed and confirmed that the un-agglomerated material maintained adequate percolation characteristics to a stacking height of 224 ft.

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ICP analysis was performed on the variability composites. Arsenic concentration ranged from 510 ppm to 2270 ppm. Copper concentrations ranged from 74 ppm to 727 ppm. Lead concentrations ranged from 51 ppm to 1780 ppm, averaging 658 ppm. Antimony ranged from 153 ppm to 8650 ppm, with mean and median concentrations of 1652 ppm and 450 ppm, respectively. Zinc concentrations ranged from 279 ppm to 2900 ppm, averaging 1360 ppm. Mercury concentrations were low. A statistical analysis of the ICP data and the bottle roll test results did not reveal any significant correlations. The report noted that assay repeatability for all samples was good.

13.1.6 2013 - MLI Job No. 3777

This testwork campaign focussed on acquiring data to support the processing of oxide and sulphide material from Seligman and Seligman Stock deposits, as well as confirming the then-established process design criteria by conducting preg-robbing investigations and additional variability bottle roll tests. Separate sets of composites were prepared for preg-robbing, column leach, and variability bottle roll testing. Intervals used for all composites are shown in Appendix A.

Drill core samples from 4 drillholes were used to prepare 6 composites for preg-robbing investigation. The composites had gold head grades ranging from 0.0050 oz/ton Au to 0.461 oz/ton Au. The investigation consisted of paired bottle roll tests, at a feed size of 140 mesh, with and without carbon in the test charge. These tests indicate the potential for preg-robbing behavior if the recovery for tests with carbon are significantly higher than for those without carbon, implying that the tests without carbon have been "preg-robbed" of solubilized gold and thus report lower recoveries. Recoveries from the samples were low, ranging from 2.1% Au to 30.5% Au, however no significant difference in recoveries between any of the paired bottle roll tests was observed, therefore confirming that no preg-robbing species were present in the samples.

Drill core intervals were used to prepare 32 variability composites for bottle roll testing. Each composite was tested at a feed size P80 of 12 mesh and 140 mesh for a total of 64 variability bottle roll tests. Head grades for the composites ranged from 0.0061 oz/ton Au to 0.124 oz/ton Au and 0.035 oz/ton Ag to 3.03 oz/ton Ag. Gold assay repeatability was generally good. Gold recoveries for the 12 mesh tests ranged from 6.6% Au to 87.1% Au while for the 140 mesh tests gold recoveries ranged from 6.3% Au to >97.8% Au. In general, variability bottle roll test recoveries were not sensitive to grind size with more oxidized composites tending to report higher recoveries. Reagent consumptions for the bottle roll tests varied widely from low to high.

ICP analysis was performed on the variability composites. Arsenic concentration was moderate to high, ranging from 385 ppm to >10,000ppm. Copper concentration was low, ranging from 11.3 ppm to 274 ppm. Lead concentration was low to moderate, ranging from 7 ppm to 3780 ppm. Zinc concentration was low to moderate, ranging from 169 ppm to 7130 ppm. Mercury and organic carbon concentrations were low.

Drill core samples from 7 drillholes were used to prepare 6 composites for column leach testing. Table 13.2 shows the source deposit and redox classification of these samples. All 6 composites were subjected to bottle roll tests at a feed size P90 ¾", composite MHSS showed poor recovery at this size and was not tested further. The remaining 5 samples were subjected to bottle roll tests at a feed size of P90 140 mesh followed by column leach testing at a feed size P90 of ¾". All composites exhibited only slightly increased bottle roll test recoveries at the finer grind size with the exception of composite MHSO which showed a recovery increase of 22.3% Au when ground to 140 mesh.

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Table 13.2 MLI 3777 composite data.

Composite	Deposit	Redox	Calculated head grade		Bottle roll test recovery, 3/4"	Column leach test recovery, 3/4"
			oz/ton Au	oz/ton Ag	% Au	% Au	% Ag
MHSO	Seligman	Oxide	0.021	0.041	54.3%	73.2%	42.9%
MHIO	Stock	Oxide	0.016	0.149	68.2%	85.5%	26.2%
MHCNO	Stock	Oxide	0.021	0.397	74.4%	78.1%	47.1%
MHST	Seligman	Sulfide	0.063	0.245	29.7%	28.6%	47.2%
MHIT	Stock	Sulfide	0.015	0.210	28.6%	34.0%	35.2%
MHSS	Seligman	Sulfide	0.023	0.029	4.1%	-	-

Column leach tests showed high gold recoveries for oxides, averaging 78.9% Au, in 106 days of leaching; lower recoveries were reported for sulfide samples, averaging 31.3% Au. Cyanide consumption for all composites was moderate, ranging from 2.36 lb/ton to 3.88 lb/ton, with low hydrated lime addition rates, ranging from 1.4 to 2.4 lb/ton. Good permeability characteristics were reported, with a low amount of slump, for all composites during the tests. Compacted load permeability testing was also performed on composite MHIO and confirmed that the un-agglomerated material maintained adequate percolation characteristics to a stacking height of 201 ft.

ICP analysis was performed on the column leach test composites. Arsenic concentration ranged from 1400 ppm to 7840 ppm, with a mean and median of 3538 ppm and 2655 ppm, respectively. Copper ranged from 14.5 ppm to 125 ppm. Antimony ranged from 67.6 ppm to 159.0 ppm. Zinc ranged from 76 ppm to 1460 ppm with a mean and median of 574 ppm and 371 ppm, respectively. Mercury, lead, and organic carbon concentrations were low. For oxide composites (MHSO, MHIO, and MHCNO) sulfide concentration was low at ≤0.12%, sulfide concentration for sulfide composites (MHST, MHIT, and MHSS) ranged from 0.55% to 1.19%.

ICP testing was also performed on pregnant leach solution composites from days 1 to 5 of column leach testing; results showed that the deleterious elements identified on the column leach test composite head ICP analysis did not significantly solubilize into solution during the column leach testing. For the pregnant leach solution composites, solubilized As concentration ranged from <0.1 mg/L to 1.2 mg/L, Cu from 9.4 mg/L to 37.4 mg/L, and zinc from 3.5 mg/L to 131 mg/L.

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13.1.7 Sample Representivity

Sample representivity for the 3 deposits is considered to be good with suitable sampling of the 3 mineralized bodies' spatial extents and metallurgical character of both mineralization and host rock, including deleterious elements which could potentially impact processing.

All mineralization types were sampled with the exception of Centennial Sulfide; however, given this mineralized material type's small percentage of the total resource ounces, and the consistent metallurgical performance of sulfide rock types relative to oxide mineralized material types from the other 2 deposits (likely due to similar mineralogy for all deposits' oxide and sulfide mineralization), direct sampling of this mineralized material type is not critical.

Much of the historical testwork focused on Centennial Oxide material, as a result this mineralized material type has been extensively sampled and tested; Table 13.3 displays the coverage for column leach testing for each mineralized material type.

Table 13.3 Column leach test coverage by mineralized material type.

Mineralized material type	Resource tons	% Resource tons	Resource oz	% Resource oz	Column leach tests performed	oz Au per column leach test
	(Mst)	(%)	(oz Au)	(%)	(#)	(oz/#)
Centennial Oxide	15.1	58.1%	363,428	67.2%	16	22,714
Centennial Sulfide	1.4	5.4%	30,500	5.6%	-	-
Seligman Oxide	2.1	8.2%	42,751	7.9%	1	42,751
Seligman Sulfide	0.4	1.5%	11,139	2.1%	1	11,139
Stock Oxide	6.7	25.8%	86,657	16.0%	2	43,328
Stock Sulfide	0.3	1.0%	5,978	1.1%	1	5,978
Total	25.9	100%	540,453	100%	21	-

Average column leach test grades are 0.042 oz/ton Au and 0.33 oz/ton Ag; these are high relative to the average resource grades of 0.021 oz/ton Au and 0.17 oz/ton Ag but are not expected to result in a deviation from the predicted recovery during operations as the metallurgical testwork confirmed there is no relationship between head grade and recovery.

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13.2 Recovery Estimates

The gold and silver recovery estimates shown in this section have been derived as follows:

• Centennial Oxide

Calculated using the arithmetic average of the 16 column leach test results from both the McClelland and KCA laboratories conducted between 1988 and 2011; results were adjusted to account for instances of short laboratory leaching cycles. A 2% lab column to field deduction was applied to the average adjusted recovery of 81.3% to obtain the final field recovery of 79.3%.

• Seligman and Seligman Stock, Oxide and Sulfide

Calculated using the strong relationship between cyanide soluble fraction of total gold (CN/FA%) and column leach test recovery results. CN/FA% data was used to help contextualize the column leach test data as there were a limited number of column leach tests performed. Gold recoveries estimated using this method were regarded as an estimation of field recoveries and thus did not require an additional lab to field deduction. A 2% deduction was used for the silver recovery. CN/FA% is the fraction of cyanide recoverable gold and the contained gold from fire assay for a pulverised sample. See the relationship developed in Figure 13.1 using the results from tests conducted at McClelland laboratories in 2013.

• Centennial Sulfide

Calculated using the average ratio of recovery for Oxide and Sulfide mineralized material types for both the Seligman and Seligman Stock deposits, applied to the Centennial oxide field recovery. See Table 13.4 for the recovery ratios and the final factor of 0.392 for Au and 1.032 for Ag; these factors were applied to the Centennial Oxide recoveries to yield the final Centennial Sulfide recoveries of 31.0% Au and 39.5% Ag.

The field recovery estimates are shown in Table 13.5.

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Figure 13.1 Au CN/FA% vs column leach Au recovery %.

Source: MH-LLC (2021)

Table 13.4 Deposit sulfide to oxide recovery ratio analysis.

	Au Rec (%)	Ag rec (%)
Ratio sulfide/oxide Seligman	0.386	1.105
Ratio sulfide/oxide Stock	0.397	0.958
Average	0.392	1.032

Table 13.5 Field recovery estimates for the Mt. Hamilton Property.

Mineralized material type	Au recovery (%)	Ag recovery (%)
Centennial Oxide	79.3%	38.3%
Centennial Sulfide	31.0%	39.5%
Seligman Oxide	75.8%	40.9%
Seligman Sulfide	29.3%	45.2%
Stock Oxide	85.5%	34.7%
Stock Sulfide	33.9%	33.2%

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13.3 Metallurgical Variability

Sufficient variability testing has been completed for the Centennial Oxide mineralized material type with 16 column leach and 115 bottle roll leach tests conducted. This mineralized material type represents ~60% of the resource tonnage.

64 variability bottle roll tests were performed on Seligman and Seligman Stock deposits as part of MLI campaign #3777. Results were consistent with the metallurgical interpretation in that more oxidized composites tended to report higher recoveries, and that gold recoveries were generally insensitive to feed size between 12 mesh and 140 mesh. Additional column leach test data is recommended for the Seligman and Seligman Stock deposits to improve spatial variability for those deposits.

13.4 Deleterious Elements

Samples from Centennial, Seligman Stock, and Seligman were all subjected to ICP analysis as part of the metallurgical testwork. These analyses show that all 3 deposits contain low concentrations of copper and mercury. ICP analysis of column leach test pregnant solutions confirms these results by showing a low amount of soluble copper and mercury in the leachates produced.

Organic carbon content of the samples tested is low; preg-robbing testing as part of the 2013 MLI campaign #3777 also shows no indication of preg-robbing behaviour which supports the understanding that preg-robbing organic carbon will not pose a risk to process recovery.

High concentrations of arsenic were identified by ICP analysis, notably in samples from the 2013 MLI campaign #3777. Arsenic poses a processing risk when it solubilizes into the leach solution, causing solution fouling and a loss of precious metal recovery (The Chemistry of Gold Extraction, Second Edition, Marsden et al). ICP analysis of column leach test composites and pregnant leach solution showed that although high levels of arsenic were present in some column leach test heads, the arsenic-bearing compounds did not solubilize during the column leach tests. Similarly, gold recovery does not show any relationship to composite arsenic concentration in the data from the column leach tests. As such, under operational heap leach processing conditions, arsenic is not expected to pose any issues during processing, nor impact operational recovery.

High levels of antimony were noted in 2 samples from 2011 MLI campaign #3528. Bottle roll tests using these samples, however, did not show significant impact to gold recovery due to antimony content. Antimony concentration in most other samples from all testwork campaigns was low to moderate, indicating that antimony is not likely to pose any issues during processing.

Elevated zinc levels were noted in some samples from the 2013 MLI campaign #3777. No clear relationship could be observed for either zinc concentration versus gold recovery, nor versus cyanide consumption in the variability bottle roll tests. As such, it appears unlikely that elevated zinc content in feed mineralized material to the heap leach will cause any processing issues.

Mt. Hamilton Property Technical Report	167	November 10, 2025

14 Mineral Resource Estimates

14.1 Introduction

This Mineral Resource estimate for the Mt Hamilton gold-silver deposit was completed by James N. Gray, P. Geo, Advantage Geoservices Ltd., using Geovia GEMS® software (version 6.7.3). The Mineral Resource estimate has been completed in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Estimation of Mineral Resources and Mineral Resources Best Practice Guidelines (29 November 2019). Mineral Resources have been defined based on the CIM definition standards for Mineral Resources and Mineral Resources (2014).

The Mineral Resource estimate is based on 886 drillholes, totalling 325,960 ft, completed between 1973 and 2012. Significant efforts have been made with respect to verifying and validating the drillhole database, including the standardization of geological information, which has facilitated interpretation and a revised geological model.

The updated Mineral Resource estimate for the Mt. Hamilton deposit described below is based upon the current interpretation of lithology, structure, and oxidation for the Seligman, Seligman Stock and Centennial deposits. Gold and silver grade were estimated by ordinary kriging (OK).

14.2 Drill Data and Model Setup

The Mineral Resource estimate is based on a total of 886 drillholes completed between 1973 and 2012. Table 14.1 lists details of drilling that was used for grade estimation; 88% of holes (77% by length) are RC. The remainder are core, or core below a rotary or RC collar. Ten 85 ft blast holes were also used in the Seligman Stock (Igneous) area.

Table 14.1 Mineral Resource drillhole summary.

Drill Type	No. of Holes	Total (ft)
Core	85	52,241
Mud-Rotary/Core	7	9,152
RC/Core	7	11,949
Subtotal Core	99	73,342
RC	777	251,768
Blast Hole	10	850
Total	886	325,960

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Table 14.2 lists the block model setup. A block size of 30 by 30 by 15 ft is considered an appropriate fit to the drill spacing as well an anticipated, reasonable production rate. Figure 14.1 illustrates the extents of the resource block model and the drilling used for estimation. The Area divisions of Seligman, Centennial and Seligman Stock (Igneous) were used as partial control in the estimation process.

Table 14.2 Block model setup.

Block	X	Y	Z
Origin[1]	506,000	635,200	9,650
Size (ft)	30	30	15
No. of Blocks	123	226	133
No rotation; 3,697,134 blocks [1] Southwest model top, block edge

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Figure 14.1 Block model limits and drill plan.

Source: Advantage Geoservices (2025)

14.3 Geological Model

A wireframe geologic model was created by SRK in 2018. These solids and surfaces were reviewed by MH-LLC personnel and determined to be an adequate interpretation of deposit lithologies. The SRK model included five rock type solids and 11 fault surfaces. Drill intervals were coded with geologic attributes to allow detailed statistical evaluation. Since the rock types were skarn associated, drilling was also coded with orthogonal distance to, and within, the igneous unit (heat source). To assess potential structural impact, distance to modeled structures was also investigated for correlation with grade. Fault intersections divided the block model volume into 14 fault blocks; the best-fit orientation of lithologic units in these blocks was used to orient the search used in oxide indicator estimation (see below).

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Search for grade correlation with specific lithology, and distances to structures and the igneous unit, proved to be uncompelling. Discussions with geology personnel and further EDA lead to the conclusion that grade was better correlated with degree of oxidation a variable that also correlates with in-situ density. Ultimately, oxide alone did not serve to adequately domain the deposit in terms of grade and the decision was made to utilize a grade shell approach as the main control for estimation.

14.3.1 Indicator Interpolation

Attributes such as oxide, can be interpolated into blocks to allow volume domaining, using an indicator approach. In general, the feature to be modelled is assigned a code of either 0 = absent, or 1 = present, at the scale of drillhole samples. Those codes (indicators) are then interpolated into blocks by conventional estimation techniques; resultant values range between 0 and 1 and are effectively the probability of the presence of the feature.

In order to designate blocks as inside or outside the targeted volume, a probability threshold must be chosen to separate blocks into the two groups. The threshold was determined by back-tagging sample data with the estimated indicator probabilities and then selecting the probability level that resulted in the fewest composites being assigned to the wrong grade bin (above and below the indicator threshold).

14.3.2 Oxide Indicator Interpolation

Oxidation has been logged (and relogged) in various campaigns using a variety of scales over the exploration history at Mt. Hamilton. For the generation of this oxide model, a standardized relogged compiled oxide dataset was utilized. Indicators were set to a value of 1 where intervals have been logged as moderately to strongly oxidized; where there was evidence of some level of oxidation an indicator value of 0.5 was applied. The oxide indicator was set to 0 where there was some presence of sulfide mineralization. Intervals without mention of sulfide or oxide were omitted - as opposed to being set to 0.

The oxide indicator was interpolated by inverse distance cubed weighting (ID3) per Area (Seligman, Centennial and Igneous). Search strategy was iteratively adjusted and resultant oxide models discussed with Mt. Hamilton project geologists. Final search was oriented to best fit lithologies within each of the 14 fault-bounded domains with soft boundaries across the faults; ID3 interpolation used a minimum of one and a maximum of eight samples with no limit on the number of samples per hole.

Choice of the probability threshold was somewhat non-standard due to the inclusion of the 0.5 indicator value. Implementation consisted of the determination of two thresholds per Area: a high threshold using only the indicators of '1' and a low threshold using the '0.5's and the '1's. Blocks were then coded as oxide using the average of the high and the low threshold probabilities by Area. These average probabilities were: 0.532 in Seligman, 0.528 in Centennial and 0.555 in the Igneous Unit; a section through the resultant model in shown in Figure 14.2.

Mt. Hamilton Property Technical Report	171	November 10, 2025

Figure 14.2 Section 507,400E - oxide block model by indicator estimation.

Source: Advantage Geoservices (2025)

Mt. Hamilton Property Technical Report	172	November 10, 2025

14.3.3 Grade Domain Indicator Interpolation

An indicator interpolation was also used to separate the modelled volume into mineralized versus low-grade/background domains. Log probability plots of gold assay within block model limits, indicated a break between the two grade populations at 0.07 ppm (0.002 oz/ton); see Figure 14.3Figure 14.3. Estimation of indicators was carried out in a single pass by Area, by ordinary kriging (OK).

Figure 14.3 Log Probability Plot - all gold assays.

Source: Advantage Geoservices (2025)

Indicator variography was carried out by Area. The variogram models used for estimation are detailed in Table 14.3. Sample search for indicator kriging matched the rotation of, and search distances matched the long ranges of, the variogram models tabled below. The mineralized versus background blocks and supporting indicator data is shown in cross-section in Figure 14.4.

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Table 14.3 Grade domain variogram models.

Domain	Rotation		Axis	Direction (dip/azimuth)	Nugget Effect	Spherical Component 1		Spherical Component 2
	(axis)	(RHR)				Sill	Range (ft)	Sill	Range (ft)
Area 1 Seligman	Z	30	X	00/060	0.38	0.29	45	0.33	175
	X	5	Y	-05/150			65		150
	Z	0	Z	85/150			30		125
Area 2 Centennial	Z	65	X	00/025	0.34	0.25	45	0.41	200
	X	5	Y	05/295			50		200
	Z	0	Z	-85/295			30		125
Area 3 Igneous	Z	155	X	00/295	0.50	0.17	30	0.33	110
	X	5	Y	-05/025			40		140
	Z	0	Z	85/025			35		145

Mt. Hamilton Property Technical Report	174	November 10, 2025

Figure 14.4 Section 507,400E - Indicator Modelled mineralized zones.

Source: Advantage Geoservices (2025)

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14.4 Density Assignment

There are 442 density measurements available within the resource model volume. Eighty percent of these were collected by Mt. Hamilton personnel or APEX. Interpolation of so few measurements is not a reasonable approach and average densities were therefore assigned based on modelled block attributes; samples were back-tagged with Area and oxide codes to generate the averages listed in Table 14.4.

Table 14.4 Available density measurements.

	Specific Gravity				Density (ton/ft3)
	Non-Oxide		Oxide		Non-Oxide	Oxide
	Count	Mean	Count	Mean
Seligman	26	2.88	17	2.61	0.090	0.081
Centennial	133	2.98	195	2.78	0.093	0.087
Stock	15	2.66	54	2.55	0.083	0.080

Density values were assigned to blocks based on the table above. Due to the correlation of gold grade and oxidation and to not understate the waste tonnage, blocks were only assigned the oxide density in cases where their grade exceeded 0.1 ppm (0.003 oz/ton). Fill and alluvium blocks were assigned a density of 0.050 ton/ft3.

14.5 Grade Capping

Grade capping is used to control the impact of extreme, outlier high-grade samples during grade estimation. Gold and silver assays were evaluated by domain using various statistical tools including histograms and probability plots to determine levels at which values deviate from the general population. Assay cap levels are listed in Table 14.5. Capped and uncapped composite statistic are included in Table 14.6 and Table 14.7; example assay probability plots are shown, for the Centennial Area, in Figure 14.5.

Table 14.5 Assay cap levels by domain.

Domain	Au (oz/ton)	Ag (oz/ton)
11 Seligman Background	0.102	0.87
12 Seligman Mineralized	0.437	2.62
21 Centennial Background	0.102	1.46
22 Centennial Mineralized	0.350	5.83
31 Stock Background	0.058	0.87
32 Stock Mineralized	0.204	4.37

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Table 14.6 Composite statistics - gold.

Domain	Count	Au (oz/ton)			AuCap (oz/ton)
		Mean	Max	CV	nCap'd	Mean	Max	CV
11	21,428	0.002	0.830	6.5	40	0.002	0.102	4.2
12	4,059	0.027	1.962	2.8	22	0.025	0.437	2.2
21	17,285	0.002	0.314	4.2	29	0.002	0.102	3.6
22	5,855	0.027	0.881	1.6	17	0.026	0.350	1.5
31	9,420	0.002	0.385	3.5	14	0.002	0.058	2.6
32	3,057	0.011	0.513	2.0	4	0.011	0.204	1.6
Background	48,133	0.002			83	0.002
Mineralized	12,971	0.023			43	0.022

Table 14.7 Composite statistics - silver.

Domain	Count	Ag (oz/ton)			AgCap (oz/ton)
		Mean	Max	CV	nCap'd	Mean	Max	CV
11	21,428	0.02	4.71	5.0	45	0.02	0.87	3.6
12	4,059	0.11	13.50	3.5	18	0.11	2.62	2.6
21	17,285	0.03	7.69	4.4	42	0.03	1.46	3.3
22	5,855	0.19	8.56	2.4	16	0.19	5.83	2.3
31	9,420	0.04	4.22	4.1	56	0.03	0.87	2.9
32	3,057	0.18	18.25	3.3	7	0.17	4.37	2.4
Background	48,133	0.03			143	0.02
Mineralized	12,971	0.16			41	0.16

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Figure 14.5 Centennial assay probability plots (background - left, mineralized - right).

Source: Advantage Geoservices (2025)

In the background domains (11, 21, 31), the variability of composite values, as measured by the coefficient of variation (CV=standard deviation ÷ mean), is high for use in linear grade estimation. In those domains a restriction was placed on the distance samples were included in the OK estimation process. Details are provided in Table 14.10 below.

The impact of grade capping can be measured by comparing uncapped and capped estimated grades above a zero cut-off. Metal removed through capping and outlier restriction, totals: 11% gold and 2% silver; the percentage gold removed by capping is skewed by application of the outlier restriction for background zone blocks. Classified blocks in domains 11, 21 and 31 (93% of blocks) had gold grade reduced by 19% while the mineralized blocks (7%) had 1% gold removed by capping.

14.6 Assay Compositing

Assays were composited to a constant length of five feet; 95% of drill samples within the block model limits were five feet in length. Composites were back-tagged with Area and grade shell (domains) for control during the grade estimation process. Twenty-eight composites of less than 2.5 ft in length were removed from the set used for grade estimation.

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14.7 Grade Variography

Spatial continuity of capped composite data was analysed using Supervisor® software (version 7.10). Data were subdivided by domain to establish suitable variogram model parameters for use in OK estimation. The variogram models used are listed in Table 14.8 for Au and in Table 14.9 for Ag.

Directions of continuity were determined from variogram maps. The nugget effect and sill contributions were derived from down-hole experimental variograms followed by final model fitting on directional variogram plots.

Table 14.8 Variogram models - gold.

Domain	Axis	Direction (dip/azimuth)	Nugget Effect	Spherical Component 1		Spherical Component 2
				Sill	Range (ft)	Sill	Range (ft)
Seligman Background (11)	X	23/214	0.45	0.32	70	0.23	95
	Y	-55/267			15		40
	Z	-25/135			30		50
Seligman Mineralized (12)	X	45/350	0.48	0.36	15	0.16	30
	Y	00/260			25		75
	Z	45/170			30		65
Centennial Background (21)	X	00/235	0.42	0.38	40	0.2	105
	Y	-90/000			15		210
	Z	00/145			10		95
Centennial Mineralized (22)	X	17/024	0.35	0.46	30	0.19	55
	Y	24/286			30		75
	Z	60/145			20		55
Stock Background (31)	X	70/235	0.39	0.3	45	0.31	235
	Y	-20/235			25		115
	Z	00/145			25		140
Stock Mineralized (32)	X	-04/249	0.43	0.42	100	0.15	130
	Y	-45/342			15		60
	Z	-45/155			15		35

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Table 14.9 Variogram models - silver.

Domain	Axis	Direction (dip/azimuth)	Nugget Effect	Spherical Component 1		Spherical Component 2
				Sill	Range (ft)	Sill	Range (ft)
Seligman Background (11)	X	90/000	0.23	0.22	15	0.55	500
	Y	00/280			10		65
	Z	00/190			10		50
Seligman Mineralized (12)	X	79/239	0.18	0.41	15	0.41	340
	Y	-10/266			45		310
	Z	-05/175			45		145
Centennial Background (21)	X	90/000	0.30	0.17	20	0.53	600
	Y	00/220			15		80
	Z	00/130			10		35
Centennial Mineralized (22)	X	03/130	0.51	0.32	100	0.17	230
	Y	-15/040			80		165
	Z	75/030			10		45
Stock Background (31)	X	00/030	0.26	0.19	20	0.55	225
	Y	00/300			20		125
	Z	90/000			20		425
Stock Mineralized (32)	X	05/064	0.41	0.36	50	0.23	115
	Y	-19/336			30		120
	Z	70/230			15		135

14.8 Grade Interpolation

Gold and silver grades were estimated by ordinary kriging; search parameters are listed in Table 14.10. An outlier restriction was used in the background domains to lessen the impact of the high-grade composites. Grades at which the restriction was applied (0.029 oz/ton Au and 0.437 oz/ton Ag) were selected based on probability plots of the combined low-grade composites. The 60 x 60 x 30 ft restriction distance is loosely based on indicator variograms at the outlier grade thresholds and represents a distance of two blocks in all directions.

Mt. Hamilton Property Technical Report	180	November 10, 2025

Table 14.10 OK search parameters.

Domain	Outlier Restriction (60 x 60 x 30 ft)		Search	Domain Code Matching		No. of Samples for Estimate
	Au (oz/ton)	Au (oz/ton)		Pass 1	Pass 2	Min	Max	Max/Hole
Seligman Background (11)	0.029	0.437	300/300/150	11	n/a	2	12	8
Seligman Mineralized (12)			300/300/150	12	11, 12	2	12	8
Centennial Background (21)	0.029	0.437	300/300/150	21	n/a	2	12	8
Centennial Mineralized (22)			300/300/150	22	21, 22	2	12	8
Stock Background (31)	0.029	0.437	300/300/150	31	n/a	2	12	8
Stock Mineralized (32)			300/300/150	32	31, 32	2	12	8

14.9 Model Validation

Estimated grades were validated using a variety of approaches. Block grades were compared visually to supporting composite data on section and plan maps. Results compared well; Figure 14.6 illustrates block grades and composite data on an example section.

Grades were also estimated by three other techniques and results were compared globally and spatially by generating swath plots along rows, columns and levels of the block models. A nearest neighbour (NN) model was estimated using the same search strategy as the OK interpolation and a set of 15 ft composites to appropriately match the block height. Two inverse distance models (squared and cubed weighting) were also estimated. All check model average grades agreed closely at zero cut-off indicating no bias. Example swath plot comparing the kriged Au estimate to NN and ID2 results along block model columns, row and levels are included in Figure 14.7.

Mt. Hamilton Property Technical Report	181	November 10, 2025

Figure 14.6 Section 507,400E - gold block model and composites data.

Source: Advantage Geoservices (2025)

Mt. Hamilton Property Technical Report	182	November 10, 2025

Figure 14.7 Swath plots through the gold resource model.

Mt. Hamilton Property Technical Report	183	November 10, 2025

Mt. Hamilton Property Technical Report	184	November 10, 2025

Source: Advantage Geoservices (2025)

14.10 Depletion

The Mt. Hamilton Property has been subject to surface mining activities and localized backfill. Blocks above the current topographic surface have been removed. Zones of backfill have been back-tagged as "99" in material type and assigned zero grades for both Au and Ag.

14.11 Mineral Resource Classification

The Mineral Resource is classified based on spatial parameters related to drill density and configuration, and the generation of an optimised pit. Blocks were initially classified as Inferred where estimated by two or more holes, or by a single hole within 100 ft. Indicated blocks are estimated by three or more holes and if the third closest hole is within 150 ft or the closest within 50 ft. Measured blocks are estimated by 11 or more holes in pass one, and the average of the three closest holes is no more than 75 ft, or the closest hole is within 25 ft; see Table 14.11. A section illustrating block classification relative to drilling is shown in Figure 14.8.

Table 14.11 Resource classification criteria.

Mt. Hamilton Property Technical Report	185	November 10, 2025

Category	Minimum No. of Holes	Maximum Average Distance to 3 Closest Holes (ft)	Maximum Distance to 3rd Closest Hole (ft)	Maximum Distance to Closest Hole (ft)	Estimated in Pass
Measured	11	75			1
	11			25	1
Indicated	3		150
	3			50
Inferred	2
	1			100

Mt. Hamilton Property Technical Report	186	November 10, 2025

Figure 14.8 Section 507,400E - classified mineral resource blocks.

Source: Advantage Geoservices (2025)

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14.12 Reasonable Prospects of Eventual Economic Extraction

Mineral Resources at the Property are constrained by a conceptual open pit shell designed in Whittle software, and considering relevant economic and technical parameters. The Whittle shell was run on Measured, Indicated and Inferred material. Blocks occurring within the conceptual pit shell and reporting above an economic cut-off grade of 0.006 oz/ton Au are considered to have reasonable prospects for eventual economic extraction (RPEEE). Pit optimization parameters are listed in Table 14.12.

Table 14.12 Pit optimization parameters.

	Au	Ag
Metal Price ($/oz)	2,400	28
Selling Price ($/oz)	3.05	0.50
Recovery
Centennial Oxide (%)	79.3	38.3
Centennial Sulfide (%)	31.0	39.5
Seligman Oxide (%)	75.8	40.9
Seligman Sulfide (%)	29.3	45.2
Igneous Oxide (%)	85.5	34.7
Igneous Sulfide (%)	33.9	33.2
Mining Cost ($/ton)	3.30
Processing Costs (%/ton)	4.50
G&A ($/ton)	1.65
Pit Slope	50
Metal Payable (%)	99.85	99.50
Royalty (%)	~2.4

14.13 Mineral Resource Reporting

The Mineral Resources are reported in Table 14.13 for open pit, heap leach mineralization. Mineral Resources are constrained by a conceptual pit shell and above an economic cut-off grade of 0.006 oz/ton Au. The estimated tonnages and grades in the Mineral Resource estimates have not been adjusted for mining recovery and dilution and contained metal estimates in the Mineral Resource tables have not been adjusted for metallurgical recoveries.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The QP is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other similar factors which could materially affect the stated Mineral Resources.

Mt. Hamilton Property Technical Report	188	November 10, 2025

Table 14.13 Mt. Hamilton Mineral Resource Estimate (September 23, 2025).

Variable	Tons (millions)	Au (oz/ton)	Ag (oz/ton)	Oz Au (thousands)	Oz Ag (thousands)
Measured	21.00	0.022	0.165	454	3,473
Indicated	8.09	0.015	0.169	124	1,366
M & I	29.09	0.020	0.166	578	4,839
Inferred	1.46	0.015	0.178	21	260

Notes:

1) The MRE was completed by Mr. James Gray, P. Geo, of Advantage Geoservices Ltd.

2) Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

3) Mineral Resources are the portion of the Mt Hamilton deposit that have reasonable prospects of eventual economic extraction by open pit mining method and processed by Au-Ag heap leaching.

4) Mineral Resources are constrained oxide and sulfide mineralization inside a conceptual open pit shell. The main parameters for pit shell construction are metal prices of $2,400/oz Au and $28/oz Ag, variable recovery for Au and Ag for oxide and sulfide mineralization by Area, open pit mining costs of $3.30/ton, heap leach processing costs of $4.50/ton, general and administrative costs of $1.65/ton processed, pit slope angles of 50° and a 2.4% royalty.

5) Mineral Resources are shown above a 0.006 oz/ton Au cut-off grade. This is a marginal cut-off grade that generates sufficient revenue to cover conceptual processing, general and off-site costs given metallurgical recovery and long-range metal prices for Au and Ag.

6) Units are imperial tons.

7) Numbers have been rounded as required by reporting guidelines and may result in apparent summation differences.

8) Mineral Resources were prepared in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves (2014) and CIM MRMR Best Practice Guidelines (2019).

9) The QP is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other similar factors which could materially affect the stated Mineral Resources.

The 2025 revised mineral resource estimate is presented in Table 14.14 at a range of Au cut-off grades. The selected cut-off (0.006 oz/ton Au, highlighted) is deemed to be reasonable in conjunction with cost and recovery values listed above. Tabled values are intended to illustrate cut-off grade sensitivity for comparative purposes only and should not be considered Mineral Resources.

Table 14.14 Mt. Hamilton Mineral Resource Estimate at a Range of Au Cut-Off Grades (September 23, 2025).

Category	COG (oz/ton Au)	Tons (millions)	Au (oz/ton)	Ag (oz/ton)	Oz Au (thousands)	Oz Ag (thousands)
Measured	0.006	21.00	0.022	0.165	454	3,473
	0.008	18.13	0.024	0.179	436	3,243
	0.010	15.64	0.027	0.191	415	2,986
Indicated	0.006	8.09	0.015	0.169	124	1,366
	0.008	6.37	0.018	0.188	113	1,195
	0.010	4.99	0.020	0.201	100	1,003

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Category	COG (oz/ton Au)	Tons (millions)	Au (oz/ton)	Ag (oz/ton)	Oz Au (thousands)	Oz Ag (thousands)
M & I	0.006	29.09	0.020	0.166	578	4,839
	0.008	24.50	0.022	0.181	549	4,438
	0.010	20.63	0.025	0.193	515	3,989
Inferred	0.006	1.46	0.015	0.178	21	260
	0.008	1.18	0.016	0.189	19	224
	0.010	0.87	0.019	0.190	16	166

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14.14 Risk, Uncertainty, and Opportunities related to the Mineral Resource Estimate

Potential risks and uncertainties related to the MRE  include the following:

• Data used to inform the block model is historical in nature and incomplete records of original data result in some limitations during verification campaigns. Past production on the Property mitigates some of this risk, however ongoing improvements should be made to verify the data.

• The number of bulk density determinations used in the block model are moderate (442). Additional determinations may result in minor changes and impact the tonnage.

• Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is a degree of uncertainty attributed to the estimation of Mineral Resources. Until resources are actually mined and processed, the quantity of mineralization and grades must be considered as estimates only.

Furthermore, with any exploration project there exists potential risks and uncertainties. The Company will attempt to reduce risk/uncertainty through effective project management, engaging technical experts and developing contingency plans. Potential risks include changes in the price of gold and silver, availability of investment capital, changes in government regulations, community engagement and socio-economic community relations, permitting and legal challenge risks and general environment concerns.

There is no guarantee that further exploration of the Property will result in the discovery of additional mineralization or an economic mineral deposit. Nevertheless, in the opinion of the QP, there are no significant risks or uncertainties, other than those mentioned above, that could reasonably be expected to affect the reliability or confidence in the currently available exploration information with respect to the Mt. Hamilton Property.

Potential opportunities related to the MRE, and the Mt. Hamilton Property include the following:

• The MRE used a number of cyanide gold values where fire assay gold values were not available, and silver values generated from partial extraction. Additional sampling and assaying may result in minor changes and impact the grade.

• Structural and lithological modeling in the main areas may elevate understanding on the controls of mineralization and result in identification of areas for resource expansion.

• Early skarn-related tungsten-copper-molybdenum mineralization, predominantly located beneath the gold-silver mineralization, has not been explored since 1984 and remains an upside opportunity.

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*** Items 15 to 22 omitted; this technical report is not for an advanced project ***

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23 Adjacent Properties

This section is not relevant to this Report.

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24 Other Relevant Data and Information

As of the Effective Date of this Report, the Authors are not aware of any other relevant data and/or information, with respect to the Mt. Hamilton Property.

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25 Interpretation and Conclusions

The QPs note the following interpretations and conclusions in their respective areas of expertise, based on the review of data available for this Report.

25.1 Mineral Tenure, Mineral Rights and Royalties

The Mt. Hamilton Property includes unpatented mining claims on federal land, patented mining claims and private land. All unpatented mining claims and patented lode mining claims are either owned or leased by MH-LLC. The Property is subject to a number of royalty obligations.

25.2 Geology and Mineralization

The Mt. Hamilton Property is located within the White Pine Mining District of the White Pine Mountain Range. The range is underlain by a thick sequence of Paleozoic strata consisting predominantly of shallow marine carbonate and clastic rocks ranging in age from Cambrian through Permian. Paleozoic strata are overlain locally by Tertiary volcanic rocks, volcaniclastic strata, and younger sedimentary rocks. The only exposures of plutonic rocks in the White Pine Range are two granitic stocks of Cretaceous age, the Seligman and Monte Cristo stocks (Hose and Blake, 1976), which are both present on the Property.

The area has undergone several complex deformational events forming the north-striking Hoppe Spring anticline, along which the main portion of the deposit is located, and the Silver Bell anticline to the SW (Myers et al., 1991). Alteration types observed consists of hornfels/skarn assemblages (prograde through retrograde), porphyry-type, and epithermal alteration. Hornfels-skarn assemblages form a concentric aureole, approximately 3.0 mi long by 1.5 mi wide, to the Monte Cristo and Seligman stocks (Myers et al., 1991; Burgoyne, 1993). The Seligman Stock margins are locally altered to endoskarn. Additionally, localized portions of the stocks have propylitic, potassic, and argillic alteration assemblages (Myers et al., 1991). Shales and calcareous shales are altered to fine grained, pale green, diopside-quartz-potassium feldspar hornfels assemblages proximal to the Seligman Stock. This assemblage grades outward to zones dominated by calcite-tremolite-diopside-potassic feldspar ± silica, followed by an outermost fine-grained biotite-quartz hornfels (Myers et al., 1991). Skarn assemblages overprint and crosscut the hornfels. The transition is marked by increasing iron content in the pyroxene and the formation of andraditic garnet (Burgoyne, 1993).

Retrograde skarn assemblages occurred in two stages with the first and most common stage, Type 1, a higher temperature (>750º F) assemblage, and Type 2, a lower temperature assemblage (Meyers et al., 1991). The Type 1 is characterized by garnet replaced by quartz, calcite, and pyrite. A later, lower temperature (<750º F) Type 2 assemblage is characterized by the replacement of garnet and pyroxene by quartz, epidote, iron oxides, actinolite, chlorite, and epidote (Myers et al., 1991). The Type 2 assemblage occurs as faulted controlled zones along lithologic contacts and adjacent to quartz veins.

Epithermal alteration varies in intensity and occurrence, and includes argillization, propylitization, and the presence of quartz veins. Localized zones of argillic alteration occur along the margins of the stock, along faults throughout the stock, and in association with late dikes. Within the igneous units, argillic alteration is characterized by feldspar minerals altered to kaolinite and montmorillonite. Propylitic alteration is additionally associated with the intrusive units but is typically more pervasive than the argillic alteration. Propylitic alteration is characterized by mafic minerals of the stock and dikes altered to chlorite, epidote, and calcite. Quartz and calcite veins <1 to 2 ft thick and containing minor gold and silver grades, are associated with the epithermal alteration and occur at the Seligman, Centennial, and the Seligman Stock (Igneous) deposits.

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Mineralization at Mt. Hamilton is characterized by an early polymetallic molybdenum-copper-tungsten ± gold-silver skarn-related phase and a late gold-silver epithermal overprint. Gold mineralization at Mt. Hamilton occurs within a broad north-trending zone of anomalous gold and is hosted in three contiguous deposits known as Seligman, Seligman Stock (Igneous) and Centennial. High- and low-angle faults along with skarn assemblages developed along lithologic contacts are the main controls to mineralization. Gold and silver are predominantly hosted within garnet-pyroxene, pyroxene-tremolite-quartz-potassic feldspar-calcite assemblages and quartz veins (Meyers et al., 1991). Dominant sulfide minerals include pyrite, arsenopyrite, molybdenite, chalcopyrite, scheelite, and galena. Gold occurs as free gold, in association with sulfide minerals (pyrite and arsenopyrite), in association with oxide minerals (hematite and goethite), disseminated with clay, and encapsulated within quartz (Paster; 1988, 1989, and 1990). Myers et al. (1991) observed that sulfide-sulfosalt bearing quartz veins cut both the skarn and stock and are closely associated with retrograde skarn zones. The veins vary in thickness from <1 to 30 ft and are continuous over an area measuring 2,000 by 4,500 ft. These quartz veins may be gold-silver bearing and contain sphalerite, galena, pyrite, covellite, bornite, stibnite, chalcopyrite, iron oxides, and minor tetrahedrite, bournonite and jamesonite.

25.2.1 Seligman Deposit

Precious metal mineralization at Seligman is laterally continuous and spans an area approximately 3,400 ft long, 2,000 ft wide and extends to a depth of 530 ft, though it is more commonly <100 ft below surface. The deposit has an overall shallow plunge (15º) to the north. Mineralization is interpreted to be controlled by skarn developed along the contact between the Hamburg Dolomite and Dunderberg Shale and by high-angle faults.

25.2.2 Centennial Deposit

Gold and silver mineralization at Centennial is laterally continuous and spans an area of 2,400 ft long, 1,600 ft wide, and extends to a depth of 730 ft below surface. Mineralization is hosted by skarn and hornfels units within the Secret Canyon and Dunderberg Shale. Intense mineralization typically occurs at the contact between the different units. Gold mineralization is typically associated with a sub-horizontal (10º to 20º), laterally continuous, highly oxidized, and variably silica altered and brecciated zones. The zone has a shallow dip to the south-southeast and has been interpreted to be controlled by a low-angle structure by previous workers. The zones are dominated by goethite-quartz assemblages and represent "Type 2" retrograde alteration.

25.2.3 Seligman Stock (Igneous) Deposit

Gold and silver mineralization within the Seligman Stock (Igneous) is laterally continuous over an area approximately 4,200 ft long, 1,400 ft wide, and on average extends to a depth of 450 ft below surface. Mineralization is hosted within the endoskarn, along structures, veins, and breccias within the main stock. The mineralized zone transitions from sub-horizontal in the northern portion of the stock, to shallowly east-dipping (25º) in the central portion, to shallowly west-dipping (10 to 15º) in the southern portion. The deposit has an overall shallow plunge (15º) to the north.

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25.3 Historical Exploration

The Mt. Hamilton site has a long history of precious and base metal mineral exploration and development dating back to 1865 and the discovery of gold at Monte Cristo Springs and silver at Treasure Hill-Hamilton area in 1868.

The most recent mining was completed by Rea Gold in 1994 with production from the Seligman deposit. Rea Gold ceased mining in June 1997 but continued leaching until declaring bankruptcy in Canadian Bankruptcy Court in November 1997. During this period an approximate total of 99,500 oz Au and 207,500 oz Ag were produced via a heap leach operation.

25.4 Drilling, Sampling and Assaying

MH-LLC has not conducted any drilling at the Property, and no drilling has been conducted since 2012. The Mt. Hamilton drillhole database (as of October 4, 2020) contains 1,138 holes, predominantly RC and core, totaling 507,611.5 ft (excludes 20 holes totaling 11,013.2 ft with no collar coordinate details). A nominal drillhole spacing is approximately 135 ft for the Seligman deposit, and 100 ft for the Centennial deposit.

RC samples were collected on 5 ft intervals and core holes were also predominantly sampled on 5 ft intervals with locally adjusted intervals based on lithological, alteration and mineralization changes.

Samples were prepared and analysed by accredited laboratories that included Chemex, AAL and Cone, as well as at the mine site between 1994 and 1997 when Rea Gold operated. QA/QC samples were inserted for most drilling campaigns with the majority of the footage including blanks, CRMs, and duplicates.

APEX conducted a review of the available analytical data, including QA/QC data, and it is of the opinion of the APEX QPs that the sample preparation, security, and analytical procedures adopted meet accepted industry standards and are adequate to ensure overall data quality.

25.5 Data Verification/Database

A significant data verification effort was conducted in 2019 by APEX on the drillhole database. This work included the examination of original drill logs, analytical certificates, collar surveys, downhole surveys, geological logs/data, the collection of SG density measurements and a significant validation effort regarding the analytical database. The data verification campaign included the identification and addition of data from approximately 80 drillholes that were not previously included in the database and the re-establishing of verified and validated original assay data for both gold and silver.

The 2018-2019 database verification, re-logging and geological modeling work completed by APEX was supervised by Mr. Michael Dufresne and by Mr. Andrew Turner. The work included a total of four visits to Ely by APEX personnel. As a result of the recent data verification campaign, it is the opinion of the APEX QPs that the Mt. Hamilton drillhole geological and analytical database is sufficiently complete, verified and validated for use in the resource estimation work discussed in this report.

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25.6 Metallurgical Testwork

Metallurgical testwork confirms that material from the Centennial, Seligman, and Seligman Stock (Igneous) deposits are amenable to a conventional heap leach processing flowsheet. Metallurgical interpretation for these deposits is based on data provided by MH-LLC.

The processing plan would envision mineralized material from all three deposits being crushed to 5/8 inch  before being stacked by a mobile conveyor system and heap leached; cement agglomeration would not be required given the crushed material's good permeability characteristics. Solubilized gold and silver would be recovered from the leachate using zinc cementation in a Merrill-Crowe processing circuit; precious metal precipitate would subsequently be smelted to produce doré on-site.

25.7 Mineral Resource Estimate

This MRE was completed by James Gray using Geovia GEMS® software. The Mineral Resource estimate is based on a total of 886 drillholes completed between 1973 and 2012.

The MRE utilized a 30' x 30' x 15' block model, which is appropriate for an open pit mining scenario, that covered the entire drilling area, which was divided into three areas to be used as partial controls on the estimation process: Seligman, Centennial and Seligman Stock (Igneous). Gold and silver variography was completed separately within the indicator interpolated domains (mineralized vs background) within each of the three resource "Areas".

The drillhole database comprised 61,264 samples that were composited to 5 ft resulting in 61,104 composites. Capping limits were determined statistically and applied separately for Au and Ag values within each of the six domains. A total of 442 density measurements were used to determine average density values for oxidized and unoxidized rock in the three main resource areas. Gold and silver grades were assigned to blocks within each of the six domains by ordinary kriging. An outlier restriction was used in the background domains to lessen the impact of the high-grade composites. Grades at which the restriction was applied (0.029 oz/ton Au and 0.437 oz/ton Ag) were selected based on probability plots of the combined low-grade composites.

The MRE is classified based on spatial parameters related to drill density and configuration, and the generation of an optimized pit. Blocks were initially classified as Inferred where estimated by two or more holes, or by a single hole within 100 ft. Indicated blocks are estimated by three or more holes and if the third closest hole is within 150 ft or the closest within 50 ft. Measured blocks are estimated by 11 or more holes in pass one, and the average of the three closest holes is no more than 75 ft, or the closest hole is within 25 ft.

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Mineral Resources at the property are constrained by a conceptual open pit shell designed in Whittle software, and considering relevant economic and technical parameters. The Whittle shell was run on Measured, Indicated and Inferred material. Blocks occurring within the conceptual pit shell, and reporting above an economic cut-off grade of 0.006 oz/ton gold are considered to have RPEEE.

Using a 0.006 oz/ton Au cut-off grade, Measured and Indicated Resources are estimated 29.09 million tons grading 0.020 oz/ton Au and 0.166 oz/ton Ag; and Inferred Resources are estimated at 1.46 million tons grading 0.015 oz/ton Au and 0.178 oz/ton Ag. The Mineral Resources reported are constrained within an optimized pit shell wireframe that was generated using a Au price of $2,400/oz and Ag price of $28/oz, variable gold and silver recoveries, mining costs of $3.30/ton, processing costs of $4.50/ton, general and admission costs of $1.65/ton and pit slope angles of 50°. The 2025 MRE for the Mt. Hamilton Property is presented in Table 25.1.

Table 25.1 Mineral Resource Estimate for the Mt. Hamilton Property with an effective data of September 23, 2025.

Category	Tons (millions)	Au (oz/ton)	Ag (oz/ton)	Oz Au (thousands)	Oz Ag (thousands)
Measured	21.00	0.022	0.165	454	3,473
Indicated	8.09	0.015	0.169	124	1,366
M & I	29.09	0.020	0.166	578	4,839
Inferred	1.46	0.015	0.178	21	260

Notes:

1) The MRE was completed by Mr. James Gray, P. Geo, of Advantage Geoservices Ltd.

2) Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

3) Mineral Resources are the portion of the Mt Hamilton deposit that have reasonable prospects of eventual economic extraction by open pit mining method and processed by Au-Ag heap leaching.

4) Mineral Resources are constrained oxide and sulfide mineralization inside a conceptual open pit shell. The main parameters for pit shell construction are metal prices of $2,400/oz Au and $28/oz Ag, variable recovery for Au and Ag for oxide and sulfide mineralization by Area, open pit mining costs of $3.30/ton, heap leach processing costs of $4.50/ton, general and administrative costs of $1.65/ton processed, pit slope angles of 50° and a 2.4% royalty.

5) Mineral Resources are shown above a 0.006 oz/ton Au cut-off grade. This is a marginal cut-off grade that generates sufficient revenue to cover conceptual processing, general and off-site costs given metallurgical recovery and long-range metal prices for Au and Ag.

6) Units are imperial tons.

7) Numbers have been rounded as required by reporting guidelines and may result in apparent summation differences.

8) Mineral Resources were prepared in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves (2014) and CIM MRMR Best Practice Guidelines (2019).

9) The QP is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other similar factors which could materially affect the stated Mineral Resources.

Source: Advantage Geoservices (2025).

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25.8 Conclusions

Based on a comprehensive review of available information, historical data, and the Updated 2025 MRE, the Authors conclude that the Mt. Hamilton Property is a property of merit prospective for the discovery of additional gold and silver, and polymetallic molybdenum-copper-tungsten (± gold-silver) mineralization. This conclusion is supported by the following:

• Favorable Geological Setting: The Property is situated within the geologically favorable White Pine Mining District of the White Pine Range and lies along the southern portion of the Battle Mountain - Eureka Trend.

• Defined Mineralization: Historical exploration and drilling conducted between 1986 and 2013 delineated gold and silver mineralization hosted in three main deposits: Seligman, Seligman Stock (Igneous), and Centennial. Historical exploration in the 1970s to early 1980's intersected tungsten-molybdenum mineralization at Centennial, west of Centennial and east of the Seligman Stock.

• Deposit Types: Based on the common mineralogical, alteration, formational, and geologic characteristics of Mt. Hamilton, it is reasonable to apply the gold-skarn deposit model to guide future exploration of the Property. In addition to the skarn mineralization observed at Mt. Hamilton, the Seligman and Centennial areas both display typical features of a potential Carlin-type overprint.

• Data Quality and Auditability: Data verification campaigns have been completed by APEX on the historical drilling data, significantly improving the auditability and quality of the underlying data. Although some minor concerns were noted in the historical QA/QC programs (1986-2013), the APEX QPs are of the opinion that these issues do not materially impact the MRE.

• Current MRE Confirmation: The Property's potential is affirmed by the calculation of the Updated 2025 Mt. Hamilton MRE.

• Metallurgical Amenability: Historical metallurgical testwork confirms that material from the Centennial, Seligman, and Seligman Stock deposits is amenable to a conventional heap leach flowsheet.

• QP Validation: Mr. Dufresne's recent site inspection and gold mineralization returned from verification samples

25.9 Risks and Uncertainties

Potential risks and uncertainties related to the MRE include the following:

• Data used to inform the block model is historical in nature and incomplete records of original data result in some limitations during verification campaigns. Past production on the Property mitigates some of this risk, however ongoing improvements should be made to verify the data.

• The number of bulk density determinations used in the block model are moderate (442). Additional determinations may result in minor changes and impact the tonnage.

• Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is a degree of uncertainty attributed to the estimation of Mineral Resources. Until resources are actually mined and processed, the quantity of mineralization and grades must be considered as estimates only.

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Furthermore, with any exploration project there exists potential risks and uncertainties. The Company will attempt to reduce risk/uncertainty through effective project management, engaging technical experts and developing contingency plans. Potential risks include changes in the price of gold and silver, availability of investment capital, changes in government regulations, community engagement and socio-economic community relations, permitting and legal challenge risks and general environment concerns.

There is no guarantee that further exploration of the Property will result in the discovery of additional mineralization or an economic mineral deposit. Nevertheless, in the opinion of the QPs, there are no significant risks or uncertainties, other than those mentioned above, that could reasonably be expected to affect the reliability or confidence in the currently available exploration information with respect to the Mt. Hamilton Property.

25.10 Opportunities

Potential opportunities related to the MRE, and the Mt. Hamilton Property include the following:

• The MRE used a number of cyanide gold values where fire assay gold values were not available, and silver values generated from partial extraction. Additional sampling and assaying may result in minor changes and impact the grade.

• Structural and lithological modeling in the main areas may elevate understanding on the controls of mineralization and result in identification of areas for resource expansion.

• Early skarn-related tungsten-copper-molybdenum mineralization, predominantly located beneath the gold-silver mineralization, has not been explored since 1984 and remains an upside opportunity.

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26 Recommendations

As a property of merit, a 2-phase work program is recommended to delineate additional precious metal mineralization at Mt. Hamilton to support future Mineral Resource expansion, test the tungsten potential of the Property, and move towards potential production.

Recommended activities for Phase 1 include:

• Ongoing structural and lithological modeling of the main areas to elevate understanding on the controls of mineralization.

• Diamond drilling:

o A limited but geographically focused 4-hole PQ sized diamond drilling program is recommended for the Centennial deposit and portions of the Seligman and Seligman Stock deposits. The recommended drilling will provide an opportunity to add new density determinations and silver analyses to compliment and potentially further validate the silver data currently within the drillhole database. In addition, the drilling program will provide material to support future studies, including geological, metallurgical and geotechnical studies.

o A 3-hole PQ sized diamond core program should be conducted to assess the tungsten targets within the Property and to collect new core material for geological, metallurgical and geotechnical studies.

• Fieldwork comprising further detailed geological mapping and sampling (prospecting) is recommended for areas peripheral (west, south and east) of the Centennial deposit area.

The estimated cost of the Phase 1 drilling and exploration program for the Property totals US$2,200,000, not including contingency funds or taxes.

Phase 2 exploration is contingent on the positive results of Phase 1 and should include the following:

• A substantial infill and step out RC drilling program of approximately 25,000 ft should be completed at Centennial and Seligman to increase the confidence of the current MRE to potentially upgrade existing Inferred Mineral Resources to Indicated Mineral Resources.

• Any remaining archived pulp samples, beyond the 664 analyzed in 2019, should be inventoried and examined. Consideration should then be given to re-analyzing them for silver, if warranted, using either fire assay or multi-acid ICP analysis.

• Review historical core holes and assess if partially sampled and assayed holes require additional sampling and assaying.

• Modern soil geochemical sampling is recommended for areas surrounding the Centennial deposit, particularly to the south where sampling should extend to cover the U4 and Wheeler Ridge/Chester areas. The latter has seen some exploratory drilling and has returned some anomalous to weakly mineralized intersections and should be considered for geophysical surveys by induced polarization and/or CSAMT.

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• Metallurgical testwork, including additional column leach test data for the Seligman and Seligman Stock deposits to improve spatial variability for those deposits, and a PEA to advance the Property towards the Pre-Feasibility stage.

The estimated cost of the Phase 2 exploration program for the Property totals US$5,100,000, not including contingency funds or taxes.

Collectively, the estimated cost of the recommended work programs for the Property totals US$7,300,000, not including contingency funds or taxes (Table 26.1).

Table 26.1 Proposed Budget for Proposed Exploration at the Mt. Hamilton Property.

Phase	Item	Approximate Cost (US$)

Phase 1	All in cost for core drilling (7 PQ-sized diamond holes)	$1,900,000
	Ongoing Structural and Lithological Modelling	$100,000
	Geological Mapping and Sampling	$200,000
	Sub-total:	$2,200,000

Phase 2	All in cost for RC drilling (25,000 ft)	$3,800,000
	Archived pulp sample investigation and historical core review.	$100,000
	Geochemical Sampling (soils)	$200,000
	Geophysical Survey	$250,000
	Metallurgical Test Work	$500,000
	Mineral Resource Estimate and PEA Technical Report	$250,000
	Sub-total:	$5,100,000

Phase 1 & 2	Total:	$7,300,000

Source: APEX (2025)

Mt. Hamilton Property Technical Report	203	November 10, 2025

27 References

APEX (2019): Internal report prepared for Mt. Hamilton LLC

Blake, D.W., Wotruba, P.R., and Theodore, T.G. (1984): Zonation in the skarn environment at the Minnie-Tomboy gold deposits, Lander County, Nevada, in Wilkins, Joe. Jr., ed., Gold and silver deposits of the Basin and Range province, western U.S.A.: Arizona Geological Society Digest, v. 15, p. 67-72.

Burgoyne, A.A. (1993): An Evaluation of the Geology and Geological Resources, Mt Hamilton Gold Property: Private report for Rea Gold Corporation.

Cline, J.S., Hofstra, A.H., Muntean, J.L., Tosdal, R.M., and Hickey, K.A. (2005): Carlin-Type Gold Deposits in Nevada: Critical Geologic Characteristics and Viable Models: Economic Geology, v. 100th Anni, p. 451-484, doi: 10.5382/av100.15.

Cooke, D. R., White, N. C. and Gemmel, J. B. (2016). High Sulphidation Epithermal Deposits. CODES presentation October 13, 2016.

Cooke, D. R., and Hollings, P. (2017). Porphyry Copper, Gold, and Molybdenum Deposits. SEG 2017 conference, Presentation September 16-17, 2017.

De Long, J.E. and Dennis, M.D. (1991): Mt Hamilton Project 1991 Report. Westmont Gold Corp. Internal report, p. 31

Enaudi, M.T., and Burt, D.M. (1982): Introduction, terminology, classification, and composition of skarn deposits: Economic Geology, v. 77, p. 745-754.

Enaudi, M.T., Meinert, L.D., and Newberry, R.J. (1981): Skarn Deposits, in Skinner, B.J., ed., Seventy-fifth anniversary volume, 1905-1980, Economic Geology: New Haven, CT., Economic Geology Publishing Company, p. 317-391.

Golder Associates (1990): Mt. Hamilton Prospect Pit Slope Investigation and Design, Internal report prepared for Westmont Mining Inc, Dated August 30, 1990, 25 pages.

Goodenow, R. (2025): Title Report: Mt. Hamilton Project, White Pine County, Nevada" prepared for Mako Mining by Rew Goodenow of Parsons, Behle and Latimer, located in Reno, Nevada. Legal title report dated October 22, 2025

Hammarstrom, J.M. (1997): Progress on Geoenvironmental Models for Selected Mineral Deposit Types Chapter H Environmental Geochemistry of Skarn and Polymetallic Carbonate-Replacement Deposit Models: Open-File Report 02-195, p. 115-142, https://pubs.usgs.gov/of/2002/of02-195/.

Hembree, D.R. (1996): Centennial and Seligman Pit Area Geologic Modelling Procedures, Internal report for Mt. Hamilton LLC, p. 14.

Hofstra, A.H., and Cline, J.S. (2000): Characteristics and models for carlin-type gold deposits: Reviews in Economic Geology, v. 13, p. 163-220.

Horton, J. D., San Juan, C. A., and Stoeser, D. B. (2017): The State Geologic Map Compilation (SGMC) geodatabase of the conterminous United States (ver. 1.1). U.S. Geological Survey Data Series 1052, 46 p. https://doi.org/10.3133/ds1052

Mt. Hamilton Property Technical Report	204	November 10, 2025

Hose, R.K., and Blake, M.C. (1976): Geology, in Geology and mineral resources of White Pine County, Nevada: Nevada Bureau of Mines and Geology Bulletin 85, Mackay School of Mines, University of Nevada-Reno, 32 pages.

Humphrey, F.L. (1960): Geology of the White Pine mining district, White Pine County, Nevada: Nevada Bureau of Mines and Geology Bulletin 57.

Jaacks, J. (1988): Standard Report, Internal memo prepared for Westmont Mining Inc., Dated May 9, 1988.

Jones, S.K. (1984): Geology and mineralization in the zone of contact metamorphism associated with the Seligman stock, White Pine mining district, White Pine County, Nevada: M.S. thesis: University of Nevada, Reno, 94 pages.

Kaunda, R. (2012): Feasibility Study Volume III - Geotechnical Pit Slope and Waste Rock Disposal Area Stability Evaluation Mt. Hamilton Gold Project Centennial Deposit White Pine County, Nevada, Technical report prepared for Mt. Hamilton LLC with Solitario Exploration and Royalty by SRK Consulting (U.S.) Inc dated November 19, 2012, 154 pages

Kuntz, G. (1996): Geologic Map of the Hamilton Mining District, White Pine County, Nevada, Mt. Hamilton Mining Company, 1 page.

Leibold, A. (1989): Mt. Hamilton Drill Comparison, Internal Westmont Mining Inc. report, 1 p.

Mako Mining Corp. (2025): Mako Mining announces proposed acquisition of the permitted Mt. Hamilton Gold-Silver Project in Nevada along with a well-defined tungsten (critical metal)-copper-molybdenum target, without any equity dilution. News release dated September 30, 2025. Available at URL < https://www.makominingcorp.com/news-media/press-releases/index.php?content_id=1070 > [November 2025]

MEG, Miscellaneous standard brochures.

Meinert, L.D. (1992): Skarn and Skarn Deposits: Geoscience Canada, v. 19, no.4, p. 145-162.

MRDI (1996): Fatal Flaw Analysis of Mt. Hamilton Mining Company, Internal report prepared for American Resources Corporation, Draft prepared January 22, 1996, 95 pages.

MRDI (1997a): Mt Hamilton - Centennial Ore Reserve Estimation, Centennial Gold Deposit V1, Internal report prepared for Rea Gold Corporation, Report date April 1997, 136 pages.

MRDI (1997b) REA Gold Corporation Mt. Hamilton - Centennial Ore reserve Estimation, Centennial Gold Deposit, Volume 1: Prepared for: REA Gold Corporation, 136 pages.

MH-LLC (2021): Report on the Mt. Hamilton Property, White Pine County, Nevada, USA. Internal report prepared for Mt. Hamilton LLC, 186 p.

Myers, G., Dennis, M. D., Wilkinson, W. H., and Wendt, C. J. (1991): Precious Metal Distribution in the Mount Hamilton Polymetallic Skarn System, Nevada: in Raines, G.L., Lisle, R.E., Schafer, R.W. and Wilkinson, W.H., Eds., Symposium Proceedings, Geology and Ore Deposits of the Great Basin, Geologic Society of Nevada and the U.S. Geological Survey, April 1-5, 1990, p. 677-685.

Nolan, T.B., Merriam, C.W., Williams, J.S. (1956): The stratigraphy section in the vicinity of Eureka, Nevada: U.S. Geological Survey Professional Paper 276, 77 pages.

Nutt, C.J., and Hofstra, A.H. (2003): Alligator Ridge District, East-Central Nevada: Carlin-Type Gold Mineralization at Shallow Depths: Economic Geology, v. 98, p. 1225-1241.

Mt. Hamilton Property Technical Report	205	November 10, 2025

Officer, L.H., and Williamson, S.H. (2020). "The Price of Gold, 1257-Present", Measuring Worth, 2020, http://www.measuringworth.com/gold

Paster, T.P. (1988): Petrography of Gold in Mt. Hamilton Lower Zone Cuttings Composite - Leach Tails #L.R. 236 -30, -200 mesh, 9 pages.

Paster, T.P. (1989): Gold Occurrence in 6 Mt. Hamilton Heads; Including 3 NES Samples, 2 pages.

Paster, T.P. (1990): Gold in #MH- Comp 3. Composite from MH8740, 144-172; 89134, comp 342-500, 1 page.

Pennington, J., DeLong, R., Daviess, F., Osborne, H., Poeck, J., Hartley, K., Levy, M., Nikirk, E. (2012a): NI 43-101 Technical Report on Resources and Reserves, Mt. Hamilton Gold Project, Centennial Deposit, White Pine County, Nevada, NI 43-101 Technical report prepared for Mt. Hamilton LLC by SRK Consulting (U.S.) Inc. dated February 22, 2012, 235 pages

Pennington, J., Miller, B., DeLong, R., Hartley, K., Levy, M., Nikirk, E., Osborne, H., and Sheerin, C. (2014): NI 43-101 Technical Report Feasibility Study Mt. Hamilton Gold and Silver Project Centennial Deposit and Seligman Deposit. Technical report prepared for Mt. Hamilton LLC by SRK Consulting (U.S.) Inc. dated October 2014, 286 p.

Putney, T. (1985): Geology, geochemistry, and alteration of the Seligman and Monte Cristo stocks, White Pine mining district, White Pine County, Nevada: M.S. thesis: University of Nevada, Reno, 152 pages.

Ray, G.E., and Webster, I.C.L. (1997): Skarns in British Columbia: British Columbia Ministry of Employment and Investment, Energy and Minerals Division, Geological Survey Branch, Bulletin 101, 260 p.

Ressel, M.W., Dendas, M., Lujan, R., Essman, J., and Shumway, P.J. (2015): Shallow Expressions of Carlin-type Hydrothermal Systems: An Example from the Emigrant Mine, Carlin Trend, Nevada: New Concepts and Discoveries: Geological Society of Nevada 2015 Symposium, p. 409-433.

Rhys, D., Valli, F., Burgess, R., Heitt, D., and Hart, K. (2015): Controls of fault and fold geometry on the distribution of gold mineralization on the Carlin trend: New concepts and discoveries: Proceedings, Geological Society of Nevada Symposium, v. 1, p. 333-389.

Robinson, J.P (2019): Summary of 2019 Geologic Mapping Program, Mt. Hamilton Project, White Pine Range, White Pine County, Nevada, Part 1 - Surface Geology (Local and Regional Stratigraphy and Structural Geology): In House report prepared for Mt. Hamilton LLC, Report date December 15, 2019, Revised April 20, 2020, 35 pages.

Robinson, J.P (2020): Summary of 2019 Geologic Mapping Program, Mt. Hamilton Project, White Pine Range, White Pine County, Nevada, Part 2 - Integration of Surface Data and Historic Subsurface Data: In House report prepared for Mt. Hamilton LLC, Report date May 16, 2020, Revised June 7, 2020, 29 pages.

RPA, 2005, Technical Report on the Mt. Hamilton Gold Property, White Pine County, Nevada, NI 43-101 Technical Report prepared for Augusta Resource Corporation, Report date February 24, 2005.

Sailfish Royalty Corp. (2025): Sailfish Royalty announces acquisition of five-year gold stream and subsequent 2% NSR on the permitted Mt. Hamilton Gold-Silver Project in Nevada. News release dated September 30, 2025. Available at URL < https://www.juniorminingnetwork.com/junior-miner-news/press-releases/2475-tsx-venture/fish/188244-sailfish-announces-the-acquisition-of-a-five-year-gold-stream-and-subsequent-2-nsr-on-the-permitted-mt-hamilton-gold-silver-project-in-nevada.html > [November 2025]

Mt. Hamilton Property Technical Report	206	November 10, 2025

Sillitoe, R.H. (2010): Porphyry Copper Systems: Economic Geology, v. 105, pp. 3-31.

Sillitoe, R.H. and Hedenquist, J.W. (2003): Linkages between Volcanotectonic Settings, Ore-Fluid Compositions, and Epithermal Precious Metal Deposit, SEG Special Publication 10, P. 315-343.

Sonnevil, R.A. (1979): Evolution of Skarn at Monte Cristo, Nevada: unpub. M.S. Thesis, Stanford University, 84p.

SRK Consulting (2009), Updated NI 43-101 Preliminary Economic Assessment Ely Gold & Minerals Inc. Centennial Gold and Silver Deposit Mt. Hamilton Property, White Pine County, Nevada, NI 43-101 Technical Report prepared for Ely Gold Minerals Inc, Effective Date May 8, 2009.

Theodore, T.G., Orris, G.J., Hammarstrom, J.M., and Bliss, J.D. (1991): Gold-Bearing Skarns: United States Geological Survey Bulletin 1930, 61 p.

United States Geological Survey (2025): 2025 draft list of critical minerals. Available at URL < https://www.usgs.gov/index.php/media/images/2025-draft-list-critical-minerals > [November 2025]

Westmont Mining Inc (1990): The Geochemical Group, 1989 Standards History, Internal memo, Dated June 28, 1990.

Westmont Mining Inc. (1991): Mt. Hamilton Project Feasibility Study Update, prepared by Westmont Mining Inc., May 1991.

Wolfenden, E.B. (1965): Bau Mining district, west Sarawak, Malaysia, part 1, Bau: Geological Survey of Malaysia (Borneo Region) Bulletin 7, pt 1, 147 p.

Mt. Hamilton Property Technical Report	207	November 10, 2025

28 Certificate of Authors

28.1 Michael B. Dufresne Certificate of Author

I, Michael B. Dufresne, M.Sc., P.Geo., P.Geol., of Edmonton, Alberta, do hereby certify that:

1) I am a President and a Principal of APEX Geoscience Ltd. ("APEX"), with a business address of 100, 11450 - 160 St. NW, Edmonton, Alberta, Canada.

2) I am the Author and am responsible for Sections 1.6, 1.7, 1.10, 9 to 12, 23, 24, 25.4, 25.5, 25.8 to 25.10, 26, and 27 of this Technical Report entitled: "NI 43-101 Technical Report on the Mt. Hamilton Property, White Pine County, Nevada, USA", with an Effective Date of November 10, 2025 (the "Technical Report").

3) I graduated with a B.Sc. Degree in Geology from the University of North Carolina at Wilmington in 1983 and a M.Sc. Degree in Economic Geology from the University of Alberta in 1987. I have worked as a geologist for more than 40 years since my graduation from university and have been involved in all aspects of mineral exploration and mineral resource estimations for precious and base metal mineral projects and deposits in Canada and internationally.

4) I am and have been registered as a Professional Geologist with the Association of Professional Engineers and Geoscientists ("APEGA") of Alberta since 1989 and a Professional Geoscientist with the Association of Professional Engineers and Geoscientists of British Columbia ("EGBC") since 2012. I am a 'Qualified Person' for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("National Instrument 43-101") in relation to the subject matter of this Technical Report.

5) I have visited the Property that is the subject of this Technical Report on September 29, 2025, and November 2, 2017. I have conducted a review of the Mt. Hamilton Property data.

6) I am independent of Mt. Hamilton LLC, Mako Mining Corp., and Sailfish Royalty Corp. as defined by Section 1.5 of National Instrument 43-101. I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Company. I am not aware of any other information or circumstance that could interfere with my judgment regarding the preparation of the Technical Report.

7) I have had previous involvement with the Mt. Hamilton Property. I co-authored an internal technical report on the Property in 2021 (MH-LLC, 2021), conducted a site inspection in November 2017, and supervised a data verification program in 2019.

8) I have read and understand National Instrument 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with the instrument.

9) To the best of my knowledge, information and belief, as of the effective date of the Technical Report, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated and Signed this 17th day of November 2025 in Edmonton, Alberta, Canada

Signature and Seal on File

Signature of Qualified Person

Michael B. Dufresne, M.Sc., P.Geo., P.Geol. (APEGA #48439; EGBC #37074)

Mt. Hamilton Property Technical Report	208	November 10, 2025

28.2 Andrew J. Turner Certificate of Author

I, Andrew J. Turner, B.Sc., P.Geol., P.Geol. of Edmonton, Alberta, do hereby certify that:

1) I am a Senior Geologist and Principal of APEX Geoscience Ltd. ("APEX"), with a business address of 100, 11450 - 160 St. NW, Edmonton, Alberta, Canada.

2) I am the Author and am responsible for Sections 1.1 to 1.5, 2 to 8, 25.1 to 25.3 of this Technical Report entitled: "NI 43-101 Technical Report on the Mt. Hamilton Property, White Pine County, Nevada, USA" with an Effective Date of November 10, 2025 (the "Technical Report").

3) I am a graduate of the University of Alberta, Edmonton, AB, with a B.Sc. in Geology (1993). I have over 30 years of experience in all aspects of mineral exploration and mineral resource estimations for precious and base metals projects and deposits in Canada, the United States, and Central and South America

4) I am a Professional Geologist (P.Geol., P.Geo.) registered with the Association of Professional Engineers and Geoscientists of Alberta ("APEGA"; Member #: 49901), a Professional Geoscientist with the Association of Professional Engineers and Geoscientists of British Columbia ("EGBC"; Member #: 60708)  and the Northwest Territories and Nunavut Association of Professional Engineers and Geoscientists ("NAPEG"; Member #: L2456) and I am a 'Qualified Person' for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("National Instrument 43-101")  in relation to the subject matter of this Technical Report.

5) I visited the Property that is the subject of this Technical Report on November 2, 2017. In addition, I conducted work at the Ely storage facility over three visits between February 23 and March 3, 2018; April 5 and 20, 2018; and February 5 and 11, 2019. I have conducted a review of the Mt. Hamilton Property data.

6) I am independent of Mt. Hamilton LLC, Mako Mining Corp., and Sailfish Royalty Corp. as defined by Section 1.5 of National Instrument 43-101. I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Company. I am not aware of any other information or circumstance that could interfere with my judgment regarding the preparation of the Technical Report.

7) I have had previous involvement with the Mt. Hamilton Property, which is the subject of this Technical Report. I conducted work at the Ely storage facility over three visits between February 23 and March 3, 2018; April 5 and 20, 2018; and February 5 and 11, 2019. In addition, I co-authored an internal technical report on the Property in 2021 (MH-LLC, 2021)

8) I have read and understand National Instrument 43-101 and Form 43-101 F1 and the Technical Report has been prepared in compliance with the instrument.

9) To the best of my knowledge, information and belief, as of the effective date of the Technical Report, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Mt. Hamilton Property Technical Report	209	November 10, 2025

Dated and Signed this 17th day of November 2025 in Edmonton, Alberta, Canada

Signature and Seal on File

Signature of Qualified Person
Andrew J. Turner, B.Sc., P.Geol., P.Geo. (APEGA # 49901; EGBC # 60708;
NAPEG # L2456)

Mt. Hamilton Property Technical Report	210	November 10, 2025

28.3 David Frost Certificate of Author

I, David Frost, FAusIMM, of Toronto, Ontario, Canada, do hereby certify:

1.  I am the Vice President Process Engineering with DRA Americas Inc., located at 20 Queen St W 29th Floor, Toronto, Ontario, M5H 3R3, Canada.

2.  I am a graduate of RMIT University with a Bachelor of Metallurgical Engineering in Metallurgy in 1993.

3.  I am a registered Fellow of the Australian Institute of Mining and Metallurgy (FAusIMM) membership #110899.

4.      I have worked as a Metallurgist and Process Engineer in various capacities since my graduation from university in 1993. My relevant work experience includes:

•  30 years of post-graduate experience of process plant operations and engineering design experience including the oversite of gold heap leach circuit processing in operations and the engineering design of several gold heap leach flowsheets.

•  Supervision and interpretation of numerous metallurgical testwork programs used for the derivation of process plant flowsheets involving gold heap leaching.

•  Participation and author of several NI 43-101 (as defined below) technical reports.

5.      I have read the definition of "qualified person" set out in the NI 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and certify that, by reason of my education, affiliation with a professional association, and past relevant work experience, I fulfill the requirements to be a qualified person for the purposes of NI 43 101.

6.      I am independent of the issuer applying all the tests in Section 1.5 of NI 43-101.

7.      I am responsible for the preparation of Sections 1.8, 13, and 25.6 of the Technical Report entitled: "NI 43-101 Technical Report on the Mt. Hamilton Property, White Pine County, Nevada, USA", with an Effective Date of November 10, 2025 (the "Technical Report").

8.      I did not visit the Property that is the subject of this Technical Report.

9.    I have had prior involvement with the Property that is the subject of the Technical Report in reviewing various historical metallurgical testwork (2021) and co-authoring an internal technical report on the Property in 2021 (MH-LLC, 2021)

10.  I have read NI 43-101 and the sections of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101.

11.  As at the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the portions of the Technical Report for which I am responsible not misleading.

Dated this 17th day of November 2025 in Toronto, Ontario.

"Original Signed on file"

David Frost, FAusIMM

Vice President Process Engineering

DRA Americas Inc.

Mt. Hamilton Property Technical Report	211	November 10, 2025

28.4 James N. Gray Certificate of Author

I, James N. Gray, B.Sc., P.Geo., of Maple Ridge, BC, do hereby certify that:

1) I am a consulting geologist with Advantage Geoservices Ltd. ("Advantage"), with a business address of 12771 261 Street, Maple Ridge, British Columbia, Canada.

2) I am the Author and am responsible for Sections 1.9, 14, and 25.7 of this Technical Report entitled: "NI 43-101 Technical Report on the Mt. Hamilton Property, White Pine County, Nevada, USA", with an Effective Date of November 10, 2025 (the "Technical Report").

3) I am a graduate of the University of Waterloo, with a B.Sc. in Geology and have practiced my profession continuously since 1985. I have over 35 years of experience in the mineral resource estimation work at operating mines as well as base and precious metal projects in North and South America, Europe, Asia and Africa.

4) I am a Professional Geologist (P.Geo.) registered with Engineers & Geoscientists British Columbia (#27022) and I am a 'Qualified Person' for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("National Instrument 43-101") in relation to the sections of this Technical Report for which I am responsible.

5) I have visited the Property that is the subject of this Technical Report between July 23 and July 25, 2019.

6) I am independent of Mt. Hamilton LLC, Mako Mining Corp., and Sailfish Royalty Corp. as defined by Section 1.5 of National Instrument 43-101. I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Company. I am not aware of any other information or circumstance that could interfere with my judgment regarding the preparation of the Technical Report.

7) I have had previous involvement with the Mt. Hamilton Property. I co-authored an internal technical report on the Property in 2021 (MH-LLC, 2021) and conducted a site inspection in July 2019.

8) I have read and understand National Instrument 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with the instrument.

9) To the best of my knowledge, information and belief, as of the effective date of the Technical Report, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated and Signed this 17th day of November 2025 in Maple Ridge, British Columbia, Canada

Signed and Sealed

Mt. Hamilton Property Technical Report	212	November 10, 2025

_____________________________________________________________________________

James N. Gray, B.Sc., P.Geo. (EGBC #27022)

Advantage Geoservices Ltd

Mt. Hamilton Property Technical Report	213	November 10, 2025